2008 Annual Report to Shareholders

08070507

PLEXUS®

The Product Realization Company

Notice of 2009 Annual Meeting of Shareholders and Proxy Statement

PROFILE

About Plexus Corp. — The Product Realization Company

Plexus (www.plexus.com) is an award-winning participant in the Electronic Manufacturing Services (EMS) industry. We provide product realization services, including advanced electronics design, manufacturing and testing services, to both original equipment manufacturers ("OEMs") and other technology companies in the wireline/networking, wireless infrastructure, medical, industrial/commercial and defense/security/aerospace market sectors.

Market Sector	% of F08 Sales
Wireline/Networking	44%
Wireless Infrastructure	9%
Medical	21%
Industrial/Commercial	16%
Defense/Security/Aerospace	10%

Plexus is passionate about its goal to be the best EMS company in the world at providing services for customers that have mid-to-low volume requirements and a higher mix of products. To support our strategy, we have uniquely aligned our business processes, workforce and financial metrics.

We operate flexible manufacturing facilities and processes designed to accommodate customers with multiple product-lines and configurations as well as unique quality, reliability and regulatory requirements. Each of our customers are supported by a multi-disciplinary customer team and one or more uniquely configured "focus factories" supported by a supply-chain and logistics solution specifically designed to meet the flexibility and responsiveness required to support that customer's fulfillment requirements.

Our go-to-market strategy is also tailored to our target market sectors and business strategy, with business development and customer management teams dedicated to each of the five sectors we serve. These teams are accountable to understand sector participants, technology, unique quality and regulatory requirements and longer-term trends. These teams also help set our strategy for growth in their sectors with a particular focus on expanding the services and value-add that we provide customers.

In addition, our financial model is aligned with our business strategy, with our primary focus to earn a return on invested capital ("ROIC") in excess of our weighted average cost of capital ("WACC"). Lower manufacturing volumes, flexibility and fulfillment requirements, our sector-based go-to-market strategy, and complex quality and regulatory compliance requirements typically result in higher investments in inventory and selling and administrative costs relative to our competitors. By exercising discipline to generate a ROIC in excess of our WACC, our goal is to ensure that Plexus creates a value proposition for our shareholders as well as our customers.

Established in 1979, Plexus has approximately 7,900 employees located in 19 active facilities around the world. These facilities are strategically located to support the global supply chain, manufacturing and engineering needs of OEMs in our targeted market sectors. Plexus' global footprint is outlined below:

Geographic Region	# of Facilities*	Sq. Footage	% of F08 Sales
United States	10	1,213,000	61%
Asia	6	897,000	31%
Mexico	1	210,000	4%
Europe	2	71,000	4%

* Note: Only includes manufacturing and engineering facilities. Please refer to our Form 10-K for a full list of properties.

PLEXUS®

The Product Realization Company

Plexus Corp.
55 Jewelers Park Dr.
P.O. Box 156
Neenah, WI 54957-0156
(920) 722-3451

Notice of 2009 Annual Meeting of Shareholders and Proxy Statement

2008 Annual Report on Form 10-K

Your vote is important. You may vote in person, electronically via the Internet at www.proxyvote.com, by phone at 1-800-690-6903 or by mail. If voting via the Internet or by phone, please have the 12 digit control number that was sent to you available. If you did not receive written materials and would like to receive them, please request them as provided on page 1 of the Proxy Statement.

PLEXUS®

The Product Realization Company

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS
on February 4, 2009

To the Shareholders of Plexus Corp.:

Plexus Corp. will hold its annual meeting of shareholders at The Westin Chicago Northwest, located at 400 Park Boulevard, Itasca, Illinois, on Wednesday, February 4, 2009 at 11:00 a.m., for the following purposes:

(1) To elect nine directors to serve until the next annual meeting and until their successors have been duly elected.

(2) To ratify the selection of PricewaterhouseCoopers LLP as Plexus' independent auditors.

(3) To transact such other business as may properly come before the meeting or any adjournment thereof.

Plexus Corp.'s shareholders of record at the close of business on December 1, 2008 will be entitled to vote at the meeting or any adjournment of the meeting. On or about December 22, 2008, we expect to mail most shareholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy statement and annual report, as well as vote, online. All other shareholders will be sent a copy of the proxy statement and annual report by mail.

We call your attention to the proxy statement accompanying this notice for a more complete statement about the matters to be acted upon at the meeting.

By order of the Board of Directors

Angelo M. Ninivaggi
Vice President, General Counsel, Secretary and
Corporate Compliance Officer

Neenah, Wisconsin
December 16, 2008

You may vote in person or by using a proxy as follows:

- By internet: Go to www.proxyvote.com. Please have either the notice or proxy card we sent to you in hand because each has your personal 12 digit control number(s) needed for your vote.
- By telephone: Call 1-800-690-6903 on a touch-tone telephone. Please have either the notice or proxy card we sent to you in hand because each has your personal 12 digit control number(s) needed for your vote.
- By mail: If you only received a notice, please request written materials as provided on page 1 of the proxy statement. Complete, sign, and date the proxy card and return it to the address indicated on the proxy card.

If you later find that you will be present at the meeting or for any other reason desire to revoke your proxy, you may do so at any time before it is voted.

PLEXUS®

The Product Realization Company

55 Jewelers Park Drive
P.O. Box 156
Neenah, Wisconsin 54957-0156

PROXY STATEMENT

TABLE OF CONTENTS

COMMONLY ASKED QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING 1

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS 6

ELECTION OF DIRECTORS 8

CORPORATE GOVERNANCE 10
Board of Directors Meetings 10
Director Independence 10
Board Committees 11
Communications with the Board 14
Code of Ethics, Committee Charters and Other Corporate Governance Documents 15
Directors' Compensation 15
Stock Ownership Guidelines 18
Section 16(a) Beneficial Ownership Reporting Compliance 18

COMPENSATION DISCUSSION AND ANALYSIS 19
Fiscal 2008 Committee Highlights 19
Executive Compensation Philosophy, Goals and Process 20
Elements and Analysis of Direct Compensation 20
Elements and Analysis of Retirement and Other Compensation 28
Employment and Change in Control Agreements 30
Tax Aspects of Executive Compensation 31

COMPENSATION COMMITTEE REPORT 32

EXECUTIVE COMPENSATION 33
Summary Compensation Table 33
Grants of Plan-Based Awards 35
Outstanding Equity Awards at Fiscal Year-End 38
Option Exercises and Stock Vested 40
Nonqualified Deferred Compensation 40
Employment Agreements and Potential Payments Upon Termination or Change in Control 41

CERTAIN TRANSACTIONS 45

REPORT OF THE AUDIT COMMITTEE 45

AUDITORS 46
Fees and Services 46

PLEXUS®

The Product Realization Company

ANNUAL MEETING OF SHAREHOLDERS
FEBRUARY 4, 2009

COMMONLY ASKED QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

Q: WHEN IS THIS PROXY MATERIAL FIRST AVAILABLE TO SHAREHOLDERS?

A: On or about December 22, 2008, Plexus Corp. ("Plexus", "we" or the "Company") expects to mail most shareholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access the proxy material over the internet and to mail printed copies of the proxy material to the rest of our shareholders.

Q: WHY DID I RECEIVE A NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS INSTEAD OF A PRINTED COPY OF THE PROXY MATERIALS?

A: Pursuant to the rules recently adopted by the Securities and Exchange Commission, we are permitted to provide access to our proxy material over the internet instead of mailing a printed copy of the proxy material to each shareholder. As a result, on or about December 22, 2008, we expect to mail most shareholders a Notice of Internet Availability of Proxy Materials containing instructions regarding how to access our proxy material, including our proxy statement and annual report, and vote via the internet. If you receive a Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy material unless you request one by following the instructions included in the Notice of Internet Availability of Proxy Material or provided below.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on February 4, 2009

The proxy statement and annual report are available at www.proxyvote.com.

At www.proxyvote.com, shareholders can view the proxy material, cast their vote and request to receive paper copies of the proxy material by mail.

Q: HOW CAN SHAREHOLDERS REQUEST PAPER COPIES OF THE PROXY MATERIAL?

A: Shareholders may request that paper copies of the proxy material, including an annual report, proxy statement and proxy card, be sent to them without charge as follows:

- By internet: www.proxyvote.com
- By email: Send a blank email with your 12 digit control number(s) in the subject line to sendmaterial@proxyvote.com
- By telephone: 1-800-579-1639

When you make your request, please have your 12 digit control number(s) available; that control number was included in the notice that was mailed to you. To assure timely delivery of the proxy material before the annual meeting, please make your request no later than January 21, 2009.

Q: WHAT AM I VOTING ON?

A: At the annual meeting you will be voting on two proposals:

1. The election of nine directors to the board of directors to serve until Plexus' next annual meeting and until their successors have been duly elected. This year's nominees are:

   - Ralf R. Böer
   - Stephen P. Cortinovis
   - David J. Drury
   - Dean A. Foate
   - Peter Kelly
   - John L. Nussbaum
   - Michael V. Schrock
   - Charles M. Strother, MD
   - Mary A. Winston

2. A proposal to ratify the Audit Committee's selection of PricewaterhouseCoopers LLP as Plexus' independent auditor for 2009.

Q: WHAT ARE THE BOARD'S VOTING RECOMMENDATIONS?

A: The board of directors is soliciting this proxy and recommends the following votes:

- FOR each of the nominees for election to the board of directors; and

- FOR the ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as Plexus' independent auditors for 2009.

Q: WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL?

A: To conduct the annual meeting, more than 50% of the Plexus' outstanding shares entitled to vote must be present in person or by duly authorized proxy. This is referred to as a "quorum." Abstentions and shares which are the subject of broker non-votes will be counted for the purpose of determining whether a quorum exists; shares represented at a meeting for any purpose are counted in the quorum for all matters to be considered at the meeting.

Assuming a quorum is present, directors are elected by a plurality of the votes cast in person or by proxy by the holders of Plexus common stock entitled to vote at the election at the meeting. "Plurality" means that the individuals who receive the highest number of votes are elected as directors, up to the number of directors to be chosen at the meeting. Any votes attempted to be cast "against" a candidate are not given legal effect and are not counted as votes cast in the election of directors. Therefore, any shares which are not voted, whether by withheld authority, broker non-vote or otherwise, have no effect in the election of directors except to the extent that the failure to vote for any individual results in another individual receiving a relatively larger number of votes.

Ratification of PricewaterhouseCoopers LLP as Plexus' independent auditors will be determined by a majority of the shares voting on that matter, assuming a quorum is present. Therefore, abstentions and broker non-votes will not affect the vote, except insofar as they reduce the number of shares which are voted.

Q: WHAT IF I DO NOT VOTE?

A: The effect of not voting will depend on how your share ownership is registered.

If you own shares as a registered holder and you do not vote, the shares that you do not vote will not be represented at the meeting and will not count toward the quorum requirement. If a quorum is obtained, then the shares that you have not voted will not affect whether a proposal is approved or rejected.

If you are a shareholder whose shares are not registered in your name and you do not vote, then your bank, broker or other holder of record may still represent your shares at the meeting for purposes of obtaining a quorum. In the absence of your voting instructions, your bank, broker or other holder of record may or may not vote your shares in its discretion depending on the proposal before the meeting. Your broker may vote your shares in its discretion on routine matters such as the election of directors and ratification of the Plexus' independent auditors.

Q: WHO MAY VOTE?

A: You may vote at the annual meeting if you were a shareholder of record of Plexus common stock as of the close of business on December 1, 2008, which is the "Record Date." As of the Record Date, Plexus had 39,327,417 shares of common stock outstanding. Each outstanding share of common stock is entitled to one vote on each matter presented. Any shareholder entitled to vote may vote either in person or by duly authorized proxy.

Q: HOW DO I VOTE?

A: We offer four methods for you to vote your shares at the annual meeting—in person; via the internet; by telephone; or by mail. You may vote in person at the annual meeting or authorize the persons named as proxies on the proxy card, John L. Nussbaum, Dean A. Foate and Angelo M. Ninivaggi, to vote your shares. We recommend that you vote as soon as possible, even if you are planning to attend the annual meeting, so that the vote count will not be delayed.

While we offer four methods, we encourage you to vote via the internet, as it is the most cost-effective method available. There is no charge to vote your shares via the internet, though you may incur costs associated with electronic access, such as usage charges from internet access providers. If you choose to vote your shares via the internet, there is no need for you to request or mail back a proxy card.

- By internet: Go to www.proxyvote.com. Please have either the notice or proxy card we sent to you in hand because each has your personal 12 digit control number(s) needed for your vote.
- By telephone: On a touch-tone telephone, call 1-800-690-6903. Please have either the notice or proxy card we sent to you in hand because each has your personal 12 digit control number(s) needed for your vote.
- By mail: If you only received a notice, please request written materials as provided on page 1 of the proxy statement. Complete, sign, and date the proxy card and return it to the address indicated on the proxy card.

If your shares are not registered in your name, then you vote by giving instructions to the firm that holds your shares rather than using any of these methods. Please check the voting form of the firm that holds your shares to see if it offers internet or telephone voting procedures.

Q: WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE REQUEST TO VOTE?

A: It means your shares are held in more than one account. You should vote the shares on all of your proxy requests. You may help us reduce costs by consolidating your accounts so that you receive only one set of proxy materials in the future. To consolidate your accounts, please contact our transfer agent, American Stock Transfer & Trust Company, LLC, toll-free at 1-800-937-5449.

Q: WHAT IF I OWN SHARES AS PART OF PLEXUS' 401(k) SAVINGS PLAN AND/OR EMPLOYEE STOCK PURCHASE PLANS?

A: Shareholders who own shares as part of Plexus' 401(k) Savings Plan (the "401(k) Plan") and/or the Plexus 2000 and 2005 Employee Stock Purchase Plans (the "Purchase Plans") will receive a separate means for proxy voting their shares held in each account. Shares held by the 401(k) Plan for which participant designations are received will be voted in accordance with those designations; those shares for which designations are not received will be voted proportionally, based on the votes for which voting directions have been received from participants. Shares held in accounts under the Purchase Plans will be voted in accordance with management recommendations except for shares for which contrary designations from participants are received.

Q: WHO WILL COUNT THE VOTE?

A: Broadridge Financial Solutions, Inc. will use an automated system to tabulate the votes. Its representatives will also serve as the election inspectors.

Q: WHO CAN ATTEND THE ANNUAL MEETING?

A: All shareholders of record as of the close of business on December 1, 2008, can attend the meeting. However, seating is limited and will be on a first arrival basis.

To attend the annual meeting, please follow these instructions:

- Bring proof of ownership of Plexus common stock and a form of identification; or
- If a broker or other nominee holds your shares, bring proof of ownership of Plexus common stock through such broker or nominee and a form of identification.

Q: CAN I CHANGE MY VOTE AFTER I RETURN OR SUBMIT MY PROXY?

A: Yes. Even after you have submitted your proxy, proxies may be revoked at any time prior to the voting thereof either by written notice filed with the secretary or acting secretary of the meeting or by oral notice to the presiding officer during the meeting. Presence at the annual meeting of a shareholder who has appointed a proxy does not in itself revoke a proxy.

Q: MAY I VOTE AT THE ANNUAL MEETING?

A: If you complete a proxy card or vote via the internet, you may still vote in person at the annual meeting. To vote at the meeting, please either give written notice that you would like to revoke your original proxy to the secretary or acting secretary of the meeting or oral notice to the presiding officer during the meeting.

If a broker, bank or other nominee holds your shares and you wish to vote in person at the annual meeting you must obtain a proxy issued in your name from the broker, bank or other nominee; otherwise you will not be permitted to vote in person at the annual meeting.

Q: WHO IS MAKING THIS SOLICITATION?

A: This solicitation is being made on behalf of Plexus by its board of directors. Plexus will pay the expenses in connection with the solicitation of proxies. Upon request, Plexus will reimburse brokers, dealers, banks and voting trustees, or their nominees, for reasonable expenses incurred in forwarding copies of the proxy material and annual report to the beneficial owners of shares which such persons hold of record. Plexus will solicit proxies by mailing proxy material to certain shareholders and a Notice of Internet Availability of Proxy Materials to all other shareholders; for shareholders that do not receive the full proxy material, paper copies will be sent upon request as provided above and as provided in Plexus' Notice of Internet Availability of Proxy Materials. Proxies may be solicited in person, or by telephone, e-mail or fax, by officers and regular employees of Plexus who will not be separately compensated for those services.

To help assure that sufficient shares are represented at the meeting, Plexus also has engaged D.F. King & Co., Inc. to assist in the solicitation of proxies and provide related informational support and analysis, for a services fee and the reimbursement of customary out-of-pocket expenses that are not expected to exceed $25,000 in the aggregate.

Q: WHEN ARE SHAREHOLDER PROPOSALS DUE FOR THE 2010 ANNUAL MEETING?

A: The Corporate Secretary must receive a shareholder proposal no later than August 24, 2009, in order for the proposal to be considered for inclusion in our proxy materials for the 2010 annual meeting. The 2010 annual meeting of shareholders is tentatively scheduled for February 10, 2010. To otherwise bring a proposal or nomination before the 2010 annual meeting, you must comply with our bylaws. Currently, our bylaws require written notice to the Corporate Secretary between October 13, 2009, and November 7, 2009. The purpose of this requirement is to assure adequate notice of, and information regarding, any such matter as to which shareholder action may be sought. If we receive your notice after November 7, 2009, then your proposal or nomination will be untimely. In addition, your proposal or nomination must comply with the procedural provisions of our bylaws. If you do not comply with these procedural provisions, your proposal or nomination can be excluded. Should the board nevertheless choose to present your proposal, the named Proxies will be able to vote on the proposal using their best judgment.

Q: WHAT IS THE ADDRESS OF THE CORPORATE SECRETARY?

A: The address of the Corporate Secretary is:

Plexus Corp.
Attn: Corporate Secretary
55 Jewelers Park Drive
P.O. Box 156
Neenah, Wisconsin 54957

Q: WILL THERE BE OTHER MATTERS TO VOTE ON AT THIS ANNUAL MEETING?

A: We are not aware of any other matters that you will be asked to vote on at the annual meeting. Other matters may be voted on if they are properly brought before the annual meeting in accordance with our bylaws. If other matters are properly brought before the annual meeting, then the named proxies will vote the proxies they hold in their discretion on such matters.

For matters to be properly brought before the meeting, our bylaws require that we receive written notice, together with specified information, not less than 45 days nor more than 70 days before the first anniversary of the date in which proxy materials for the previous year's annual meeting were first made available to shareholders. We did not receive notice of any matters by the deadline for the 2009 annual meeting, November 2, 2008.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents certain information as of December 1, 2008 regarding the beneficial ownership of the Plexus common stock held by each director or nominee for director, each executive officer appearing in the "Summary Compensation Table" included in "Executive Compensation," all directors and executive officers as a group, and each known 5%-or-greater shareholder of Plexus.

Name	Shares Beneficially Owned (1)	Percentage of Shares Outstanding
Ralf R. Böer	37,250	*
Stephen P. Cortinovis	45,750	*
David J. Drury	48,750	*
Dean A. Foate	654,892	1.6%
Peter Kelly	34,850	*
John L. Nussbaum	252,722	*
Michael V. Schrock	24,750	*
Charles M. Strother, MD	48,750	*
Mary A. Winston	1,250	*
Ginger M. Jones	11,023	*
Michael T. Verstegen	104,853	*
Angelo M. Ninivaggi	10,319	*
Yong Jin Lim	22,000	*
All executive officers and directors as a group (19 persons)	1,421,848	3.5%
Barclays Global Investors, NA. (2)	2,726,487	6.9%
Vanguard Group, Inc. (3)	2,462,838	6.3%
Disciplined Growth Investors, Inc. (4)	2,087,929	5.3%

* Less than 1%

(1) The specified persons have sole voting and sole dispositive powers as to all shares, except as otherwise indicated. Mr. Foate shares these powers with an adult child as to 2,000 shares, ownership of which he disclaims. The amounts include shares subject to options granted under Plexus' option plans which are exercisable currently or within 60 days of December 1, 2008. The options include those held by Mr. Böer (32,250 shares), Mr. Cortinovis (40,750), Mr. Drury (43,750), Mr. Foate (567,916), Mr. Kelly (28,750), Mr. Nussbaum (100,502), Mr. Schrock (18,750), Dr. Strother (43,750), Ms. Winston (1,250), Ms. Jones (7,333), Mr. Verstegen (92,000), Mr. Ninivaggi (7,583), Mr. Lim (22,000), and all executive officers and directors as a group (1,114,139). The total for all executive officers and directors as a group excludes any stock-settled stock appreciation rights ("SARs") granted under Plexus' equity incentive plans that are currently vested or that vest within 60 days of December 1, 2008, because the respective exercise prices of the SARs were below the market value of Plexus common stock on December 1, 2008; such SARs are owned by individuals who are neither directors nor executive officers named in the "Summary Compensation Table."

(2) Barclays Global Investors, NA. ("Barclays") filed a report on Schedule 13G dated December 31, 2007 reporting sole voting power as to 2,374,935 shares, and sole dispositive power as to 2,964,181 shares of common stock. The report was filed jointly with Barclays Global Investors, Ltd., Barclays Global Fund Advisors and Barclays Global Investors Japan Limited. Barclays subsequently filed a Report on Form 13F

for the quarter ended September 30, 2008 showing sole investment power as to 2,726,487 shares and sole voting power as to 2,143,209 of those shares. The address of Barclays, a bank with investment advisor affiliates, is 45 Fremont Street, San Francisco, California 94105.

(3) Vanguard Group, Inc. filed a report on Form 13F for the quarter ended September 30, 2008, showing sole investment power as to 2,462,838 shares and sole voting power as to 41,520 shares. The address of Vanguard Group, an investment advisor, is P.O. Box 2600, Valley Forge, Pennsylvania 19482.

(4) Disciplined Growth Investors, Inc. filed a report on Schedule 13G dated June 30, 2008 reporting that it held sole voting power as to 1,899,904 shares and sole dispositive power as to 2,168,854 shares of common stock. Disciplined Growth Investors subsequently filed a report on Form 13F for the quarter ended September 30, 2008 showing sole investment power as to 2,087,929 shares and sole voting power as to 1,818,879 shares. The address of Disciplined Growth Investors, an investment advisor, is 100 South Fifth Street, Suite 2100, Minneapolis, Minnesota 55402.

ELECTION OF DIRECTORS

Plexus believes that it needs to attract and retain talented, focused, and motivated leadership to deliver the innovation and economic success its shareholders expect. For Plexus, the concept of leadership is not limited to the leadership within the company; leadership also includes the individuals who serve on Plexus' board.

In accordance with Plexus' bylaws, the board of directors has determined that there shall be nine directors elected at the annual meeting of shareholders to serve until their successors are duly elected and qualified. The persons who are nominated as directors, and for whom proxies will be voted unless a shareholder specifies otherwise, are named below. If any of the nominees should decline or be unable to act as a director, which is not foreseen, the proxies will be voted with discretionary authority for a substitute nominee designated by the board of directors. Plexus' bylaws authorize up to nine directors, as determined by the board. The Plexus board may expand the board up to the number of directors authorized in Plexus' bylaws and elect directors to fill empty seats, including those created by an expansion, between shareholders' meetings.

Name and Age	Principal Occupation And Business Experience (1)	Director Since
Ralf R. Böer, 60	Partner, Chairman and Chief Executive Officer, Foley & Lardner LLP, a national law firm (2)	2004
Stephen P. Cortinovis, 58	Private equity investor in Lasco Foods Company; previously also Partner, Bridley Capital Partners Limited, a private equity group (3)	2003
David J. Drury, 60	President and Chief Executive Officer of Poblocki Sign Company LLC, an exterior and interior sign systems company; he is also a Certified Public Accountant who practiced as such for 18 years (4)	1998
Dean A. Foate, 50	President and Chief Executive Officer of Plexus since 2002; Chief Operating Officer and Executive Vice President prior thereto (5)	2000
Peter Kelly, 51	Vice President and Chief Financial Officer, UGI Corp., a distributor and marketer of energy products and services, since 2007; previously, Chief Financial Officer and Executive Vice President, Agere Systems, a semi-conductor company, from 2005 to 2007, and Executive Vice President of Agere's Global Operations Group prior thereto	2005
John L. Nussbaum, 66	Chairman of Plexus since 2002	1980
Michael V. Schrock, 55	President and Chief Operating Officer, Pentair, Inc., a diversified manufacturer, since 2006; previously, President and Chief Operating Officer of Pentair's Technical Products and Filtration Divisions	2006
Charles M. Strother, MD, 68	Physician; Professor-Emeritus at the University of Wisconsin-Madison since 2005; previously, Professor at Baylor College of Medicine	2002
Mary A. Winston, 47	Senior Vice President and Chief Financial Officer of Giant Eagle, Inc., a food retailer and food distributor, since 2008; President and Founder of WinsCo Financial, LLC, a financial solutions consulting firm, from 2007 to 2008; Executive Vice President and Chief Financial Officer of Scholastic Corporation, a children's publishing and media company, from 2004 to 2007; and a Vice President of Visteon Corporation, an automotive parts supplier, prior thereto (6)	2008

(1) Unless otherwise noted, all directors have been employed in their principal occupation listed above for the past five years or more.

(2) Also a director of Fiskars Corporation, a diversified consumer products company.

(3) Also a director of Insituform Technologies, Inc., a company specializing in trenchless technology for underground pipes, as well as the chair of its Corporate Governance and Nominating Committee.

(4) Also a director of Journal Communications, Inc., a media holding company, and the chair of its Nominating and Corporate Governance Committee as well as its Executive Committee. Additionally, Mr. Drury is a trustee of The Northwestern Mutual Life Insurance Company, an insurance and financial products company.

(5) Also a director of Regal Beloit Corporation, an electrical motors and mechanical products company.

(6) Also a director of Dover Corporation, a diversified manufacturing company, and the chair of its Audit Committee.

CORPORATE GOVERNANCE

Board of Directors Meetings

The board of directors held five meetings during fiscal 2008. As part of these meetings, non-management directors regularly meet without management present. During the period in which each director served, each director attended at least 75% of the total meetings of the board and the committees of the board on which that director served. The Plexus board of directors conducts an annual self-evaluation process, reviewing the performance of each individual board member as well as the performance of the board as a whole.

Plexus encourages all of its directors to attend the annual meeting of shareholders. Plexus generally holds a board meeting coincident with the annual meeting of shareholders to minimize director travel obligations and facilitate their attendance at the shareholders' meeting. All then-serving directors attended the 2008 annual meeting of shareholders except for Mr. Kelly, who was detained in transit to the meeting due to inclement weather.

Director Independence

As a matter of good corporate governance, we believe that the board of directors should provide a strong voice in the governance of our company. Therefore, under our corporate governance policies and in accordance with Nasdaq Global Select Market rules, at least a majority of our directors must be "independent directors."

When the board of directors makes its determination regarding which directors are independent, the board first considers and follows the Nasdaq Global Select Stock Market rules. The board also reviews other transactions and relationships, if any, involving Plexus and the directors or their family members or related parties; see "Certain Transactions" herein for a discussion of our policy regarding such transactions. Plexus expects its directors to inform it of any transaction, whether direct or indirect through an immediate family member or any business entity controlled by any of them, involving the director; Plexus also surveys directors periodically to confirm this information. Plexus does not use any dollar amount to screen transactions that should be reported to the Company. The board reviews the information submitted by its directors for its separate determination of materiality and compliance with Nasdaq and other standards when it determines independence.

In determining independence for the coming year, the board considered two relationships that, upon review, the board did not believe affected the independence of the directors.

- The law firm of which Mr. Böer is a partner and the Chairman and CEO, Foley & Lardner LLP, began representing the Company in a significant lawsuit and other matters in fiscal 2007. During fiscal 2008, Foley & Lardner's accrued billings for fees and services to Plexus were $513,000. This amount represented significantly less than one-tenth of one percent of each of Foley & Lardner's and Plexus' annual revenues.

- Mr. Schrock is an executive officer of Pentair, Inc., which is a supplier to Plexus. Pentair's sales to Plexus in fiscal 2008 were $388,000, which represented less than one-tenth of one percent of each of Pentair's and Plexus' annual revenues. It is anticipated that Pentair's sales to Plexus will increase in the coming years.

Based on the applicable standards and the board's review and consideration, the board of directors has determined that Messrs. Böer, Cortinovis, Drury, Kelly and Schrock, Dr. Strother and Ms. Winston are each "independent" under applicable rules and guidelines. Mr. Foate, as chief executive officer of the Company, and Mr. Nussbaum, who is a former chief executive officer of Plexus and receives retirement payments from Plexus, are not considered to be "independent."

Our independent directors have the opportunity to meet in executive session, without the other directors or management, as part of each regular board meeting.

Board Committees

The board of directors has three standing committees, all comprised solely of independent directors: Audit, Compensation and Leadership Development, and Nominating and Corporate Governance. The committees on which our directors currently serve, and the chairs of those committees, are identified in the following table:

Director	Audit	Compensation and Leadership Development	Nominating and Corporate Governance
Ralf R. Böer			Chair
Stephen P. Cortinovis	X	Chair	
David J. Drury	Chair		X
Peter Kelly	X	X	
Michael V. Schrock		X	X
Charles M. Strother, MD		X	X
Mary A. Winston	X		

Messrs. Foate and Nussbaum are not "independent" directors; therefore, they are not eligible to serve on these committees under Nasdaq rules or the committees' charters.

Audit Committee

The Audit Committee met eight times in fiscal 2008. The Audit Committee chooses the Company's independent auditors and oversees the audit process as well as the Company's accounting and finance functions. Among its other responsibilities, the Committee also oversees the Company's ethics and whistle-blowing reporting programs. See also "Report of the Audit Committee."

Audit Committee Financial Experts

The board has determined that Messrs. Drury and Kelly and Ms. Winston are "audit committee financial experts" based on a review of each individual's educational background and business experience. For purposes of Securities and Exchange Commission ("SEC") and Nasdaq rules, Messrs. Drury and Kelly and Ms. Winston are, along with Mr. Cortinovis, the other member of the Audit Committee, "independent" of Plexus. All members of the Audit Committee are "financially literate" and meet the other SEC and Nasdaq requirements for Audit Committee membership.

Compensation and Leadership Development Committee

The Compensation and Leadership Development Committee (in this subsection, the "Committee") held four meetings during fiscal 2008. The Committee establishes the general compensation philosophies and plans for Plexus, determines the CEO's and other executive officers' compensation and approves grants and awards under Plexus' compensation plans. The Committee also considers and makes recommendations to the board with respect to other employee compensatory plans and arrangements. Further, the Committee is responsible for reviewing Plexus' leadership structure, talent management efforts, leadership development and executive succession plans. In addition to the following subsection, see also "Compensation Disclosure and Analysis" and "Compensation Committee Report" below for further information on the Committee's philosophies and practices, and its determinations in fiscal 2008.

Overview of the Compensation Decision-Making Process

In accordance with the philosophy and the goals described below in "Compensation Discussion and Analysis," Plexus compensates its executive officers through salaries and various other compensation plans. The Committee considers many factors in its decision-making process about the compensation of Plexus' leadership and the design of compensation plans company-wide.

When determining compensation in fiscal 2008, as in past years, the Committee compared the compensation of Plexus' executive officers with that paid by other companies in the general industries in which Plexus recruits, comparable companies in the electronic manufacturing services industry, companies with similar financial profiles and numerous general and electronics industry published surveys. The Committee determined the peer group with assistance from its compensation consultants, Sibson Consulting ("Sibson"). Companies were chosen using filtering criteria, such as industry codes, peer groups, relative size and employee base; anomalies or special circumstances (primarily acquisitions or significant size differences) which caused certain companies to not be in fact comparable were also reviewed. In addition, the Committee and Sibson also identified financial peers that were not in a similar business but which were similar in size and financial performance to Plexus.

Our resulting core peer list for fiscal 2008 consisted of:

- 3Com Corporation
- Altera Corporation
- Amkor Technology, Inc.
- Arris Group, Inc.
- Atmel Corporation
- Benchmark Electronics, Inc.
- Broadcom Corporation
- Conexant Systems, Inc.
- CTS Corporation
- Integrated Device Technology, Inc.
- International Rectifier Corporation
- Jabil Circuit, Inc.
- Juniper Networks, Inc.
- KLA-Tencor Corporation
- Linear Technology Corporation
- Molex Incorporated
- Novellus Systems, Inc.
- Respironics, Inc.

This peer group was also used for fiscal 2007. In conjunction with the peer group proxy data, the Committee reviewed other information, such as a compensation assessment report compiled by Sibson. The report addressed the following three issues:

- The competitiveness of the pay opportunity for executive officers.
- The appropriateness of the CEO's pay and equity opportunities.
- Sibson's recommendations for pay for the top executive officers.

The report compared Plexus' executive officer pay levels to those of comparable executive officers in similar roles at companies in Sibson's survey database and to executive officers in similar roles at the peer companies.

The Committee also considers data comparing the currently vested equity versus unvested equity for the CEO and an internal fairness assessment. The Committee uses the vested and unvested equity information to balance the level of existing awards with the desire to reward performance and to provide retention incentives. The internal fairness assessment identifies the proportionality of the CEO's pay to the pay of executives at other levels in the organization and compares this information with published survey data.

In addition to reviewing compensation to help assure that it provides an incentive for superior Company performance, the Company and the Committee regularly review comparable information from peer group companies and other sources, as discussed above, to maintain a competitive compensation package that aids in executive retention and fairly compensates the executives for performance. However, it does not aim for any numerical or percentile tests within this comparable information. The Committee believes that it is important for it to take this information and then use its judgment in applying it in individual cases, rather than arbitrarily attempting to aim for a particular numerical equivalence. In that consideration, the Committee discusses total compensation (including outstanding equity awards) for all executive officers, the level of experience and leadership each provides, and financial and personal performance results. The Committee seeks to balance different types of compensation in order to promote retention and strong Plexus performance. The Committee believes this approach best results in a comprehensive and thoughtful compensation review process because it allows the Committee to use discretion when appropriate in responding to particular circumstances. The Committee intends to continue these practices in the future.

Management Participation. Members of management, particularly the CEO and human resources personnel, regularly participate in the Committee's meetings at the Committee's request. Management's role is to contribute information to the Committee and provide staff support and analysis for its discussions. However, management does not make the final determination of the CEO's or the other executive officers' amount or form of executive compensation, nor does management make any recommendation for the CEO's compensation. The CEO does recommend compensation for the other executive officers to the Committee, subject to the Committee's final decision. To assist in determining compensation recommendations for the other executive officers, the CEO considers Plexus' compensation philosophy and, in partnership with the human resources management team, utilizes the same compensation decision-making process as the Committee. Decisions regarding the compensation of the CEO are made in executive sessions at which the Committee members participate with select members of human resources management and staff to review competitive practices and overall plan expense. The sessions generally focus on the CEO's performance achievement and the elements of his compensation. The Committee also discusses and reviews materials comparing the CEO's compensation to peer group and survey data as well as Plexus' overall performance relative to the companies in our peer group. Materials presented also include a pay comparison of the CEO to our other executive officers and a review of the CEO's vested and unvested equity grants in an effort to assess possible retention risks.

Use of Consultants. The Committee uses outside compensation consultants to assist it in analyzing Plexus' compensation programs and in determining appropriate levels of compensation and benefits. The decision to retain consultants, and if so which consultant(s) to retain, is determined solely by the Committee. Management has the authority to approve compensation consultant fees on a project basis, although the Committee reviews all fees relating to executive compensation.

Plexus human resources personnel meet with the compensation consultants to help the consultants understand Plexus' business model, organizational structure and compensation philosophy. This interaction provides the consultants with a framework to Plexus' approach to compensation and its application. As part of its staff support function, Plexus human resources personnel also discuss results and conclusions with the compensation consultants. These discussions permit Plexus human resources personnel to be aware of the consultants' recommendations and analysis, as well as to understand the rationale and methodology behind their conclusions.

In fiscal 2007, the Committee retained Sibson to conduct a review of the executive compensation program. Sibson analyzed all of Plexus' compensation programs, and the analysis was reviewed by the CEO, human resources management and the Committee Chair. The analysis and recommendations made by Sibson were presented in writing at a Committee meeting in August 2007. Sibson was asked to be available by conference call during the meeting to discuss any questions or issues that may have arisen as a result of their analysis and recommendations. Sibson's analysis and other supporting peer group and published competitive data compiled by Plexus' human resources personnel, in accordance with Sibson's methodologies, were used by the Committee in determining the appropriate CEO compensation. The Sibson analysis and recommendations were also utilized by the CEO and human resources management in conjunction with other peer group and published survey data to make recommendations regarding other executive officer compensation for fiscal 2008.

The Committee felt it was appropriate to add a different perspective to compensation discussions after working with Sibson for two years and chose Watson Wyatt Worldwide ("Watson Wyatt"), a benefits and human resources consulting firm, as its compensation consultant for fiscal 2009. In August 2008, Plexus' internal human resources personnel conducted a competitive pay analysis similar to Sibson's prior year analysis; that analysis was reviewed and evaluated by Watson Wyatt. During the process of making fiscal 2009 compensation decisions, the Committee expanded its use of tally sheets and conducted an accumulated wealth analysis. The tally sheets provide a comprehensive view of Plexus' compensation payout exposure under various termination scenarios; the Committee also used these tally sheets to evaluate the reasonableness of compensation as a whole. The accumulated wealth analysis examines the CEO's accumulation of wealth through the deferred compensation plan and annual equity awards.

Neither the Company nor the Committee places any limitations or restrictions on its consulting firms or their reviews. Sibson and Watson Wyatt have been retained by the Company only for projects related to the Company's executive and directors' compensation programs. The Company does provide substantive information about Plexus to help its consultants better understand the Company. Human resources personnel also meet with the consultants to discuss the consultants' conclusions as to Plexus' executive pay practices, organizational matters, the duties and responsibilities of particular positions, and overall conclusions based upon Plexus' compensation principles and goals.

Compensation Committee Interlocks and Insider Participation

Each of the members of the Compensation Committee was an independent director and there were no relationships or transactions in fiscal 2008 with those members requiring disclosure under SEC rules. See, however, "Director Independence" above for certain other relationships that the board considered when determining the independence of the directors.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee (the "Nominating Committee") met three times in fiscal 2008. The Nominating Committee considers candidates for board membership, reviews the effectiveness of the board, makes recommendations to the board regarding directors' compensation, monitors Plexus' compliance efforts, and evaluates and oversees corporate governance and related issues.

The Nomination Process

The Nominating Committee generally utilizes a director search firm to identify candidates, but it evaluates those individuals on its own; the Committee would also consider candidates suggested by outside directors, management and/or shareholders. Plexus' corporate board member selection criteria include honesty and integrity, high level of education and/or business experience, broad-based business acumen, understanding of Plexus' business and industry, strategic thinking and willingness to share ideas and network of contacts. The Nominating Committee also considers the diversity of experiences, expertise and backgrounds among board members in identifying areas which could be augmented by new members. To help assure that directors have the time to devote to their duties, Plexus directors may not serve on the boards of more than three additional public companies. The Nominating Committee does not evaluate proposed nominees differently depending upon who has proposed the potential nominee.

The Nominating Committee would consider proposed nominees to the board submitted to it by shareholders. If a qualified candidate expresses a serious interest, and if there is a position available and the candidate's experience indicates that the candidate may be an appropriate addition to the board, the Nominating Committee reviews the background of the candidate and, if appropriate, meets with the candidate. A decision is then made whether to nominate that person to the board.

Ms. Winston, who was elected to the board of directors in July 2008, is an independent director. Ms. Winston was first suggested as a director-nominee as a result of a search conducted by The Prout Group, an executive recruiting firm retained by the Nominating Committee and paid a fee for researching and recommending potential candidates.

If a shareholder wishes to propose someone as a director for the Nominating Committee's consideration, the name of that nominee and related personal information should be forwarded to the Nominating Committee, in care of the Secretary, at least six months before the next annual meeting of shareholders to assure time for meaningful consideration by the Nominating Committee. See also "Shareholder Proposals and Notices" for bylaw requirements for nominations. Plexus has neither received nor rejected any candidates put forward by significant shareholders.

Communications with the Board

Any communications to the board of directors should be sent to Plexus' headquarters office in care of Plexus' Secretary, Angelo Ninivaggi. Any communication sent to the board in care of the Chief Executive Officer, the Corporate Secretary or any other corporate officer is forwarded to the board. There is no screening process and any communication will be delivered directly to the director or directors to whom it is addressed. Any other procedures which may be developed, and any changes in those procedures, will be posted as part of our Corporate Governance Guidelines on Plexus' website at www.plexus.com, under the link titled "Investor Relations" then "Corporate Governance" (or at http://www.plexus.com/corporategovernanceguidelines.php).

Code of Ethics, Committee Charters and Other Corporate Governance Documents

Plexus regularly reviews and augments its corporate governance practices and procedures. As part of its corporate governance practices, Plexus has adopted a Code of Conduct and Business Ethics, Corporate Governance Guidelines and written charters for each of its board committees discussed above. Plexus will be responding to and complying with related SEC and Nasdaq Global Select Stock Market directives as they are finalized, adopted and become effective. Plexus has posted on its website, at www.plexus.com, under the link titled "Investor Relations" then "Corporate Governance" (or at http://www.plexus.com/corporategovernanceguidelines.php), copies of its Code of Conduct and Business Ethics, its Corporate Governance Guidelines, the charters for its Audit, Compensation and Leadership Development, and Nominating and Corporate Governance Committees, director selection criteria (included as an appendix to our Corporate Governance Guidelines) and other corporate governance documents. If those documents (including the committee charters, the Code of Conduct and Business Ethics and the Corporate Governance Guidelines) are changed, waivers from the Code of Conduct and Business Ethics are granted, or new procedures are adopted, those new documents, changes, waivers and/or procedures will be posted on Plexus' corporate website at the address above.

Directors' Compensation

The Nominating and Corporate Governance Committee of the board of directors recommends, subject to board approval, compensation paid to non-employee directors, including equity awards to non-employee directors under the Plexus 2008 Long-Term Incentive Plan (the "2008 Long-Term Plan") and, formerly, under the Plexus 2005 Equity Incentive Plan (the "2005 Equity Plan"). In determining the compensation paid to the non-employee directors, the Nominating and Corporate Governance Committee considers the same types of factors, including comparison with peer companies and company performance, that are considered by the Compensation and Leadership Development Committee when determining executive compensation.

During fiscal 2008, each Plexus director who was not a full-time Plexus officer or employee (all directors except Mr. Foate) received an annual director's fee of $35,000 plus meeting fees of $2,000 for each board meeting attended in person ($1,000 if attended other than in person) and an additional $1,000 for each committee meeting attended in person ($500 if other than in person). In fiscal 2008, the chairs of each committee received additional fees for service as a committee chair; the chair of the Audit Committee received $12,000, the chair of the Compensation and Leadership Development Committee received $10,000 and the chair of the Nominating and Corporate Governance Committee received $7,000. For fiscal 2009, the annual director's fee will increase to $42,000 and the fees for chairing the Audit Committee and the Nominating and Corporate Governance Committee will increase to $15,000 and $10,000, respectively. Additionally, in certain circumstances directors may be reimbursed for attending educational seminars or, in each individual's capacity as a director, other meetings at Plexus' behest.

Directors may also participate in the 2008 Long-Term Plan, which permits the grant of options, stock-settled stock appreciation rights ("SARs"), restricted stock, which may be designated as restricted stock awards or restricted stock unit awards, performance stock awards, and cash bonus awards to officers, key employees and directors. In the past, options were granted to directors on or about December 1 of a year, continuing the date used in the formulaic provision in a predecessor plan. Beginning for fiscal 2008 grants, the directors adopted a quarterly schedule for option grants to directors. Under that schedule, the first grant is five days after the November board meeting and each of the remaining three grants is on the third business day after the Company's subsequent quarterly earnings release. The exercise price is equal to the average of the high and low sale prices of Plexus stock on the Nasdaq Global Select Market on the grant date. One half of the options granted vest immediately on the grant date and the balance vest on the first anniversary of the grant date.

Director Compensation Table

The following table sets forth the compensation that was paid by Plexus to each of our non-employee directors in fiscal 2008:

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	Stock Awards ($)(2)	Other Benefits ($)(3)	Total ($)
Ralf R. Böer	$51,750	$113,665	--	--	$165,415
Stephen P. Cortinovis	61,000	113,665	--	--	174,665
David J. Drury	62,000	113,665	--	--	175,665
Peter Kelly	48,750	113,665	--	--	162,415
John L. Nussbaum	97,229	113,665	--	$321,123	532,017
Michael V. Schrock	47,250	113,665	--	--	160,915
Charles M. Strother, MD	48,250	113,665	--	--	161,915
Mary A. Winston	8,057	--	--	--	8,057

(1) Includes annual retainer, meeting, committee and chairmanship fees and, in the case of Mr. Nussbaum, his fee as Chairman of the Board. See below regarding Mr. Nussbaum's compensation.

(2) The amounts shown represent the expensed amounts in fiscal 2008 for grants and awards in 2008 and prior years. The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123(R), "Shared Based Payments" ("SFAS 123(R)"), which requires us to recognize compensation expense for stock options and other stock-related awards granted to our employees and directors based on the estimated fair value of the equity instrument at the time of grant. Compensation expense is recognized over the vesting period. Plexus adopted SFAS 123(R) effective October 5, 2005. The assumptions used to determine the valuation of the awards are discussed in footnote 11 to our consolidated financial statements.

The table below provides cumulative information about the fair value of options granted to directors in 2008, determined as of the options' grant date under SFAS 123(R). It also provides the number of outstanding stock options which were held by our non-employee directors at September 27, 2008. Restricted stock awards were not granted to directors in fiscal 2008.

	Option Awards	
Name	Grant Date Fair Value of 2008 Option Awards ($)	Number of Securities Underlying Unexercised Options (#)
Mr. Böer	$113,665	33,500
Mr. Cortinovis	113,665	42,000
Mr. Drury	113,665	45,000
Mr. Kelly	113,665	30,000
Mr. Nussbaum	113,665	101,752
Mr. Schrock	113,665	20,000
Dr. Strother	113,665	45,000
Ms. Winston	--	--

Each non-employee director, other than Ms. Winston (who joined the board on July 28, 2008), was awarded options for 2,500 shares on each of November 23, 2007, January 28, 2008, April 28, 2008, and July 29, 2008. The options granted on November 23, 2007, are now fully vested. One half of the options granted on each of the other dates vested immediately on the respective grant date and the balance vest on the first anniversary of the respective grant date. Options granted to non-employee directors expire on the earlier of (a) ten years from the date of grant, or (b) one year after termination of service as a director. On November 19, 2008, the first quarterly grant of options for fiscal 2009 was made; those options were granted at $14.17 per share, with other terms the same as the prior year's options.

(3) Other than Mr. Nussbaum, the non-employee directors do not receive any additional benefits although they are reimbursed for their actual expenses of attending board, committee and shareholder meetings. For Mr. Nussbaum, this represents the amounts paid to him in fiscal 2008 under his deferred compensation arrangements plus the value of the health and other welfare benefits, as well as Company matching contributions to the 401(k) Plan, provided to him. See the discussion immediately below.

Compensation of Current and Former Executive Officers who Serve on the Board

See "Executive Compensation" for Mr. Foate's compensation as an executive officer of Plexus generally and his employment and change in control agreements.

Mr. Nussbaum is a former executive officer of Plexus. He ceased being considered an executive officer or employee of Plexus when he retired as its Chief Executive Officer in 2002. However, as a consequence of his many years of service as an executive officer of Plexus, he continues to be compensated under deferred compensation arrangements which were put in place during his service as an executive officer and as the non-executive Chairman of the Board.

In 1996, the Compensation and Leadership Development Committee established special retirement arrangements for Mr. Nussbaum and for two other executive officers and directors who subsequently retired. Those arrangements were both to reward past service and to maintain an additional incentive for those officers' continued performance on behalf of Plexus. The related supplemental retirement agreement for Mr. Nussbaum is designed to provide specified retirement and death benefits to him in addition to those provided under the 401(k) Plan. Plexus' commitment was fully funded in fiscal 2002. Mr. Nussbaum has received payments under the special retirement arrangements since 2002, including payments of $301,068 for fiscal 2007 and $313,110 for fiscal 2008. Future payments may be adjusted, depending upon the performance of underlying investments.

The contributions for Mr. Nussbaum's special retirement arrangement are invested in life insurance policies acquired by Plexus on his life. The supplemental retirement agreement provides for a 15-year annual installment payment stream to Mr. Nussbaum. Lump sum payments to Mr. Nussbaum based on policy cash values become due if at any time after a change in control Plexus' consolidated tangible net worth drops below $35 million, or if the ratio of Plexus' consolidated total debt to consolidated tangible net worth becomes greater than 2.5 to 1. To the extent that any of the payments constitute excess parachute payments subjecting Mr. Nussbaum to an excise tax, the agreement provides for an additional payment (the "gross-up payment") to be made by Plexus to him so that after the payment of all taxes imposed on the gross-up payment, he retains an amount of the gross-up payment equal to the excise tax imposed. If Mr. Nussbaum dies prior to receiving all of the 15-year annual installment payments, specified death benefit payments become due.

For his service as Plexus' non-executive Chairman of the Board, Mr. Nussbaum received $52,000 in fiscal 2008 plus health and other welfare benefits, as well as Company matching contributions to the 401(k) Plan, in addition to the above retirement payments and his regular board fees. The $52,000 fee was decreased from the $72,000 received in fiscal 2007 at Mr. Nussbaum's suggestion. Since his retirement, Mr. Nussbaum has been eligible to receive additional options or stock awards in his capacity as a non-employee director and has received the same awards as other non-employee directors under Plexus' stock incentive plans.

Stock Ownership Guidelines

Plexus believes that it is important for directors and executive officers to maintain an equity stake in Plexus to further align their interests with those of our shareholders. Directors and executive officers must comply with stock ownership guidelines as determined from time to time by the board. The ownership guidelines for directors currently require that directors must own 5,000 shares of common stock within five years of election or appointment to the board, of which 2,000 shares must be owned within the first year of service. Unexercised stock options (whether or not vested) do not count toward a director's ownership for purposes of these guidelines. The stock ownership guidelines for executive officers are discussed at "Compensation Discussion and Analysis—Elements and Analysis of Direct Compensation—Equity Ownership Guidelines."

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires Plexus' officers and directors, and persons who beneficially own more than 10% of Plexus' common stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. These "insiders" are required by SEC regulation to furnish Plexus with copies of all forms they file under Section 16(a).

All publicly-held companies are required to disclose the names of any insiders who fail to make any such filing on a timely basis within the preceding fiscal year, and the number of delinquent filings and transactions, based solely on a review of the copies of the Section 16(a) forms furnished to Plexus, or written representations that no such forms were required. On the basis of filings and representations received by Plexus, Plexus believes that during fiscal 2008 Plexus' insiders have complied with all Section 16(a) filing requirements which were applicable to them.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation and Leadership Development Committee (in this section, the "Committee") of the Plexus board of directors sets general compensation policies for Plexus. The Committee makes decisions with respect to compensation of the Chief Executive Officer and other Plexus executive officers and grants stock options, restricted stock units and other awards. This section discusses the Committee's executive compensation philosophy and decisions on executive compensation.

Plexus provides further detail regarding executive compensation in the tables and other information included in the "Executive Compensation" section of this proxy statement.

Fiscal 2008 Committee Highlights

Among the key compensation issues addressed by the Committee in fiscal 2008, which are discussed further below, were the following:

- **New Long-Term Incentive Plan.** The 2008 Long-Term Plan was adopted by the Committee and was approved by shareholders at the 2008 annual meeting of shareholders. The 2008 Long-Term Plan was adopted due to the limited number of shares remaining for issuance under the 2005 Equity Plan and the Committee's continued desire to provide long-term incentives to Plexus employees.

- **New Long-Term Incentive Mix and Issuance Process.** In fiscal 2008, the Committee began a new approach to issuing long-term incentives that utilizes a portfolio of equity awards for executive officers: restricted stock units (the right to receive shares of Plexus common stock in the future, if conditions are met) ("RSUs"), non-qualified stock options ("options"), and long-term cash awards. This new program balances the objectives of attracting and retaining key talent, promoting ownership among executives, and aligning executives' interests with those of shareholders with the Company's cost considerations such as expense, dilution and tax implications. Previous long-term incentives to Plexus executive officers consisted of stock options only.

  Under this program, the Committee issues executives RSUs and long-term cash awards on an annual basis and makes annual determinations of option amounts, which are then granted on a quarterly basis. Issuing options on a quarterly basis assists Plexus in managing the associated expense of these equity awards due to the historically high volatility of Plexus' stock price. Relative to a single annual grant, the quarterly grant process for options also reduces the risk to Plexus and its employees of experiencing either intermittently high or low exercise prices. Plexus continued granting options, and commenced issuing RSUs, in the first fiscal quarter of 2008. The Committee also decided to grant certain executive officers, and employees who are not executive officers, stock-settled stock appreciation rights (the right to receive, in shares of Plexus common stock, the appreciation value of a stated number of shares of Plexus common stock) ("SARs") rather than options.

  At the August 2007 meeting, the Committee approved a grant schedule to support the new quarterly grant process which states that each quarterly grant date will be three days subsequent to the release of Plexus' quarterly earnings, not including the day of the release. Since this methodology is specific and formula driven, there is no margin for subjectivity or consideration of the volatility of the stock price during this time period.

- **Review of Agreements with Executive Officers.** In fiscal 2008, the Committee initiated a review of Mr. Foate's employment agreement as well as the Plexus change in control agreements with its executive officers and other key employees. In the review, the Committee sought to determine appropriate levels of potential benefits under those agreements and to assure complete compliance with recent Internal Revenue Code changes, particularly regarding Section 409A.

  As a result of the review, the Committee adopted a standard methodology for determining the levels of benefits under the change in control agreements with its officers and employees, which levels vary according to levels of responsibility. Generally, that methodology left the levels of benefits unchanged for executive officers. The Committee believes that the levels of potential benefits continue to promote Plexus' interest of providing security for its key employees without impeding a beneficial potential acquisition or excessively benefiting executive officers. The Committee retained the same overall level of benefits under Mr. Foate's employment agreement as it determined that the level of benefits were appropriate. The Committee also made changes in the forms of the change in control agreements to enhance their readability by employees as well as to assure compliance with tax laws.

Executive Compensation Philosophy, Goals and Process

The Committee's philosophy is to fairly compensate all individuals, including executives, for their contributions to Plexus, appropriately motivate employees to provide value to Plexus' shareholders, and consider the ability of Plexus to fund any compensation decisions, plans or programs. Fair compensation must balance both short-term and long-term considerations and take into consideration competitive forces, best practices, and the performance of Plexus and the individual. Compensation packages should also motivate executives to make decisions and pursue opportunities that are aligned with the interests of our shareholders. Finally, the Committee considers Plexus' financial condition, the conditions in Plexus' industry and end-markets, and the effects of those conditions on Plexus' sales and profitability in making compensation decisions.

Plexus' executive compensation program is designed to provide a rational, consistent reward system that:

- attracts, motivates and retains the talent needed to lead a global organization;
- drives global financial and operational success that creates shareholder value;
- creates an ownership mindset and drives behaviors that improve Plexus' performance and maximize shareholder value; and
- appropriately balances Company performance and individual contribution towards the achievement of success.

For a discussion of the Committee's decision-making process, its use of consultants and the role of Plexus' executive officers and staff, see "Corporate Governance—Board Committees—Compensation and Leadership Development Committee—Overview of the Compensation Decision-Making Process" above in this proxy statement.

Elements and Analysis of Direct Compensation

Overview of Direct Compensation

Plexus uses three primary components of total direct compensation—salary, annual cash incentive payments under the Variable Incentive Compensation Plan ("VICP") and long-term equity-based awards under the 2008 Long-Term Plan (and the 2005 Equity Plan, its predecessor). Each of these components is complementary to the others, addressing different aspects of direct compensation and seeking to motivate employees, including executive officers, in varying ways.

- Base salary is intended to provide compensation which is not "at risk"; however, salary levels and subsequent increases are not guaranteed.

- The opportunity to earn annual cash incentive payments under the VICP provides a substantial portion of compensation that is at risk and that depends upon the achievement of measurable corporate financial goals and individual objectives. We use payouts from the VICP to provide further incentives for our executive officers and employees to achieve these corporate financial goals and individual objectives.

- A substantial part of compensation, which is also at risk, is longer-term equity-based compensation typically awarded to date in the form of stock options and, beginning in fiscal 2008, RSUs. The Committee accompanies RSUs with time-vested long-term cash awards to defray the tax effects to the grantees upon the vesting of the RSUs as an incentive to those persons to continue to hold their shares upon vesting because they will not need to sell shares to raise cash to pay taxes; we also use long-term cash awards to round out the compensation package. Those awards are intended to provide incentives to enhance corporate performance as well as to further align the interests of our executive officers with those of our shareholders. Total compensation, consistent with practices in our industry, places a particular emphasis on equity-based compensation. The reported values of the long-term incentive opportunities under equity plans can vary significantly from year to year as a percentage of total direct compensation because they are determined by valuing the equity-based awards on the same basis that we use for financial statement purposes; that value depends significantly on our stock price and its volatility at the time of the awards. Going forward, the Committee intends to continue using stock options, supplemented with RSUs and long-term cash awards.

- For most non-executive officers who receive equity-based compensation, in fiscal 2008 the Committee began to grant stock-settled SARs because that practice would promote employee share ownership, reduce dilution and further the preservation of shares under Company plans. The Committee plans to continue that practice.

The Committee does not use any specific numerical or percentage test to determine what percentage of direct compensation will be paid in base salary versus the compensation at risk through the VICP or equity-based compensation. However, the Committee believes that a meaningful portion of compensation should be at risk. VICP targets for executive officers other than the CEO ranged from 30% to 50% of base salary in fiscal 2008 with the opportunity to earn a bonus beyond the target if company financial goals were met or exceeded. In the case of the CEO, the potential compensation at risk as a percentage of base salary was 100%, reflecting his overall greater responsibility for the corporation. Long-term incentives for most executive officers are in the form of stock options, which contain an inherent amount of risk since no value is received unless there is an appreciation in stock price, and RSUs and long-term cash awards that vest based on continued service. After determining each element, the Committee also reviews the resulting total compensation to determine that it is reasonable as a whole.

In addition, we provide all of our employees in the United States with various other benefits, such as health and life insurance. We generally provide these benefits to our executive officers on the same basis as other salaried employees in the United States, although some benefit programs, as discussed elsewhere, are specifically targeted to our executive officers' specific circumstances.

Beyond direct compensation, we believe it is important to provide the 401(k) Plan as a means for our employees to save for their retirement. To attract qualified employees and meet competitive conditions, Plexus also contributes to that plan. As a consequence of Internal Revenue Code limitations on compensation which may be attributed to tax-qualified retirement plans, we have also developed a supplemental executive retirement plan for our executive officers to address their particular circumstances and promote long-term loyalty to Plexus until retirement.

Plexus does not generally have employment agreements with its executive officers. However, we do have such an agreement with our Chief Executive Officer in order to recognize his specific position, help assure Plexus of the continuing availability of his services and protect Plexus from post-employment competition by him.

As with many other publicly-held companies, we have change in control agreements with our executive officers and certain other key employees. As described further below, we reassessed these agreements in fiscal 2008 and revised and updated them to reflect tax code changes and to better coordinate benefits. We have these agreements in place to both help assure that executive officers will not be distracted by personal interests if Plexus were to be the subject of a potential acquisition, as well as to maintain their continuing loyalty to Plexus. We also believe that competitive factors require us to provide these protections to attract and retain talented executive officers and key employees.

Base Salary

- *Purpose.* Our base salaries are designed to provide regular compensation for the fulfillment of the duties and responsibilities associated with job roles. Fixed salaries provide bi-weekly compensation to meet the living needs of our executives and their families. They are also important because they provide most persons with a starting point for considering compensation when we seek to attract and retain talented individuals.

- *Structure.* The Company and the Committee use market-based comparisons, peer group analysis and other third-party survey data to establish appropriate base salaries for its executive officers. An in-depth total rewards analysis, including base salary, is completed annually for each executive position using the peer group and survey data as indicated above. While we do not aim for particular numerical or percentage tests as compared to the peer group or the surveys, we generally target base salaries within ranges near market medians of those groups, with adjustments made to reflect individual circumstances. The effective date of any base salary increase is typically at or near the start of the fiscal year.

- *Determination Process; Factors Considered.* Prior to establishing base salary increases for the CEO and confirming salary levels for other executive officers, the Committee takes into consideration various factors. These factors include compensation data from the proxies of our peer group, salary increase trends for executive base pay and other information provided in published surveys. The Committee also considers the individual executive officers' duties and responsibilities and their relative authority within Plexus.

  Executive officer base salary increases may include two components—competitive adjustments and merit increases. If executive officer salaries are found to fall below the competitive median range when we compare them to our peer group and survey data, we consider increasing the salaries to a more competitive level. In some cases these competitive adjustments may take place over a multi-year period and may depend on individual performance. If executive officer salaries are found to be at an appropriate level when we compare them to the peer group and general industry survey data for the position, then a merit increase is provided if appropriate. The merit increase amount is based on individual performance.

  With respect to increases in CEO base salary (as well as other compensation actions that impact our CEO), the Committee uses this input and meets in executive session to discuss appropriate pay positioning and pay mix based on the data gathered. With respect to the other executive officers, the CEO uses similar data and submits his recommendations to the Committee for final determination. The data gathered in the determination process helps the Committee to test for fairness, reasonableness and competitiveness. However, taking into account the compensation policies and goals and a holistic approach to executive compensation packages, the Committee's final determination may incorporate the subjective judgments of its members as well.

- *2008 Determinations.* For fiscal 2008, the Committee approved a base salary adjustment of $105,000 for the CEO, increasing his annual salary to $675,000. This was an 18.4% increase from his fiscal 2007 base salary and reflected strong company performance in fiscal 2007, as well as the competitiveness of the CEO's salary as compared to the market. The Committee believed that the CEO's compensation was below market based on peer group survey information, particularly in view of the Company's strong financial performance. Therefore, it approved this increase to provide base compensation at a more competitive level. Our CEO's base salary is higher than that of other executive officers because of his more extensive and challenging duties and responsibilities.

  Increases for other executive officers varied from no increase to 12.5%, and were as follows for the other named executive officers: Ms. Jones—10.0%; Mr. Verstegen—4.0%; Mr. Ninivaggi—4.1%; and Mr. Lim—10.1%. The salary determinations for the executive officers reflected the factors discussed above; some of the higher increases resulted from increased duties and responsibilities. Ms. Jones was hired as an executive during fiscal 2007 and subsequently was named Chief Financial Officer. Her initial salary was determined as part of the hiring process; her salary was below the salary of her predecessor, primarily as a reflection of her predecessor's many years of experience as a chief financial officer, including with Plexus. Ms. Jones' increase in fiscal 2008 reflected her promotion to CFO and the results of her initial time with Plexus. The increase for Mr. Lim reflected his promotion to an executive officer position late in fiscal 2007 and the related increase in his responsibilities. The compensation and benefits package of Mr. Lim also reflects regional survey data of the Malaysian markets. Other variations between the executive officers reflect competitive conditions and the Committee's view of the executive officers' duties, responsibilities and performance.

- *2009 Determinations.* For fiscal 2009, the CEO's salary is $750,000, an 11.1% increase from fiscal 2008. The Committee sought to reward the CEO for the strong financial results achieved in fiscal 2008, as well as to keep his base compensation in line with the market range for his position. The fiscal 2009 salary increases for the other executive officers ranged from 3.0% to 20.0%. Of those increases, the smaller ones reflected merit increases for performance over the past year when salaries were otherwise in line with the market; larger increases represented a combination of competitive adjustments and merit increases. The increases for the other named executive officers were: Ms. Jones—10.7%; Mr. Verstegen—5.0%; Mr. Ninivaggi—7.0%; and Mr. Lim—10.0%. For Ms. Jones and Mr. Lim, the increases also reflected the significant new duties they assumed in fiscal 2008; these individuals became executive officers in late fiscal 2007 and the scopes of their respective duties were not reflected in their previous salaries.

Annual Incentive

- *Purpose.* Our annual cash incentive compensation plan, the VICP, is designed to reward employees for the achievement of important corporate financial goals. There is also a small component of the VICP that rewards employees for the attainment of individual objectives. The establishment of the specific corporate financial goals is derived from our annual financial plan. The design of the VICP provides incentives based on our direct performance, as distinguished from equity-based compensation, which is significantly affected by market factors that may be unrelated to our results.

- *Plan Structure.* The VICP provides annual cash incentives to approximately 2,500 participants, including our CEO and other executive officers. The VICP operates the same for all participants. Each participant has a targeted award that is expressed as a percentage of base salary. For example, in fiscal 2008 the targeted award opportunity for the CEO was 100% of base salary, and the opportunities for other executive officers varied from 30% to 50% of base salaries. Higher levels of duties and responsibilities within Plexus lead to higher bonus opportunities under the VICP because the Committee believes that the higher ranking the position, the more influence the individual can have on corporate performance. In addition, market information indicates that competitive factors make relatively higher reward possibilities important for those positions. In fiscal 2008, Ms. Jones, our Chief Financial Officer, had the opportunity to earn up to 50% of her salary as a VICP bonus at target; other officers' percentages were 50% for Mr. Verstegen, 35% for Mr. Ninivaggi and 40% for Mr. Lim. The opportunities for non-executive officer participants varied from 3% to 30% of base salaries. For each participant, 80% of the targeted award is keyed to the corporate financial goals; the remaining 20% of the targeted award is keyed to the achievement of individual objectives.

  The VICP provides for payments relating to corporate financial goals both below and over the targeted awards by establishing specific "threshold levels" of corporate performance at which payments begin to be earned and "maximum levels" beyond which no further payment is earned. The payout at the "maximum level," which is based solely on achieving the corporate financial goals, is 180% of the targeted award for the CEO and the other executive officers.

  Under the VICP, the Committee has the authority to adjust results, for example, to reflect acquisitions or unusual gains or charges. No such discretion was used by the Committee in fiscal 2008.

- *2008 Plan Design – Company Goals*

  The specific corporate financial goals for fiscal 2008, each of which stood independently of the other with regard to award opportunities, were revenue and return on capital employed ("ROCE"). The goals were chosen because they aligned performance-based compensation to the key financial metrics that the Company used internally to measure its ongoing performance and that it used in its financial plans. Our fiscal 2008 targets for these goals were set as part of the annual financial planning process. For each of the corporate financial goals, we also established specific "threshold" and "maximum" levels of achievement as part of that process.

  For these purposes, ROCE is defined as annual operating income excluding unusual charges and equity-based compensation costs divided by the five-point quarterly average of Capital Employed during the year. Capital Employed is defined as equity plus debt less cash, cash equivalents and short-term investments. The Company excludes equity-based compensation costs because such costs can influence results due to external market factors. Additionally, ROCE is calculated excluding the impact of any restructuring and/or non-recurring charges because these factors do not reflect the operating performance of the Company, which the VICP is intended to reward.

No award is paid for any component of the VICP if Plexus incurs a net loss for the fiscal year (excluding non-recurring or restructuring charges and equity-based compensation costs). Awards for performance between the "threshold" level and "targeted" level are calculated by straight-line interpolation, as are awards between the "targeted" level and the "maximum" level.

For fiscal 2008, in accordance with Plexus' strategic plan, the Committee set both revenue growth and ROCE targets at aggressive, yet achievable levels to incent growth, but also to deter undue risk-taking. The 2008 revenue target represented approximately 19% growth over fiscal 2007 revenue. The Committee felt this target was challenging, but achievable, based on industry conditions and Plexus' financial plan. To help assure that revenue growth would continue to result in shareholder value, the Committee set a ROCE target at a substantial level; the target level set for fiscal 2008 was below the level achieved in fiscal 2007 to recognize the effects of product mix changes in fiscal 2007 that resulted in higher ROCE achievement. Since the ROCE target was set at a substantial level, the Committee emphasized revenue growth when setting the VICP maximum threshold.

The following table sets forth the fiscal 2008 financial targets and potential VICP payout amounts (as a percent of targeted VICP bonus) for the named executive officers, at the threshold, targeted and maximum performance levels. In accordance with the VICP, the ROCE targets excluded the impacts of restructuring charges and equity-based compensation costs.

	Threshold		**Target**		**Maximum**	
Component	**Goal**	**Payout**	**Goal**	**Payout**	**Goal**	**Payout**
Revenue (in millions)	$1,679	0%	$1,835	40%	$1,881	140%
ROCE	17.0%	0%	22.0%	40%	22.0%	40%
Individual Objectives		up to 20%		up to 20%		up to 20%
Total Potential Incentive = Revenue + ROCE + Individual Objectives		20%		100%		200%

In fiscal 2008, revenue was $1,842 million and ROCE was 26.6%. Therefore, based on the corporate financial goals described above, Plexus exceeded the target level for both revenue and ROCE and paid awards to executive officers and other employees based on those two components. Extrapolating the results, payments based on revenue represented 54.4% as compared to the target of 40% for the revenue component. Payments based on ROCE represented 40%, as target ROCE was achieved. Thus, total payments based on revenue and ROCE represented 94.4% versus the target of 80% for corporate financial performance. Plexus' actual performance in fiscal 2008 as compared to these targets is illustrated by the following graph:



17.0%
22.0%
22.0%
26.6%
$1,679
$1,835
$1,881
$1,842
Revenue
ROCE
Threshold
Target
Maximum
Fiscal 2008 Actual

- *2008 Plan Design – Individual Objectives*

Individual participants typically set several individual objectives for the plan year, which are developed with, reviewed by and approved by the participant's manager. Some of the individual objectives are shared by multiple executives when they team to focus on an objective. Attainment of the individual objectives represents 20% of the potential targeted award. The Committee determines and approves the individual objectives established for the CEO. The Committee also reviews and approves, with input from the CEO, the individual objectives established for the other executive officers. The Committee's assessment of all executive officers' individual objectives is based on their likely impact on the achievement of the annual financial plan and other longer-term strategic priorities, their effect on shareholder value and their alignment with one another.

The following are summaries of the individual objectives for our named executive officers in fiscal 2008:

- Dean A. Foate: Mr. Foate's individual objectives related to: designing strategies to support global expansion; developing and implementing an annual operating system that efficiently and logically connects the Company's strategic planning, governance and organizational development activities; developing a process to evaluate organizational effectiveness and leadership talent; creating an internal process to evaluate potential acquisitions; and establishing expectations and a vision for the design and planning of a new corporate headquarters.

- Ginger M. Jones: Ms. Jones' individual objectives related to: supporting global expansion and development; creating an internal process to evaluate potential acquisitions; improving financial reporting and forecasting; developing and implementing an annual operating system that efficiently and logically connects the Company's major planning, governance and organizational development activities; optimizing the Company's overall cash cycle and improving return on invested capital; redesigning annual cash incentive plans; and designing an investor relations program.

- Michael T. Verstegen: Mr. Verstegen's individual objectives related to: supporting global expansion and development; improving the costing process; overseeing the development of and project planning for a new corporate headquarters; redesigning annual cash incentive plans; and creating an internal process to evaluate potential acquisitions.

- Angelo M. Ninivaggi: Mr. Ninivaggi's individual objectives related to: recommending and designing improvements to Plexus' Enterprise Risk Management; aligning the contract management process with Plexus' business sectors; implementing a new sector market development and customer service team; creating an internal process to evaluate potential acquisitions; and implementing specified corporate governance improvements.

- Yong Jin Lim: Mr. Lim's individual objectives related to: supporting the expansion of operations in Asia; improving financial forecasting; promoting a "lean" culture; improving the costing process; monitoring customer feedback; and organizational development.

Achievement of individual objectives, for which there was a potential payout equivalent to 20% of the "targeted" bonus award, varied among executive officers from 14.5% to 20% of the total targeted amount. These percentages were based upon the Committee's determination of the degree to which the executive achieved his or her objectives. The CEO provided the Committee with an assessment of the performance of all of the executive officers other than himself and recommended resultant bonus levels based on the achievement by each executive officer of his or her individual objectives. Individual determinations were as follows for the named executive officers: Mr. Foate—19.2%; Ms. Jones—17.8%; Mr. Verstegen—18.7%; Mr. Ninivaggi—19.1%; and Mr. Lim—17.6%.

Long-Term Incentives

- *Purpose.* Our long-term incentives are designed to tie the major part of our key executives' total compensation opportunities to Plexus' market performance and the long-term enhancement of shareholder value. The 2008 Long-Term Plan and its predecessor, the 2005 Equity Plan, are also designed to encourage the long-term retention of these executives.

- *Plan Structure.* The shareholder-approved 2008 Long-Term Plan and 2005 Equity Plan allow for various award types, including options, SARs, restricted stock, RSUs, and performance awards (payable in cash and/or equity). Prior to fiscal 2008, the Committee granted only time-vested stock options, although it continued to study the potential use of other forms of long-term incentive compensation. The Committee has generally used stock options because of their prevalence in our industry. In addition, with stock options, recipients receive value only when the value of the shares held by Plexus' shareholders increases. The Committee's policy is to not "back-date" equity grants and no equity grant was "back-dated" in fiscal 2008.

  This year, the Committee approved a new long-term incentive strategy that allows for use of a portfolio approach when granting awards. The Committee intends that each element of the portfolio addresses a different aspect of long-term incentive compensation, as set forth below:

  - Stock options and stock-settled SARs provide rewards based upon the appreciation in value to shareholders as measured by the increase in our share price; the Committee uses stock-settled SARs rather than options for less senior employees because stock-settled SARs do not require a cash outlay on exercise and promote employee share ownership. Stock-settled SARs also allow the Committee to preserve shares available under the plans.

  - RSUs provide an interest in the value of the Company's shares, because, even though they vest over time, they provide recipients with a certain equity interest, assuming continued employment. RSUs further align executives' interests with the interests of shareholders and provide a long-term ownership mentality as well as motivation to succeed in the long-term because the value of RSUs does not solely depend upon increases in the market price of our shares over a short-term period.

  - Long-term cash awards that accompany grants of RSUs are intended to defray tax effects to the grantees upon the vesting of the RSUs as an incentive to those persons to continue to hold their shares upon vesting because they will not need to sell shares to raise cash to pay taxes; we also use long-term cash awards to round out the compensation package.

- *Award Determination Process.* Pursuant to its portfolio approach, the Committee distributes the entire value of each grant to each executive officer among four types of awards—options, stock-settled SARs, RSUs and long-term cash according to a formula based on the duties and responsibilities of the award recipient. The awards are valued at their SFAS 123(R) value when making these determinations. For most executive officers—those with the most senior level of responsibilities (and including all of the named executive officers)—the Committee uses a distribution formula weighted toward stock options, so as to particularly promote increasing shareholder value; for the remaining executive officers and for those at the manager or director level, Plexus uses a distribution weighted toward stock-settled SARs. The allocation formulas for these two groups are illustrated in the pie charts below:

Senior Executive Officers


Long-Term Cash
15%
RSUs
25%
Options
60%

Other Executive Officers


RSUs
30%
Stock-settled
SARs
70%

Other employees who receive awards receive 100% of the value of their awards in stock-settled SARs.

- Option/SARs Pool Determination. Each year the Committee is presented a recommended total pool of options and stock-settled SARs to be awarded to eligible participants. The Committee reviews the estimated cost of the pool, as well as the recommended grant guidelines; the Committee uses a relatively constant pool size because it wishes to control the expense to the Company under SFAS 123(R) and manage dilution to shareholders. The options and stock-settled SARs granted to executive officers and employees in fiscal 2008 were for a total of 492,366 shares. That amount excludes options for 70,000 shares awarded to the non-employee directors. The total grant in fiscal 2008 was greater than the amount granted in fiscal 2007, because quarterly grants were made only in the third and fourth fiscal quarters of fiscal 2007.

- Option/SARs Pool Allocation. The Committee determines the grants for the CEO and other executive officers. Those awards are developed by considering the total pool of options to be awarded, which is recommended by management, subject to the Committee's review and approval. The Committee chooses a grant size that balances the need to provide fair compensation with the desire to keep related compensation expense relatively stable from period to period and to manage shareholder dilution. The numbers granted to each executive officer primarily vary according to the executive officers' duties and responsibilities within the Company and also include a review of performance. Those in positions with more responsibility tend to receive more options to reflect their role in the Company and the market comparisons for their compensation. Also, as discussed above, for the CEO, the Committee uses the vested and unvested equity information to balance the level of existing awards with the desire to reward performance and to provide retention incentives. The CEO provides the Committee with initial recommendations as to the number of options to be granted to each executive officer other than himself. The remaining pool, which is comprised of stock-settled SARs (and RSUs as discussed below), is then allocated to high-performing key employees based upon recommendations by executive officers in accordance with a grant range grid, which assigns a range of stock-settled SARs grant sizes to each employee responsibility level. For fiscal 2008, options for 75,000 shares were granted to the CEO, and options for 88,500 shares were granted to the other executive officers as a group. Additionally, stock-settled SARs for 6,050 shares were granted to other executive officers.

- RSU and Long-Term Cash Award Determinations. Once the Committee determines the levels of options to award, it then grants RSUs and long-term cash awards in accordance with the formulas discussed above, in order to effectively balance the motivations provided by the different types of awards. A similar process occurs for those receiving stock-settled SARs. In fiscal 2008, 104,313 RSUs were granted to executive officers and key employees, along with $705,375 in long-term cash awards. As noted above, RSUs and the corresponding long-term cash awards were not granted in previous years.

• *2008 Awards.* Using these principles, in fiscal 2008, the Committee made total grants of options and an annual grant of RSUs and long-term cash to the named executive officers as follows:

Executive Officer	Options (#)	RSUs (#)	Long-Term Cash ($)
Mr. Foate	75,000	21,375	$320,625
Ms. Jones	16,000	4,560	68,400
Mr. Verstegen	12,000	3,420	51,300
Mr. Ninivaggi	8,000	2,280	34,200
Mr. Lim	12,000	3,420	51,300

Options vest in two annual increments and grants of RSUs and long-term cash awards vest on the third anniversary of the grant, all subject to early vesting on a change in control.

• *Basis for Determination of Timing of Grants.* The Committee now makes quarterly option grants rather than annual grants due to the volatility of the stock market, including for Plexus stock in particular, since granting stock options all on one date in the year can make the strike price and related expense vary significantly in ways that do not necessarily reflect long-term performance of Plexus stock.

The Committee's formula to support the quarterly grant strategy states that the grant date will occur three days subsequent to the release of quarterly earnings, not including the day of the release. The Committee uses a future date, as is permitted by the 2008 Long-Term Plan and the 2005 Equity Plan, because that minimizes the opportunity to choose a date based upon market performance known or knowable at the time of grant. Those plans provide that the exercise price of a stock option is not less than the fair market value on the stock option grant date. New hire option and stock-settled SARs grants are determined at or around the time of hire, and commence on the next quarterly grant date following the date of hire.

Grants of RSUs and long-term cash awards are made annually, at the same time as the initial option and stock-settled SARs grants for the fiscal year.

Equity Ownership Guidelines. To complement the 2005 Equity Plan's and the 2008 Long-Term Plan's goals of increasing the alignment between the interests of management and shareholders, the Committee adopted executive stock ownership guidelines. These guidelines require most executive officers, including all of the named executive officers in the "Summary Compensation Table" below, to own, at a minimum, Plexus stock with a market value equal to one times their annual base salary. There is no specific time requirement to meet these guidelines. However, an executive officer is generally not permitted to sell Plexus shares that were acquired while an executive officer until the ownership requirement is met; there are exceptions, including financing the exercise of stock options when the shares will be held or with prior approval under special circumstances.

Benefits. Consistent with competitive practice, the Committee approves certain perquisites and other benefits for our CEO and the other executive officers in addition to those received by all U.S. salaried employees. Substantially all U.S. employees receive health insurance benefits. In addition, the other benefits for certain of our executive officers are: a flexible perquisite benefit valued at up to $10,000 per calendar year, which amount is grossed up for taxes, to be used for miscellaneous expenses such as personal financial planning, spouse travel costs in connection with business-related travel, club memberships and/or tax and estate advice; a company car; and additional disability insurance for the CEO, due to the dollar limits of the Company's disability insurance policies. As a result of local law and custom, different but comparable insurance programs and other benefits may apply to personnel, including Mr. Lim, who are located in countries outside of the United States.

Elements and Analysis of Retirement and Other Compensation

In addition to direct compensation, Plexus uses several other types of compensation, some of which are not subject to annual Committee action. These include retirement plans, other stock ownership opportunities, and employment or change in control agreements. These are intended to supplement the previously described compensation methodologies by focusing on long-term employee security and retention. Certain of these plans allow employees to acquire Plexus stock.

Retirement Planning – 401(k) Plan

- *Purpose.* Plexus maintains the 401(k) Plan, which is available to substantially all U.S. salaried employees, to help our employees provide for their retirement. The 401(k) Plan includes a Plexus stock fund as one of its choices to permit employees to maintain Plexus ownership if they wish.

- *Plan Structure.* The 401(k) Plan allows employees to defer a portion of their annual salaries into their personal accounts maintained under the 401(k) Plan. In addition, Plexus matches a portion of each employee's contributions, up to a maximum of $5,750 per calendar year. Employees have a choice of investment vehicles, including a Plexus stock fund, in which to invest those funds.

Supplemental Executive Retirement Plan

- *Purpose.* Plexus' supplemental executive retirement plan (the "SERP") is a deferred compensation plan which allows participants to defer taxes on current income. Most executive officers, including all of the named executive officers other than Mr. Lim, participate in this program. Additionally, the Company can credit a participant's account with a discretionary employer contribution. Such opportunities are common practice in general industry. The SERP also provides a vehicle for the Company to restore the lost deferral and matching opportunity caused by tax regulation limitations on such deferrals and matched contributions for highly compensated individuals. The Committee believes that further retirement compensation through the SERP is appropriate to meet the market for executive compensation and to provide a stronger incentive for executives to remain with Plexus through retirement.

- *Plan Structure.* During fiscal 2000, the Committee established the current SERP arrangement. Under this plan, several key executives, including the named executive officers (other than Mr. Lim), may elect to defer some or all of their compensation. Plexus may also make discretionary contributions. Additionally, Plexus has purchased Company-owned life insurance on the lives of certain executives to meet the economic commitments associated with this plan. A rabbi trust arrangement was established under this plan and allows investment of deferred compensation amounts on behalf of the participants into individual accounts and within these accounts, into one or more designated mutual funds or investments. These investment choices do not include Plexus stock. Deferred amounts and any earnings which may be credited become payable upon termination or retirement from Plexus.

- *Fiscal 2008 Plan Activity.*

  - Contribution Formula. Under a funding plan adopted by the Committee in fiscal 2006, the SERP provides for an annual discretionary contribution of the greater of (a) 7% of the executive's total targeted cash compensation, minus Plexus' permitted contributions to the executive officer's account in the 401(k) Plan, or (b) $13,500. Total targeted cash compensation is defined as base salary plus the targeted annual incentive plan bonus at the time of the Company's contribution. The Committee adopted this approach for discretionary contributions to reflect competitive practices based on the research, analysis and recommendations of Towers Perrin, its compensation consultant for that program.

  - Employer Contributions. For fiscal 2008, the total employer contributions to the SERP accounts was $238,131 for all participants as a group, including $88,750 for the CEO but excluding the special contribution discussed below. See footnote 4 to the "Summary Compensation Table."

  - Special Contribution. The SERP also allows the Committee to make discretionary contributions. The Committee did not make any such contributions in fiscal 2008 to the named executive officers, although the Committee made a special contribution of $265,500 to a former executive officer of Plexus upon his permanent leave in recognition of his prior service and contributions to the Company.

- *Foreign Arrangements.* Since Mr. Lim is not a United States resident, he does not participate in the SERP or the 401(k) Plan. Rather, he participates in the Employees Provident Fund which is mandated by Malaysian law. Under law, minimum contributions of 12% of an employee's wages (salary plus bonus) are required to be made by an employer; Plexus chose to make a contribution of 17% in fiscal 2008 in Mr. Lim's case since it is Plexus' practice in Malaysia to make higher contributions than the statutory minimum for personnel with relatively high levels of seniority and responsibility.

Employee Stock Purchase Plans

- *Purpose, Structure and Termination.* The Committee believed it was useful to provide all employees with opportunities to own Plexus stock and therefore established the Purchase Plans as a means of facilitating purchases with a small discount available to substantially all employees in the United States and certain other locations on the same terms. The Purchase Plans allowed employees to purchase stock at a 5% discount from the fair market value of the shares at the end of the purchase period. However, the Purchase Plans' utility and attractiveness diminished as a result of subsequent accounting changes. Therefore, the Committee terminated further purchases under the Purchase Plans in January 2008.

Employment and Change in Control Agreements

- *Purpose.* Plexus maintains an employment agreement with our Chief Executive Officer in order to recognize the importance of his position, to help assure Plexus of continuing availability of Mr. Foate's services over a period of time, and to protect the Company from competition post-employment. All executive officers (with the exception of Mr. Foate, who has change in control provisions as part of his employment agreement) have change in control agreements, to both help assure that executive officers will not be distracted by personal interests in the case of a potential acquisition of Plexus as well as to maintain their continuing loyalty.

- *The Agreements.* Mr. Foate's employment agreement is described below in "Executive Compensation – Employment Agreements and Potential Payments Upon Termination or Change in Control – Mr. Foate's Employment Agreement." The change in control agreements with our executive officers (with the exception of Mr. Foate) are described below in "Executive Compensation – Employment Agreements and Potential Payments upon Termination or Change in Control – Change in Control Arrangements." Please refer to those discussions for a further explanation of those agreements.

  In fiscal 2008, we entered into a new employment agreement with Mr. Foate and adopted a new form of change in control agreement for all other employees covered by those agreements, including the other executive officers. These new agreements did not substantially change the level of benefits payable under the prior agreements; we adopted the agreements to better comply with the provisions of Section 409A of the Internal Revenue Code, to better coordinate benefits, and to enhance the readability of the change in control agreements. Prior to entering into the new employment agreement, Mr. Foate had separate employment and change in control agreements; as part of the changes, we incorporated change in control provisions into Mr. Foate's employment agreement rather than having him enter into a new change in control agreement. The potential change in control benefits payable under Mr. Foate's new employment agreement stayed substantially the same as those that were payable under his previous change in control agreement.

- *Determination of Benefit Levels.* In general, the change in control agreements with executive officers provide that, upon termination in the event of a change in control, executive officers will receive compensation equaling two or three times annual salary plus targeted bonus, a continuation of health and retirement benefits for that period, and a gross-up payment for excise taxes. (The executive officers with three year agreements are generally those in more senior positions, with greater seniority in those positions.) In addition, under the 2008 Long-Term Plan and the 2005 Equity Plan, upon a change in control, all unvested awards will automatically vest for all award holders. Certain other key employees also have change in control agreements on substantially the same terms, although generally with only one to two years' coverage. The Committee believes it is important that executives and key employees have protection of their livelihood in the face of a potential acquisition to help them maintain their focus on the best interests of the Company's shareholders even if it may have adverse consequences to them personally.

  The Committee set these benefit levels in 2008, when the agreements were updated and revised. The Committee determined that the level of benefits, combined with the "double trigger" requiring both a change in control and a termination of employment, continue to provide an appropriate balancing of the interests of the Company, its shareholders and its executives. Benefit levels, particularly the use of a measurement of up to three-times salary and a gross up for excise taxes, were adopted by the Committee at that time because it believed that, while the amounts were generous to the executive officers, they were in line with competitive standards and Plexus' overall compensation policy and level of other benefits, as well as necessary and appropriate to attract and retain executive talent, particularly since most executives do not have an employment agreement. The Committee also believed that it was general market practice to provide that unvested awards will vest on a change in control, which is the case under the 2008 Long-Term Plan and the 2005 Equity Plan, as approved by Plexus' shareholders. The Committee believed that it was important to maintain its executive officers' focus on performance for the Company's shareholders even in the event of a potential change in control. Therefore, offering a generous package, but one that was consistent with market practices, was appropriate to help motivate executives to focus on the Company's shareholders, even when the circumstance might jeopardize their employment. The Committee also intended that the potential expense of the agreements be reasonable as compared to total enterprise value;

the Committee estimated that the agreements represented approximately 3.0% of the average of fiscal 2007 and fiscal 2006 total enterprise value at the time they were adopted. Though the agreements were revised, the Committee did retain a "double trigger" so that the benefits would only be paid to the executive officers in the event of a substantial impact upon their employment and compensation.

In fiscal 2008, the Committee also approved new guidelines to determine which employees should have change in control agreements. These new guidelines focus on position, classification code, responsibilities and compensation level in order to minimize subjectivity.

The Committee periodically reviews the scope and context of the change in control agreements, as it did in 2008. The Committee continues to believe that the change in control agreements will help motivate the executive officers to respond appropriately, for the benefit of the Company and its shareholders, in the case of a proposed acquisition of the Company which they might perceive would jeopardize their employment.

Tax Aspects of Executive Compensation

The Committee generally attempts to preserve the tax deductibility under the Internal Revenue Code (the "Code") of all executive compensation. However, at times and under certain circumstances, it believes that it is more important to provide appropriate incentives irrespective of tax consequences.

Section 162(m) of the Code generally limits the corporate tax deduction for compensation paid to the executive officers that is not "performance-based" to $1 million annually per executive officer. Plexus has taken action with respect to the provisions of Section 162(m) so that compensation income relating to stock options, SARs, performance-based restricted stock and cash bonuses under the 2008 Long-Term Plan (and predecessor plans) is exempt. Compensation under these shareholder approved plans which is performance-based is generally not subject to the $1 million limitation; however, the grant of restricted shares without performance goals would not be considered to be performance-based and therefore would be subject to the limit along with cash salaries and bonuses. As a result of the shareholders' approval of the 2008 Long-Term Plan (and its predecessor) and the Purchase Plans, the Committee believes that most compensation income under these plans (other than any awards in the future of restricted stock or RSUs without performance goals, as is the case for the time vested RSUs granted in fiscal 2008) would not be subject to the Code's deduction limitation. However, if such restricted stock awards are made and/or any executive earns a sufficiently high VICP bonus, the covered compensation of some individuals could exceed $1 million and, in those cases, the excess would not be tax deductible. In some years, including fiscal 2008, the Company has foregone a portion of its tax deduction as a result of the size of a high VICP bonus. Although the Company has considered strategies for dealing with these tax consequences in the future, the Committee has determined that the mix of compensation that it has used is nonetheless beneficial to achieving the Company's goals.

Other provisions of the Code also can affect the decisions which we make. Section 280G of the Code imposes a 20% excise tax upon executive officers who receive "excess" payments upon a change in control of a publicly-held corporation to the extent the payments received by them exceed an amount approximating three times their average annual compensation. The excise tax applies to all payments over one times average annual compensation. Plexus would also lose its tax deduction for "excess" payments. Our change in control agreements provide that benefits under them will be "grossed up" so that we also reimburse the executive officer for these tax consequences. Although these gross up provisions and loss of deductibility would increase Plexus' tax expense, the Committee believes it is important that the effects of this Code provision not negate the protections which it provides by means of the agreements.

The Code was amended to provide a surtax under Section 409A, relating to various features of deferred compensation arrangements of publicly-held corporations for compensation deferred after December 31, 2004. Section 409A becomes fully effective on January 1, 2009. We have conducted an extensive review of our benefit plans and employment arrangements to help assure they comply with Section 409A and that there are no adverse effects on Plexus or our executive officers as a result of these Code amendments. We have made various changes to some of these plans and arrangements, including Mr. Foate's employment agreement, to ensure full compliance with the new rules under Section 409A; however, we do not expect these changes to have a material tax or financial consequence on Plexus.

COMPENSATION COMMITTEE REPORT

The duties and responsibilities of the Compensation and Leadership Development Committee of the board of directors are set forth in a written charter adopted by the board, as set forth on the Company's website as described above under "Corporate Governance—Board Committees—Compensation and Leadership Development Committee." The Committee reviews and reassesses this charter annually and recommends any changes to the board for approval.

As part of the exercise of its duties, the Committee has reviewed and discussed with management the above "Compensation Discussion and Analysis" contained in this proxy statement. Based upon that review and those discussions, the Committee recommended to the board of directors that the Compensation Discussion and Analysis be incorporated by reference in Plexus' annual report to shareholders on Form 10-K and included in this proxy statement.

Members of the Compensation and Leadership Development Committee:

Stephen P. Cortinovis, Chair
Peter Kelly
Michael V. Schrock
Charles M. Strother, MD

EXECUTIVE COMPENSATION

This section provides further information about the compensation paid to, and other compensatory arrangements with, our executive officers.

SUMMARY COMPENSATION TABLE

The following table sets forth a summary of the compensation which we paid for fiscal 2008 to our Chief Executive Officer, our Chief Financial Officer and the three executive officers who had the highest compensation of our other executive officers. More detailed information is presented in the other tables and explanations which follow the following table.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(4)	Total ($)
Dean A. Foate, *President and Chief Executive Officer*	2008	$672,981	$129,212	$195,957	$1,366,137	$635,240	$115,907	$3,115,434
	2007	569,231	80,148	0	815,226	0	95,013	1,559,618
Ginger M. Jones *Vice President and Chief Financial Officer (5)*	2008	302,057	26,899	41,550	80,430	142,519	51,077	644,532
	2007	132,212	11,569	0	13,906	0	12,429	170,116
Michael T. Verstegen *Senior Vice President, Global Market Development*	2008	257,808	24,105	31,163	188,300	121,675	56,030	679,081
	2007	247,817	15,530	0	117,657	0	34,973	415,977
Angelo M. Ninivaggi *Vice President, General Counsel, Secretary and Corporate Compliance Officer*	2008	228,827	15,313	20,775	77,953	75,598	162,464	580,930
	2007	207,846	8,928	0	24,135	0	56,001	296,910
Yong Jin Lim *Regional President – Plexus Asia Pacific (6)*	2008	239,371	16,852	31,163	118,795	90,383	76,075	572,639
	2007	232,693	12,528	0	60,252	0	73,102	378,575

(1) Includes amounts voluntarily deferred by the named persons under the Plexus Corp. 401(k) Savings Plan (the "401(k) Plan") and the Plexus supplemental executive retirement plan (the "SERP"). The amounts deferred under the SERP are also included in the "Executive Contributions in Last FY" column of the "Nonqualified Deferred Compensation" table below.

(2) Both the "Bonus" and the "Non-Equity Incentive Plan Compensation" columns represent amounts that were earned during fiscal 2008 and fiscal 2007, respectively, under our Variable Incentive Compensation Plan ("VICP"). Under the VICP, annual bonuses for executive officers are determined by a combination of the degree to which Plexus achieves specific pre-set corporate financial goals during the fiscal year and individual objectives. To the extent a payment was based on individual objectives, it is in the "Bonus" column. To the extent that the bonus resulted from corporate financial performance, that portion of the bonus is included under the "Non-Equity Incentive Plan Compensation" column. We include more information about the VICP under "Grants of Plan-Based Awards" below. The amounts shown in the "2008" row were earned in fiscal 2008 but will be paid in fiscal 2009 and the amounts shown in the "2007" row were earned in fiscal 2007 and were paid in 2008.

(3) This column represents the value of stock and option awards granted under the 2008 Long-Term Plan and the 2005 Equity Plan, which are explained further below under "Grants of Plan-Based Awards." The amounts shown represent the amounts expensed in fiscal 2008 and fiscal 2007 for grants and awards made in those and prior years. SFAS 123(R) requires us to recognize compensation expense for stock options and other stock-related awards granted to our employees and directors based on the estimated fair value of the equity instrument at the time of grant. Compensation expense is recognized over the vesting period. The

requirements of SFAS 123(R) became effective for Plexus beginning in the first quarter of fiscal 2006. The assumptions which we used to determine the valuation of the awards are discussed in footnote 11 to our consolidated financial statements. Please also see the "Grants of Plan-Based Awards" table below for further information about the options granted in fiscal 2008, and the "Outstanding Equity Awards at Fiscal Year End" table below relating to all outstanding option awards at the end of fiscal 2008.

(4) The amounts listed under the column entitled "All Other Compensation" in the table include Company contributions to the 401(k) Plan and the SERP (for Mr. Lim, this represents the Company's contribution to the Malaysian Employees Provident Fund), reimbursement made by Plexus under its executive flexible perquisite benefit, the value of the company car provided to the executive, relocation expenses (including a gross-up for income taxes) related to a move to Plexus' Neenah headquarters, and additional life and disability insurance coverage for Mr. Foate and Mr. Lim. Per person detail is listed in the table below:

	Year	Company Matching Contribution to 401(k) Plan	Company Contribution to SERP	Executive Flexible Perquisite Benefit	Value of Company Car	Relocation Expenses	Additional Life and Disability Insurance	Total
Mr. Foate	2008	$5,750	$88,750	$9,706	$2,356	--	$ 9,345	$115,907
	2007	5,625	66,195	11,803	2,045	--	9,345	95,013
Ms. Jones	2008	1,934	30,325	17,855	963	--	--	51,077
	2007	--	9,625	2,804	--	--	--	12,429
Mr. Verstegen	2008	5,808	21,340	18,232	10,650	--	--	56,030
	2007	5,674	18,679	9,461	1,159	--	--	34,973
Mr. Ninivaggi	2008	5,814	15,891	9,667	3,921	127,171	--	162,464
	2007	6,356	13,500	10,771	8,436	16,938	--	56,001
Mr. Lim	2008	--	43,409	--	17,462	--	15,204	76,075
	2007	--	40,791	--	17,272	--	15,039	73,102

As a matter of policy, Plexus avoids providing perquisites beyond a company car to its executive officers. However, under the executive flexible perquisite benefit, most executive officers may be reimbursed for expenses up to $10,000 (plus a gross up for taxes) in a calendar year for miscellaneous expenses such as personal financial planning, spouse travel costs in connection with business-related travel, club memberships and/or tax and estate advice. The amounts in this column include the reimbursements under that program in fiscal 2008, including the related tax gross-up amounts; these amounts may exceed $10,000 due to the tax gross-up and the difference between the fiscal and calendar year.

(5) Ms. Jones joined Plexus on April 9, 2007, became an executive officer on May 10, 2007, and was named Plexus' Chief Financial Officer on August 29, 2007. The amounts listed in the "2007" row of the "Summary Compensation Table" above include all compensation paid by Plexus to Ms. Jones in the fiscal 2007, including amounts paid when she was not an executive officer.

(6) Mr. Lim was designated an executive officer on August 29, 2007. The amounts listed in the "2007" row of the "Summary Compensation Table" above include all compensation paid by Plexus to Mr. Lim in fiscal 2007, including amounts paid when he was not an executive officer.

GRANTS OF PLAN-BASED AWARDS
2008

The following table sets forth information about stock and option awards which were granted to the named executive officers in fiscal 2008 under the 2008 Long-Term Plan and the 2005 Equity Plan, as well as information about the *potential* cash bonus awards dependent on quantifiable corporate performance goals which those executive officers could earn for fiscal 2008 performance (to be paid in fiscal 2009) under the VICP. As a result of fiscal 2008 corporate performance, bonuses based on these criteria were earned in 2008, as set forth under the "Non-Equity Incentive Compensation" column in the "Summary Compensation Table" above. We provide further information about both potential compensation under the VICP and awards under the 2008 Long-Term Plan and the 2005 Equity Plan in fiscal 2008 in the table below, and additional information about those plans below the table.

Name	Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stocks or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh) (2)	Closing Market Price on Grant Date ($/sh) (2)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)(1)	Target ($)(1)	Maximum ($)(1)					
Mr. Foate	VICP*	11/15/07	$1	$538,385	$1,211,366	--	--	--	--	--
	RSUs & long-term cash (3)	11/05/07	--	320,625	--	21,375 (3)	--	--	--	$652,793
	Option	11/05/07	--	--	--	--	18,750	$30.54	$30.83	267,821
	Option	01/28/08	--	--	--	--	18,750	22.17	22.27	179,192
	Option	04/28/08	--	--	--	--	18,750	24.21	24.72	195,681
	Option	07/29/08	--	--	--	--	18,750	29.71	29.48	240,135
Ms. Jones	VICP*	11/15/07	1	120,788	271,774	--	--	--	--	--
	RSUs & long-term cash (3)	11/05/07	--	68,400	--	4,560 (3)	--	--	--	139,262
	Option	11/05/07	--	--	--	--	4,000	30.54	30.83	57,135
	Option	01/28/08	--	--	--	--	4,000	22.17	22.27	38,228
	Option	04/28/08	--	--	--	--	4,000	24.21	24.72	41,745
	Option	07/29/08	--	--	--	--	4,000	29.71	29.48	51,229
Mr. Verstegen	VICP*	11/15/07	1	103,123	232,027	--	--	--	--	--
	RSUs & long-term cash (3)	11/05/07	--	51,300	--	3,420 (3)	--	--	--	104,447
	Option	11/05/07	--	--	--	--	3,000	30.54	30.83	42,851
	Option	01/28/08	--	--	--	--	3,000	22.17	22.27	28,671
	Option	04/28/08	--	--	--	--	3,000	24.21	24.72	31,309
	Option	07/29/08	--	--	--	--	3,000	29.71	29.48	38,422
Mr. Ninivaggi	VICP*	11/15/07	1	64,072	144,161	--	--	--	--	--
	RSUs & long-term cash (3)	11/05/07	--	34,200	--	2,280 (3)	--	--	--	69,631
	Option	11/05/07	--	--	--	--	2,000	30.54	30.83	28,568
	Option	01/28/08	--	--	--	--	2,000	22.17	22.27	19,114
	Option	04/28/08	--	--	--	--	2,000	24.21	24.72	20,873
	Option	07/29/08	--	--	--	--	2,000	29.71	29.48	25,614
Mr. Lim	VICP*	11/15/07	1	76,599	172,347	--	--	--	--	--
	RSUs & long-term cash (3)	11/05/07	--	51,300	--	3,420 (3)	--	--	--	104,447
	Option	11/05/07	--	--	--	--	3,000	30.54	30.83	42,851
	Option	01/28/08	--	--	--	--	3,000	22.17	22.27	28,671
	Option	04/28/08	--	--	--	--	3,000	24.21	24.72	31,309
	Option	07/29/08	--	--	--	--	3,000	29.71	29.48	38,422

* Represents a *potential* bonus payment for fiscal 2008 at various performance levels under the VICP to the extent they would result from corporate performance; other grants are stock options under the 2005 Equity Plan and the 2008 Long-Term Plan. Based on Plexus' actual performance in fiscal 2008, bonuses were earned based on corporate financial performance; those amounts are shown in the "Summary Compensation Table" and were between the target and maximum amounts.

(1) Amounts in the row labeled "VICP*" reflect potential bonus payments which would depend upon Plexus meeting corporate financial goals; these exclude potential bonus amounts for individual objectives. The amount in the "Threshold" column indicates a payment for performance just above the threshold; there is no minimum payment once the threshold has been exceeded. The amounts in the "Target" column of the row labeled "RSUs & long-term cash" represent long-term cash awards, which accompany grants of RSUs to offset taxes due on the vesting of RSUs in order to encourage retention of the shares received, as well as to round out the compensation package.

(2) Options were granted at the average of the high and low trading prices on the date of grant. Under the 2005 Equity Plan, fair market value was determined either as the closing price or the average of the high and low trading prices, either on the date of grant or as an average for a short period of time prior to the grant. Under the 2008 Long-Term Plan, fair market value may be determined as the average of the high and low trading prices on the date of grant or as an average for a short period of time prior to the grant. The stock options which were granted in fiscal 2008 under both the 2005 Equity Plan and the 2008 Long-Term Plan vest over a two year period, with 50% of the options vesting on the first anniversary of their grant date and the remainder vesting on the second anniversary.

(3) The RSUs vest on November 5, 2010, assuming continued employment. Grants of RSUs were accompanied by long-term cash awards, which vest on the same schedule and according to the same circumstances as the RSUs. Long-term cash awards were granted to help offset the taxes due upon the vesting of RSUs in order to encourage retention of the shares received, as well as to round out the compensation package. See the discussions below under the captions "2008 Long-Term Plan" and "2005 Equity Plan."

VICP

Under the VICP, our executive officers may earn bonuses which depend in substantial part upon the degree to which Plexus achieves corporate financial goals which are set by our Compensation and Leadership Development Committee shortly after the beginning of our fiscal year. Each executive officer also may earn a portion of his or her bonus by achieving individual objectives set for that executive officer. The amounts included in the table are potential future payouts under non-equity incentive awards which could be earned pursuant to the corporate financial goals under the VICP. The amounts in the columns represent, respectively, the amount which could be earned in the event minimum results were achieved so as to result in a threshold payment to the executive officer, the amounts which could be received if each performance target was exactly met at the targeted level, and the maximum amount which could be earned under the VICP. Actual corporate performance was between the target and maximum levels on sales and exceeded the target level on ROCE, so amounts were paid accordingly between target and maximum, as reported in the "Non-Equity Incentive Compensation" column in the "Summary Compensation Table" above.

In addition, a portion of each individuals' award could be earned based on individual objectives applicable specifically to that individual. These awards are intended to reflect in each instance an individual's performance which may not be reflected in financial performance for the entire company. The maximum amount that could be earned based on individual performance was $134,596 for Mr. Foate (which would have been 20% of his bonus at the targeted levels) and varied from $16,018 to $30,197 for the other named executive officers (also representing 20%). The actual amounts earned by these persons are included above in the "Bonus" column in the "Summary Compensation Table."

2008 Long-Term Plan

Under the 2008 Long-Term Plan, the Compensation and Leadership Development Committee of the board of directors may grant directors, executive officers and other officers and key employees of Plexus stock options, stock-settled SARs, restricted stock, which may be designated as restricted stock awards or RSUs, performance stock awards (which may be settled in cash or stock), and cash bonus awards in periodic grants. In fiscal 2007, as a result of the volatility of the stock market, particularly for Plexus stock, the Committee began the practice of making quarterly option grants. This facilitates overall compensation planning near the beginning of the fiscal year, as the total target amounts for grants for a year are set at that time. The Committee continues to make quarterly option grants; the specific dates of each grant are determined in advance. Option grants must be at the fair market value of the underlying shares when the grant is made.

Beginning in fiscal 2008, the Committee granted RSUs under the predecessor to the 2008 Long-Term Plan. In 2008, the grants were made at the beginning of the fiscal year and vest three years from the date of the grant, assuming continued employment; the Committee anticipates continuing this practice. The grants of RSUs were accompanied by long-term cash awards, which are intended to defray tax effects to the grantees upon vesting of the RSUs as an incentive to those persons to continue to hold their shares upon vesting because they will not need to sell shares to raise cash to pay taxes; we also use long-term cash awards to round out the compensation package. Long-term cash awards will vest on the same schedule and under the same circumstances as grants of RSUs.

2005 Equity Plan

Previously, under the 2005 Equity Plan, the Compensation and Leadership Development Committee of the board of directors granted directors, executive officers and other officers and key employees of Plexus stock options, SARs, RSUs and/or shares of restricted stock in periodic grants. Through the end of fiscal 2007, the Committee only granted stock options under the 2005 Equity Plan. The Committee began to grant RSUs and SARs in fiscal 2008; grants of RSUs were accompanied by long-term cash awards, which vest on the same schedule and under the same circumstances as RSUs. Through fiscal 2006, the Committee made annual grants of options approximately one week after the May board meeting, on a date set in advance to help avoid the possibility of market timing. Option grants were at the fair market value of the underlying shares when the grant was made.

The 2005 Equity Plan was replaced by the 2008 Long-Term Plan, upon its approval by shareholders at the 2008 annual meeting of shareholders. No further grants are being made under the 2005 Equity Plan except, in certain circumstances, to employees in the United Kingdom. Any such grants are subtracted from the shares available for issuance under the 2008 Long-Term Plan.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
September 27, 2008

The following table sets forth information about Plexus stock options held by the named executive officers which were outstanding at the end of fiscal 2008.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) (1) Exercisable	Number of Securities Underlying Unexercised Options (#) (1) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (2)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (3)
Mr. Foate	20,000	--	$35.547	04/24/10		
	30,000	--	23.55	04/06/11		
	100,000	--	25.285	04/22/12		
	75,000	--	8.975	01/30/13		
	45,000	--	14.015	08/14/13		
	75,000	--	15.825	04/28/14		
	100,000	--	12.94	05/18/15		
	66,666	33,334	42.515	05/17/16		
	18,750	18,750	21.41	05/17/17		
	18,750	18,750	23.83	08/01/17		
	--	18,750	30.54	11/05/17		
	--	18,750	22.17	01/28/18		
	--	18,750	24.21	04/28/18		
	--	18,750	29.71	07/29/18		
					21,375	$463,838
Ms. Jones	3,333	6,667	18.185	04/09/17		
	--	4,000	30.54	11/05/17		
	--	4,000	22.17	01/28/18		
	--	4,000	24.21	04/28/18		
	--	4,000	29.71	07/29/18		
					4,560	98,952
Mr. Verstegen	15,000	--	35.547	04/24/10		
	7,500	--	23.55	04/06/11		
	9,000	--	25.285	04/22/12		
	13,500	--	14.015	08/14/13		
	15,000	--	15.825	04/28/14		
	15,000	--	12.94	05/18/15		
	10,000	5,000	42.515	05/17/16		
	2,000	2,000	21.41	05/17/17		
	2,000	2,000	23.83	08/01/17		
	--	3,000	30.54	11/05/17		
	--	3,000	22.17	01/28/18		
	--	3,000	24.21	04/28/18		
	--	3,000	29.71	07/29/18		
					3,420	74,214
Mr. Ninivaggi	750	--	25.285	04/22/12		
	1,333	667	42.515	05/17/16		
	1,750	1,750	21.41	05/17/17		
	1,750	1,750	23.83	08/01/17		

	--	2,000	30.54	11/05/17		
	--	2,000	22.17	01/28/18		
	--	2,000	24.21	04/28/18		
	--	2,000	29.71	07/29/18		
					2,280	49,476
Mr. Lim	4,000	--	8.975	01/30/13		
	7,500	--	12.94	05/18/15		
	5,000	2,500	42.515	05/17/16		
	1,250	1,250	21.41	05/17/17		
	1,250	1,250	23.83	08/01/17		
	--	3,000	30.54	11/05/17		
	--	3,000	22.17	01/28/18		
	--	3,000	24.21	04/28/18		
	--	3,000	29.71	07/29/18		
					3,420	74,214

(1) Option award, under the 2008 Long-Term Plan or its predecessor plan. All options have an exercise price equal to the market price of our common stock on the date of grant. Since 2005, the market price has been determined using the average of the high and low trading prices on the grant date. Prior to that date, the market price was determined by an average of the high and low trading prices over a period of five to ten trading days prior to the grant date. Options granted in fiscal 2005 vested immediately. Options granted in fiscal 2006 vest one-third on each of the first three anniversaries of the grant date. Options granted in fiscal 2007 and fiscal 2008 vest one-half on each of the first two anniversaries of the grant date.

(2) Consists of RSUs awarded in fiscal 2008 under the 2005 Equity Plan. The RSUs vest on November 5, 2010, based on continued service through that date. See "Compensation Discussion and Analysis—Elements and Analysis of Direct Compensation—Long-Term Incentives" for additional information regarding awards.

(3) Based on the $21.70 per share closing price of a share of our common stock on September 26, 2008, the last trading day of fiscal 2008.

OPTION EXERCISES AND STOCK VESTED
2008

The following table sets forth information about the Plexus stock options which were exercised by the named executive officers in fiscal 2008. There were no outstanding awards of restricted stock or similar awards that vested in fiscal 2008.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mr. Foate	24,870	$396,712	--	--
Ms. Jones	--	--	--	--
Mr. Verstegen	13,500	282,955	--	--
Mr. Ninivaggi	--	--	--	--
Mr. Lim	--	--	--	--

(1) Based on the difference between the exercise price and the sale price on the date of exercise.

NONQUALIFIED DEFERRED COMPENSATION
2008

Plexus does not maintain any defined benefit pension plans. Plexus' only retirement savings plans are defined contribution plans: the 401(k) Savings Plan (the "401(k) Plan") for all qualifying U.S. employees; and the supplemental executive retirement plan (the "SERP") for designated executive officers and certain other key employees. Because these are defined contribution plans, Plexus' obligations are fixed at the time contributions are made, rather than Plexus being liable for future potential shortfalls in plan assets to cover the fixed benefits that are promised in defined benefit plans.

The 401(k) Plan is open to all U.S. Plexus employees meeting specified service and related requirements. Under the plan, employees may voluntarily contribute up to 50% of their annual compensation, up to a maximum tax code mandated limit of $15,500; Plexus will match 100% of the first 2.5% of salary which an employee defers, up to $5,750 in calendar year 2008. There are several investment options available to participants under the 401(k) Plan, including a Plexus stock fund.

Plexus maintains the SERP as an additional deferred compensation mechanism for most executive officers; the individuals covered in fiscal 2008 include Ms. Jones and Messrs. Foate, Verstegen and Ninivaggi. Mr. Lim does not participate because he is not a United States resident. Under the SERP, a covered executive may elect to defer some or all of his or her compensation through the plan, and Plexus may credit the participant's account with a discretionary employer contribution. Participants are entitled to the payment of deferred amounts and any earnings which may be credited thereon upon termination or retirement from Plexus, subject to the participants' deferral elections and Section 409A of the Code. The rabbi trust arrangement established under the SERP allows investment of deferred compensation held on behalf of the participants into individual accounts and, within these accounts, into one or more designated mutual funds or investments. These investment choices do not include Plexus stock.

Executive officers' personal voluntary deferrals to the SERP for fiscal year 2008 totaled $222,542, including those by the named executive officers as set forth in the table below. In addition, the plan allows for discretionary Plexus contributions. Since fiscal 2006, discretionary contributions have been the greater of (a) 7% of the executive's total targeted cash compensation, minus Plexus' permitted contributions to the executive officer's account in the 401(k) Plan, or (b) $13,500. The Committee may also choose to make additional or special contributions; none were made in fiscal 2008 other than a special contribution of $265,500 to a former executive officer of Plexus upon his permanent leave in recognition of his prior service and contributions to the Company.

Mr. Lim does not participate in these plans because he is a resident of Malaysia and is covered by a different system. Under Malaysian law, an employer must make a contribution to the fund of at least 12% of every employee's salary during the year to the Employees Provident Fund, which is a retirement savings program established under Malaysian law. In accordance with its practice in Malaysia, Plexus made a contribution of 17% for Mr. Lim to reflect his seniority and responsibilities.

The following table includes information as to contributions under the SERP or, in the case of Mr. Lim, the Malaysian Employees Provident Fund. Since the 401(k) Plan is a tax-qualified plan generally available to all employees, contributions on behalf of the executive officers and earnings in that plan are not included in this table; however, company contributions under both are among the items included in the "All Other Compensation" column in the "Summary Compensation Table" above.

Name	Executive Contributions in Last FY ($) (1)	Registrant Contributions in Last FY ($)	Aggregate Earnings (Loss) in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Mr. Foate	$144,074	$88,750	($219,012)	--	$1,292,983
Ms. Jones	15,072	30,325	(6,306)	--	55,585
Mr. Verstegen	12,881	21,340	(44,340)	--	285,829
Mr. Ninivaggi	5,020	15,891	(3,866)	--	31,108
Mr. Lim (2)	28,088	43,409	See note (3)	--	717,139(4)

(1) Includes contributions by named executive officers that are included in the "Salary" column in the "Summary Compensation Table" above, as follows: Mr. Foate – $104,000; Ms. Jones – $15,072; Mr. Verstegen – $12,881; Mr. Ninivaggi – $5,020; and Mr. Lim – $28,088.

(2) Mr. Lim's information relates to the Malaysian Employees Provident Fund.

(3) This information is not yet available to Mr. Lim or the Company from the Malaysian Employees Provident Fund.

(4) Mr. Lim's fund account also includes contributions prior to his employment with Plexus and related earnings since the Malaysian Employees Provident Fund is not an employer-sponsored plan.

EMPLOYMENT AGREEMENTS AND POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

In this section, we are providing information about specific agreements with our executive officers relating to employment and their post-employment compensation. As discussed further below, only Mr. Foate has an employment agreement. All of our executive officers have change in control agreements which will provide, in certain circumstances, for payments to the executive officers in the event of a change in control of Plexus.

<u>Mr. Foate's Employment Agreement</u>

Plexus does not generally have employment agreements with its executive officers. However, when Mr. Foate became Plexus' Chief Executive Officer in 2002, the Compensation and Leadership Development Committee and the board believed it was important to enter into an employment agreement with Mr. Foate to set forth the terms of his employment and to provide incentives for him to continue with the Company over the long term. In May 2008, the Company entered into a new employment agreement with Mr. Foate. The new employment agreement, which was approved by the Compensation and Leadership Development Committee and the board, amended and superseded Mr. Foate's previous employment agreement with the Company. Changes were made in order to more fully comply with changes made to Internal Revenue Code (the "Code") Section 409A and to integrate the change in control provisions into the employment agreement; however, the benefits payable under the new agreement are substantially unchanged from those under the previous agreements.

Mr. Foate's new employment agreement is for an initial term of three years and automatically extends (unless terminated) by one year every year, so that it maintains a rolling three-year term. The agreement specifies when Plexus may terminate Mr. Foate for cause, or when Mr. Foate may leave the Company for good reason, and determines the compensation payable upon termination. The definition of "cause" and "good reason" are substantially similar to those under the change in control agreements, as described below, although "good reason" would also include a failure of Plexus to renew the employment agreement. If Mr. Foate is terminated for cause or voluntarily leaves without good reason, dies or becomes disabled, or the agreement is not renewed, Plexus is not required to make any further payments to Mr. Foate other than with respect to obligations accrued on the date of termination. If Plexus terminates Mr. Foate without cause, or he resigns with good reason, Mr. Foate is entitled to receive compensation including his base salary for a three year period following his separation date, a pro-rated VICP bonus keyed to the actual attainment of performance targets for the year in which Mr. Foate is involuntarily terminated, and certain lump sum payments designed to ensure that his benefits approximate those provided under the previous employment agreement. The lump sum payments are equal to the sum of one hundred percent (100%) of Mr. Foate's annual base salary prior to his separation date and the maximum amount of Company contributions for a full plan year under the 401(k) Plan and the Company's deferred compensation plans. Mr. Foate would also be eligible to participate in the Company's medical, dental and vision plans, subject to his payment of any premiums required by such plans, for a three year period following his separation from Plexus. Any payments triggered by a termination of employment are to be delayed until six months after termination, as required by Section 409A of the Code.

Mr. Foate was previously covered by a separate change in control agreement with Plexus; however, change in control provisions were incorporated into Mr. Foate's new employment agreement and the previous change in control agreement with Plexus was terminated. The change in control provisions are substantially identical to those provided in the change in control agreements described below under the caption "Change in Control Agreements," with Mr. Foate's payment amount being three times the relevant salary plus benefits.

Under Mr. Foate's employment agreement, Plexus is also protected from competition by Mr. Foate after his employment with Plexus would cease. Upon termination, Mr. Foate agrees to not interfere with the relationships between the customers, suppliers or employees of Plexus for two years, and that he will not compete with Plexus over the same period and in geographical locations proximate to Plexus' operations. Further, Mr. Foate has agreed to related confidentiality requirements after the termination of his employment.

Under the 2008 Long-Term Plan and predecessor plans, optionholders (or their representatives) have a period of time in which they may exercise vested stock options after death, disability, retirement or other termination of employment, except in the case of termination with cause. Options do not continue to vest after termination except for full vesting upon a change in control or, when provided in related option agreements, upon death or disability. See "Outstanding Equity Awards at Fiscal Year End" above for information as to Mr. Foate's outstanding stock options at September 27, 2008. Mr. Foate would also receive accrued and vested benefits under the 401(k) Plan and the SERP, and payment for accrued but unused vacation, upon a termination of employment for any reason; those amounts are not included in "Potential Benefits Table" below. See "Nonqualified Deferred Compensation" above for further information.

Change in Control Agreements

In May 2008, the board approved a new form of change in control agreement. Apart from changes required by Section 409A of the Code, including delaying payment triggered by a termination of employment until six months after the termination if the employee is among the Company's 50 top-paid employees, and changing certain definitions to be consistent with Section 409A, the new change in control agreements do not contain any other material changes from the previous change in control agreements. Additionally, the benefits payable under the new change in control agreements are the same in all material economic respects to the benefits provided by the previous change in control agreements.

Plexus has change in control agreements with Ms. Jones and Messrs. Verstegen, Ninivaggi and Lim, and its other executive officers (with the exception of Mr. Foate as described above under the caption "Mr. Foate's Employment Agreement") and certain other key employees. Under the terms of these agreements, if there is a change in control of Plexus, as defined in the agreement, the executive officers' authorities, duties and responsibilities shall remain at least commensurate in all material respects with those prior to the change in control. Their compensation may not be reduced. Their benefits must be commensurate with those of similarly situated executives of the acquiring firm, and their location of employment must not be changed significantly as a result of the change in control.

Within 24 months after a change in control, in the event that any covered executive officer is terminated other than for cause, death or disability, or an executive officer terminates his or her employment with good reason, Plexus is obligated to pay the executive officer, in a cash lump sum, an amount equal to either two or three times (from one to two times for other key employees) the executive officer's base salary plus targeted bonus payment, and to continue retirement payments and certain other benefits. The change in control agreements designate three times salary plus benefits for each of Ms. Jones and Messrs. Verstegen, Ninivaggi and Lim. The agreements further provide for payment of additional amounts which may be necessary to "gross up" the amounts due to such executive officer in the event of the imposition of an excise tax upon the payments. The agreements do not preclude termination of the executive officer, or require payment of any benefit, if there has not been a change in control of Plexus, nor do they limit the ability of Plexus to terminate these persons thereafter for cause.

Under our change in control agreements:

- A termination for a "cause" would occur if the executive officer willfully and continually fails to perform substantial duties or willfully engages in illegal conduct or gross misconduct which injures Plexus.
- After a change in control, an executive may terminate for "good reason" which would include: requiring the executive to perform duties inconsistent with the duties provided under his or her agreement; Plexus not complying with provisions of the agreement; the Company requiring the executive to move; or any attempted termination of employment which is not permitted by the agreement.
- A change in control would occur in the event of a successful tender offer for Plexus, other specified acquisitions of a substantial portion of the Company's outstanding stock, a merger or other business combination involving the Company, a sale of substantial assets of the Company, a contested director's election or a combination of these actions followed by any or all of the following actions: change in management or a majority of the board of the Company or a declaration of a "change in control" by the board of directors.

Also, under the 2008 Long-Term Plan and predecessor plans, award holders (or their representatives) have a period of time in which they may exercise vested awards after death, disability, retirement or other termination of employment, except in the case of termination with cause. Awards do not continue to vest after termination, except for full vesting upon death or permanent disability when provided in the related award agreements or upon a change in control. See "Outstanding Equity Awards at Fiscal Year End" above for information as to executive officers' outstanding stock options at September 27, 2008 (the named executive officers do not hold any stock-settled SARs). Executives would also receive accrued and vested benefits under the 401(k) Plan and the SERP, and payment for accrued but unused vacation, upon a termination of employment for any reason; those amounts are not included in the table. See "Nonqualified Deferred Compensation" above for further information.

Plexus does not have employment agreements with its executive officers other than Mr. Foate. It also does not have a formal severance plan for other types of employment termination, except in the event of a change in control as described above. Although Plexus has a general practice of providing U.S. salaried employees with two weeks' severance pay for every year worked in the case of termination without cause, actual determinations are made on a case-by-case basis. Therefore, whether and to what extent Plexus would provide severance benefits to the named executive officers, or other executive officers, upon termination (other than due to death, permanent disability or a change in control) would depend upon the facts and circumstances at that time. As such, we are unable to estimate the potential payouts under other employment termination scenarios.

Potential Benefits Table

The following table provides information as to the amounts which will be payable (a) to Mr. Foate under his employment agreement if he is terminated by Plexus for cause or without cause, (b) to the named executive officers in the event of death or permanent disability, and (c) to the named executive officers in the event they were terminated without cause, or the executive terminated with good reason, in the event of a change in control. The payments are calculated assuming a termination as of September 27, 2008, the last day of our previous fiscal year. The table includes only benefits that would result from death or permanent disability, a termination or a change in control, not vested benefits that are payable irrespective of a change.

Executive Officer; Context of Termination	Cash Payments (1)	Early Vesting of Stock Options (2)	Early Vesting of RSUs (and long-term cash) (3)	Additional Retirement Benefits (4)	Other Benefits (5)	Tax Gross-up (6)	Total
Mr. Foate – Termination by Plexus for Cause	--	--	--	--	$70,576	--	$70,576
Mr. Foate – Death or Disability	-- (7)	$5,437	$463,838	--	133,083	--	602,358
Mr. Foate – Termination by Plexus without Cause	$4,050,000	--	--	--	133,083	--	4,183,083
Mr. Foate – Change in Control	4,050,000	5,437	463,838	$258,939	175,442	$2,004,089	6,957,745
Ms. Jones – Death or Disability	-- (7)	23,435	98,952	--	88,643	--	211,030
Ms. Jones – Change in Control	1,536,372	23,435	98,952	96,748	116,143	823,854	2,695,504
Mr. Verstegen – Death or Disability	-- (7)	580	74,214	--	174,150	--	248,944
Mr. Verstegen – Change in Control	1,338,894	580	74,214	81,443	201,650	--	1,696,781
Mr. Ninivaggi – Death or Disability	-- (7)	507	49,476	--	84,481	--	134,464
Mr. Ninivaggi – Change in Control	1,050,825	507	49,476	65,115	111,981	551,094	1,828,998
Mr. Lim – Death or Disability	-- (7)	362	74,214	--	--	--	74,576
Mr. Lim – Change in Control	1,005,575	362	74,214	--	27,500	--	1,107,651

(1) This amount represents payments relating to the executives' base salary and VICP bonus to the extent they would be paid after termination, based on the salary in effect at the end of fiscal 2008 and the target VICP bonus for 2008. Under the change in control agreements, this payment equals three years salary, as it was in effect at the time of termination, plus three times the targeted VICP compensation for the year of termination. There are similar provisions for a termination without cause in Mr. Foate's employment agreement.

(2) All outstanding unvested stock options would become vested upon a change in control, and the unvested options also would vest upon death or disability. The amount shown represents the difference in value of the unvested options between their exercise price and market price, based on Plexus' closing stock price of $21.70 per share

on September 26, 2008, the last trading date of fiscal 2008. These are in addition to the already fully vested stock options discussed above. See "Outstanding Equity Awards at Fiscal Year End."

(3) All outstanding RSUs and long-term cash awards would become vested upon a change in control. The amount shown represents the difference in value of the unvested RSUs and long-term cash awards between their grant price and market price, based on Plexus' closing stock price of $21.70 per share on September 26, 2008, the last trading day of fiscal 2008.

(4) Under the change in control agreements, the Company would be required to continue payments to the 401(k) Plan and SERP for three years at the same level during the year preceding the change in control. There are similar provisions for a termination without cause in Mr. Foate's employment agreement. This column represents the total amount of those payments. The executive officers would also receive accrued and vested benefits under the 401(k) Plan and the SERP, and payment for accrued but unused vacation, upon a termination of employment for any reason; those amounts are not included in the table. See "Nonqualified Deferred Compensation" for further information.

(5) These amounts include continuing payments of health and welfare benefits, accrued vacation, executive reimbursement plan expenses, company car and other benefits for three years, as provided in the agreement.

(6) In the event of a change in control in Plexus, the change in control agreements with our executive officers provide that we will pay them an additional benefit to reimburse the "golden parachute" excise taxes which they would owe pursuant to Internal Revenue Code Section 280G. This column provides an estimate of these payments, reflecting each executive's base compensation under Section 280G.

(7) Excludes life or disability insurance payments from third party insurers.

CERTAIN TRANSACTIONS

Plexus has a written policy requiring that transactions, if any, between Plexus on the one hand and its executive officers, directors or employees (or related parties) on the other hand must be on a basis that is fair and reasonable to the Company and in accordance with Plexus' Code of Conduct and Business Ethics and other policies. Plexus' policy focuses on related party transactions in which its insiders or their families have a significant economic interest; while the policy requires disclosure of *all* transactions, it recognizes that there may be situations where Plexus has ordinary business dealings with other large companies in which insiders may have some role but little if any stake in a particular transaction. Although these transactions are not prohibited, any such transaction must be approved by either a disinterested majority of the board of directors or by the Audit Committee.

Please see "Corporate Governance-Director Independence" for certain transactions and relationships between Plexus and two directors which the board considered when determining the independence of the directors. There were no other transactions in an amount or of a nature which were reportable under applicable SEC rules in fiscal 2008.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the board of directors, which was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act, oversees and monitors the participation of Plexus' management and independent auditors throughout the financial reporting process and approves the hiring and retention of and fees paid to the independent auditors. The Audit Committee also generally reviews other transactions between the Company and interested parties which may involve a potential conflict of interest. No member of the Audit Committee is employed or has any other material relationship with Plexus. The members are "independent directors" as defined in Rule 4200(a)(15) of the NASD listing standards applicable to the Nasdaq Global Select Stock Market and relevant SEC rules. The Plexus board of directors has adopted a written charter for the Audit Committee, and the current version is available on Plexus' website.

In connection with its function to oversee and monitor the financial reporting process of Plexus and in addition to its quarterly review of interim unaudited financial statements, the Audit Committee has done the following:

- reviewed and discussed the audited financial statements for the fiscal year ended September 27, 2008 with Plexus management;
- discussed with PricewaterhouseCoopers LLP, Plexus' independent auditors, those matters which are required to be discussed by Statement on Auditing Standards No. 114, "The Auditor's Communication with Those Charged with Governance" and SEC Regulation S-X, Rule 2-07 "Communication with Audit Committees"; and
- received the written disclosure and the letter from PricewaterhouseCoopers LLP required by the applicable standards of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with PricewaterhouseCoopers LLP its independence.

Based on the foregoing, the Audit Committee recommended to the board of directors that the audited financial statements be included in Plexus' annual report on Form 10-K for the fiscal year ended September 27, 2008. The Audit Committee further confirmed the independence of PricewaterhouseCoopers LLP.

Members of the Audit Committee: David J. Drury, Chair; Peter Kelly; Stephen P. Cortinovis; Mary A. Winston

AUDITORS

Subject to ratification by shareholders, the Audit Committee intends to reappoint the firm of PricewaterhouseCoopers LLP as independent auditors to audit the financial statements of Plexus for fiscal 2009. Representatives of PricewaterhouseCoopers LLP are expected to be present at the annual meeting of shareholders to respond to questions and make a statement if they desire to do so.

Fees and Services

Fees (including reimbursements for out-of-pocket expenses) paid to PricewaterhouseCoopers LLP for services in fiscal 2008 and 2007 were as follows:

	2008	2007
Audit fees:	$1,056,000	$1,057,200
Audit-related fees:	--	--
Tax fees:	44,100	30,000
All other fees:	--.	--

The above amounts relate to services provided in the indicated fiscal years, irrespective of when they were billed. Audit fees related to Plexus' annual audit and quarterly professional reviews; audit fees also included substantial work related to the certification of Plexus' internal controls as required by the Sarbanes-Oxley Act. Tax services consisted primarily of compliance and other tax advice regarding special Plexus projects. The Audit Committee considered the compatibility of the non-audit services provided by PricewaterhouseCoopers LLP with the maintenance of that firm's independence.

The Audit Committee generally approves all engagements of the independent auditor in advance, including approval of the related fees. The Audit Committee approves an annual budget (and may from time to time approve amendments thereto), which specifies projects and the approved levels of fees for each. To the extent that items are not covered in the annual budget or fees exceed the budget, management must have such items approved by the Audit Committee or, if necessary between Audit Committee meetings, by the Audit Committee chairman on behalf of the Audit Committee. There were no services in fiscal 2008 or 2007 which were not approved in advance by the Audit Committee under this policy.

* * * * *

By order of the Board of Directors

Angelo M. Ninivaggi
Vice President, General Counsel, Secretary and
Corporate Compliance Officer

Neenah, Wisconsin
December 16, 2008

A copy (without exhibits) of Plexus' annual report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended September 27, 2008 will be provided without charge to each record or beneficial owner of shares of Plexus' common stock as of December 1, 2008 on the written request of that person directed to: Dianne Boydstun, Executive Assistant to the Chief Financial Officer, Plexus Corp., 55 Jewelers Park Drive, P.O. Box 156, Neenah, Wisconsin 54957-0156. See also page 1 of this proxy statement. In addition, copies are available on Plexus' website at www.plexus.com, following the links at "Investor Relations," then "SEC Filings," then "Plexus' SEC Reports" (or http://www.plexus.com/annualreport.php).

To save printing and mailing costs, in some cases only one notice, annual report and/or proxy statement will be delivered to multiple holders of securities sharing an address unless Plexus has received contrary instructions from one or more of those security holders. Upon written or oral request, we will promptly deliver a separate copy of the annual report or proxy statement, as applicable, to any security holder at a shared address to which a single copy of the document was delivered. You may request additional copies by written request to the address set forth in the paragraph above or as set forth on page 1 of this proxy statement. You may also contact Ms. Boydstun at that address or telephone number if you wish to receive a separate annual report and/or proxy statement in the future, or if you share an address with another security holder and wish for delivery of only a single copy of the annual report and/or proxy statement if you are currently receiving multiple copies.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10–K

(mark one)

_X_ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 27, 2008

OR

____ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number ~~000-14824~~ 1-14423

PLEXUS CORP.

(Exact Name of Registrant as Specified in its Charter)

Wisconsin
(State or other jurisdiction of Incorporation or Organization)

39-1344447
(I.R.S. Employer Identification No.)

55 Jewelers Park Drive
Neenah, Wisconsin 54957-0156
(920) 722-3451
(Address, including zip code, of principal executive offices and Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	The NASDAQ Global Select Market
Preferred Share Purchase Rights	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasonal issuer, as defined in Rule 405 of the Securities Act. Yes ✓ No___

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes___ No ✓

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ✓ Accelerated filer ___

Non-accelerated filer ____ (Do not check if a smaller reporting company) Smaller reporting company _____

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ___ No ✓

As of March 29, 2008, 43,630,219 shares of common stock were outstanding, and the aggregate market value of the shares of common stock (based upon the $27.06 closing sale price on that date, as reported on the NASDAQ Global Select Market) held by non-affiliates (excludes 328,756 shares reported as beneficially owned by directors and executive officers – does not constitute an admission as to affiliate status) was approximately $1,171.7 million.

As of November 10, 2008, there were 39,326,467 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part of Form 10-K Into Which Portions of Document are Incorporated
Proxy Statement for 2009 Annual Meeting of Shareholders	Part III

"SAFE HARBOR" CAUTIONARY STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

The statements contained in the Form 10-K that are not historical facts (such as statements in the future tense and statements including "believe," "expect," "intend," "plan," "anticipate," "goal," "target" and similar terms and concepts, including all discussions of periods which are not yet completed) are forward-looking statements that involve risks and uncertainties, including, but not limited to:

- the economic performance of the electronics, technology and defense industries
- the risk of customer delays, changes or cancellations in both ongoing and new programs
- the poor visibility of future orders, especially in view of current economic conditions
- the effects of the volume of revenue from certain sectors or programs on our margins in particular periods
- our ability to secure new customers, maintain our current customer base and deliver product on a timely basis
- the risks relative to a new confidential customer in the Industrial/Commercial sector, including customer delays, start-up costs, our potential inability to execute and lack of a track record of order volume and timing
- the risks of concentration of work for certain customers
- the weakness of the economy and the instability of the global banking and financial markets and the potential inability of Plexus or our customers or suppliers to access cash investments and credit facilities
- material cost fluctuations and the adequate availability of components and related parts for production
- the effect of changes in average selling prices
- the effect of start-up costs of new programs and facilities, including our recent and planned expansions
- the adequacy of restructuring and similar charges as compared to actual expenses, including the announced closure of our Ayer, Massachusetts facility
- the degree of success and the costs of efforts to improve the financial performance of our Mexican operations
- possible unexpected costs and operating disruption in transitioning programs
- the costs and inherent uncertainties of pending litigation
- the effect of general economic conditions and world events (such as changes in oil prices, terrorism and war in the Middle East)
- the impact of increased competition and
- other risks detailed below, especially under the heading "Risk Factors", otherwise herein, and in our Securities and Exchange Commission filings.

In addition, see Risk Factors in Item 1A and Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 for a further discussion of some of the factors that could affect future results.

* * *

PART I

ITEM 1. BUSINESS

Overview

Plexus Corp. and its subsidiaries (together "Plexus," the "Company," or "we") participate in the Electronic Manufacturing Services ("EMS") industry. We provide product realization services to original equipment manufacturers ("OEMs") and other technology companies in the wireline/networking, wireless infrastructure, medical, industrial/commercial and defense/security/aerospace market sectors. We provide advanced electronics design, manufacturing and testing services to our customers with a focus on the mid-to-lower-volume, higher-mix segment of the EMS market. Our customers' products typically require exceptional production and supply-chain flexibility, necessitating an optimized demand-pull-based manufacturing and supply chain solution across an integrated global platform. Many of our customers' products require complex configuration management and direct order fulfillment to their customers across the globe. In such cases we provide global logistics management and after-market service and repair. Our customers' products may have stringent requirements for quality, reliability and regulatory compliance. We offer our customers the ability to outsource all phases of product realization, including product specifications; development, design and design validation; regulatory compliance support; prototyping and new product introduction;

manufacturing test equipment development; materials sourcing, procurement and supply-chain management; product assembly/manufacturing, configuration and test; order fulfillment, logistics and service/repair.

Plexus is passionate about its goal to be the best EMS company in the world at providing services for customers that have mid-to-lower-volume requirements and a higher mix of products. We have tailored our engineering services, manufacturing operations, supply-chain management, workforce, business intelligence systems, financial goals and metrics specifically to support these types of programs. Our flexible manufacturing facilities and processes are designed to accommodate customers with multiple product-lines and configurations as well as unique quality and regulatory requirements. Each of these customers is supported by a multi-disciplinary customer team and one or more uniquely configured "focus factories" supported by a supply-chain and logistics solution specifically designed to meet the flexibility and responsiveness required to support that customer's fulfillment requirements.

Our go-to-market strategy is also tailored to our target market sectors and business strategy. We have business development and customer management teams that are dedicated to each of the five sectors we serve. These teams are accountable for understanding the sector participants, technology, unique quality and regulatory requirements and longer-term trends. Further, these teams help set our strategy for growth in their sectors with a particular focus on expanding the services and value-add that we provide to our current customers while strategically targeting select new customers to add to our portfolio.

Our financial model is aligned with our business strategy, with our primary focus to earn a return on invested capital ("ROIC") in excess of our weighted average cost of capital ("WACC"). The smaller volumes, flexibility requirements and fulfillment needs of our customers typically result in greater investments in inventory than many of our competitors, particularly those that provide EMS services for high-volume, less complex products with less stringent requirements (such as consumer electronics). In addition, our cost structure relative to these peers includes higher investments in selling and administrative costs as a percentage of sales to support our sector-based go-to-market strategy, smaller program sizes, flexibility, and complex quality and regulatory compliance requirements. By exercising discipline to generate a ROIC in excess of our WACC, our goal is to ensure that Plexus creates a value proposition for our shareholders as well as our customers.

Our customers include both industry-leading OEMs and other technology companies that have never manufactured products internally. As a result of our focus on serving market sectors that rely on advanced electronics technology, our business is influenced by technological trends such as the level and rate of development of telecommunications infrastructure, the expansion of networks and use of the Internet. In addition, the federal Food and Drug Administration's approval of new medical devices, defense procurement practices and other governmental approval and regulatory processes can affect our business. Our business has also benefited from the trend to increased outsourcing by OEMs.

We provide most of our contract manufacturing services on a turnkey basis, which means that we procure some or all of the materials required for product assembly. We provide some services on a consignment basis, which means that the customer supplies the necessary materials, and we provide the labor and other services required for product assembly. Turnkey services require material procurement and warehousing, in addition to manufacturing, and involve greater resource investments than consignment services. Other than certain test equipment and software used for internal operations, we do not design or manufacture our own proprietary products.

Established in 1979 as a Wisconsin corporation, we have approximately 7,900 full-time employees, including approximately 1,300 engineers and technologists dedicated to product development and design, test equipment development and design, and manufacturing process development and control, all of whom operate from 19 active facilities in 14 locations, totaling approximately 2.6 million square feet.

We maintain a website at www.plexus.com. We make available through that website, free of charge, copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Reports on Form 8-K, and amendments to those reports, as soon as reasonably practical after we electronically file those materials with, or furnish them to, the Securities and Exchange Commission ("SEC"). Our Code of Conduct and Business Ethics is also posted on our website. You may access these SEC reports and the Code of Conduct and Business Ethics by following the links under "Investor Relations" at our website.

Services

Plexus offers a broad range of integrated services as more fully described below; our customers may utilize any, or all, of the following services and tend to use more of these services as their outsourcing strategies mature:

Product development and design. We provide comprehensive conceptual design and value-engineering services. These product design services include project management, feasibility studies, product conceptualization, specification development for product features and functions, circuit design (including digital, microprocessor, power, analog, radio frequency (RF), optical and micro-electronics), field programmable gate array design (FPGA), printed circuit board layout, embedded software design, mechanical design (including thermal analysis, plastic components, sheet metal enclosures, and castings), development of test specifications and product validation testing. We invest in the latest design automation tools and technology. We also provide comprehensive value-engineering services for our customers that extend the life cycles of their products. These value-added services include engineering change-order management, cost reduction redesign, component obsolescence management, product feature expansion, test enhancement and component re-sourcing.

Prototyping and new product introduction services. We provide assembly of prototype products within our operating sites. We supplement our prototype assembly services with other value-added services, including materials management, analysis of the manufacturability and testability of a design, test implementation and pilot production runs leading to volume production. These services link our engineering and our customers' engineering to our volume manufacturing facilities. These links facilitate an efficient transition from engineering to manufacturing. We believe that these services provide significant value to our customers by accelerating their products' time-to-market schedule, reducing change activity and providing a robust product set.

Test equipment development. Enhanced product functionality has led to increasingly complex components and assembly techniques; consequently, there is a need to design and assemble increasingly complex in-circuit and functional test equipment for electronic products and assemblies. Our internal development of this test equipment allows us to rapidly specify, implement, maintain and enhance test solutions that efficiently test printed circuit assemblies, subassemblies, system assemblies and finished products. We also develop specialized equipment that allows us to environmentally stress-test products during functional testing to assure reliability. We believe that the internal design and production of test equipment is an important factor in our ability to provide technology-driven products of consistently high quality.

Material sourcing and procurement. We provide contract manufacturing services on either a "turnkey" basis, which means we source and procure the materials required for product assembly, or on a "consignment" basis, which means the customer supplies the materials necessary for product assembly. Turnkey services include materials procurement and warehousing in addition to manufacturing and involve greater resource investment and potential inventory risk than consignment services. Substantially all of our manufacturing services are currently on a turnkey basis.

Agile manufacturing services. We have the manufacturing services expertise required to assemble very complex electronic products that utilize multiple printed circuit boards and subassemblies. These manufacturing services, which we endeavor to provide on an agile and rapid basis, include developing and implementing materials and manufacturing strategies that meet our customers' requirements for demand flexibility, for assembling printed circuit boards utilizing a wide range of assembly technologies, and for building and configuring final product and system boxes and testing assemblies to meet customers' requirements. These complex products are typically configured to fulfill unique end-customer requirements and many are shipped directly to our customers' end users.

Higher-level assembly (HLA). We are increasingly providing more advanced assembly solutions for larger equipment to our customers. These products can be very large and contain a number of printed circuit board assemblies, complex subassemblies and other components. These services include assembly of kiosk products, finished medical products and complex electro-mechanical assemblies known as mechatronics. These products often combine many of the other integrated services we provide and may require more unique facility configurations than we typically employ.

Fulfillment and logistic services. We provide fulfillment and logistic services to many of our customers. Direct Order Fulfillment ("DOF") entails receiving orders from our customers that provide the final specifications required by the end-customer. We then Build to Order ("BTO") and Configure to Order ("CTO") and deliver the product directly to the end-customer. The DOF process relies on Enterprise Resource Planning ("ERP") systems integrated with those of our customers to manage the overall supply chain from parts procurement through manufacturing and logistics.

After-market support. We provide service support for manufactured products requiring repair and/or upgrades, which may or may not be under a customer's warranty. In support of certain customers, we provide these services for some products which we did not originally manufacture. We provide in and out bound logistics required to support fulfillment and service.

Regulatory requirements. In addition, we have developed certain processes and tools to meet industry-specific requirements. Among these are the tools and processes to assemble finished medical devices that meet U.S. Food and Drug Administration Quality Systems Regulation requirements and similar regulatory requirements in other countries.

Our manufacturing and engineering facilities are ISO certified to 9001:2000 standards. We have additional certifications and/or registrations held by certain of our facilities in various geographic locations:

- Medical Standard ISO 13485:2003 – United States, Asia, Mexico, Europe
- Environmental Standard ISO – 14001 – Asia, Europe
- 21 CFR Part 820 (FDA) (Medical) – United States, Asia, Mexico
- Telecommunications Standard TL 9000 – United States, Asia
- Aerospace Standard AS9100 – United States, Asia
- ITAR (International Traffic and Arms Regulation) self-declaration – United States
- ANSI/ESD (Electrostatic Discharge Control Program) S20.20 – United States

Customers and Market Sectors Served

We provide services to a wide variety of customers, ranging from large multinational companies to smaller emerging technology companies. During fiscal 2008, we provided services to over 145 customers. For many customers, we provide design and production capabilities, thereby allowing these customers to concentrate on research and development, concept development, distribution, marketing and sales. This helps accelerate their time to market, reduce their investment in engineering and manufacturing capacity and optimize total product cost.

Juniper Networks, Inc. ("Juniper") accounted for 20 percent of our net sales in fiscal 2008. Juniper and General Electric Company ("GE") accounted for 21 percent and 10 percent, respectively, of our net sales in fiscal 2007 and 19 percent and 12 percent, respectively, of our net sales in fiscal 2006. No other customer accounted for 10 percent or more of our net sales in fiscal 2008, 2007 or 2006. The loss of any of our major customers could have a significant negative impact on our financial results.

Many of our large customers contract with us through independent multiple divisions, subsidiaries, production facilities or locations. We believe that in most cases our sales to any one such division, subsidiary, facility or location are not dependent on sales to others.

The distribution of our net sales by market sectors is shown in the following table:

	Fiscal years ended		
Industry	September 27, 2008	September 29, 2007	September 30, 2006
Wireline/Networking	44%	44%	38%
Wireless Infrastructure	9%	8%	9%
Medical	21%	24%	26%
Industrial/Commercial	16%	15%	18%
Defense/Security/Aerospace	10%	9%	9%
	100%	100%	100%

Although our current business development focus is based on the end-market sectors noted above, we evaluate our financial performance and allocate our resources on a geographic basis (see Note 13 in Notes to Consolidated Financial Statements regarding our reportable segments).

Materials and Suppliers

We typically purchase raw materials, including printed circuit boards and electronic components, from manufacturers as well as from electronic distributors. In addition, we occasionally purchase components from customers. The key electronic components we purchase include specialized components such as application-specific integrated circuits, semiconductors, interconnect products, electronic subassemblies (including memory modules, power supply modules and cable and wire harnesses), inductors, resistors and capacitors. Along with these electronic components, we also purchase components used in higher-level assembly and manufacturing. These components include injection-molded plastics, pressure-formed plastics, vacuum-formed plastics, sheet metal fabrications, aluminum extrusions, die castings and various other hardware and fastener components. All of these components range from standard to highly customized and vary widely in terms of market availability and price.

Occasional component shortages and subsequent allocations by suppliers are an inherent part of the electronics industry. We actively manage our business to try to minimize our exposure to material and component shortages. We have a corporate sourcing and procurement organization whose primary purpose is to develop supply-chain sources and create strong supplier alliances to ensure, as much as possible, a steady flow of components at competitive prices. Because we design products and therefore can influence the selection of components used in some new products, component manufacturers often provide us with priority access to materials and components, even during times of shortages. We have undertaken a series of initiatives, including the utilization of in-plant stores, point-of-use programs, assured supply programs and other efforts, to improve our overall supply chain flexibility.

New Business Development

Our new business development is directed primarily through an internal effort organized around end-markets, or market sectors. Each market sector has a team of dedicated, empowered resources including sector vice presidents, customer management vice presidents, sales account executives, customer managers, customer development directors, market sector analysts, and service specialists. Our sales and marketing efforts focus on generating both new customers and expanding business with existing customers. Our ability to provide a full range of product realization services is a marketing advantage; our service specialists participate in marketing through direct customer contact and participation in industry events and seminars.

Competition

The market for the services we provide is highly competitive. We compete primarily on the basis of meeting the unique needs of our customers, and providing flexible solutions, timely order fulfillment and strong engineering, testing and production capabilities. We have many competitors in the electronics design and assembly industry. Larger and more geographically diverse competitors have substantially more resources than we do. Other, smaller competitors primarily compete only in specific sectors, typically within limited geographical areas. We also compete against companies that design or manufacture items in-house. In addition, we compete against foreign, low-labor cost manufacturers. This foreign, low-labor cost competition tends to focus on commodity and consumer-related products, which is not our focus.

Intellectual Property

We own various service marks, including "Plexus," and "Plexus, The Product Realization Company." Although we own certain patents, they are not currently material to our business. We do not have any material copyrights.

Information Technology

In 2008, we completed the implementation of an integrated ERP platform that serves all manufacturing sites. This ERP platform augments our other management information systems and includes software from J.D. Edwards (now part of the Oracle Corporation) and several other vendors. The ERP platform includes various software systems to enhance and standardize our ability to translate information from multiple production facilities into operational and financial information and create a consistent set of core business applications at our facilities worldwide. We believe the related software licenses are of a general commercial character on terms customary for these types of agreements.

Environmental Compliance

We are subject to a variety of environmental regulations relating to air emission standards and the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing process. We believe that we are in compliance with all federal, state and foreign environmental laws and do not anticipate any significant expenditures in maintaining our compliance; however, there can be no assurance that violations will not occur which could have a material adverse effect on our financial results.

Two European Union ("EU") directives particularly affect our business from an environmental perspective. The first of these is the Restriction of the use of Certain Hazardous Substances ("RoHS"). RoHS restricts within the

EU the distribution of products containing certain substances, with lead being the restricted substance most relevant to us. The second EU directive is the Waste Electrical and Electronic Equipment directive, which requires a manufacturer or importer, at its own cost, to take back and recycle all of the products it either manufactured in or imported into the EU. Since both of these EU directives affect the worldwide electronics supply-chain, we expect that there will be further collaborative efforts with our suppliers and customers to develop compliant processes and products, although to date the cost of such efforts to us and our liability for non-compliance has been nominal.

Employees

Our employees are one of our primary strengths, and we make a considerable effort to maintain a well-qualified and motivated work force. We have been able to offer enhanced career opportunities to many of our employees. Our human resources department identifies career objectives and monitors specific skill developments for employees with potential for advancement. We invest at all levels of the organization to ensure that employees are well trained. We have a policy of involvement and consultation with employees at every facility and strive for continuous improvement at all levels.

We employ approximately 7,900 full-time employees. Given the quick response times required by our customers, we seek to maintain flexibility to scale our operations as necessary to maximize efficiency. To do so, we use skilled temporary labor in addition to our full-time employees. In Europe, approximately 150 of our employees are covered by union agreements. These union agreements are typically renewed at the beginning of each year, although in a few cases these agreements may last two or more years. Our employees in the United States, Malaysia, China and Mexico are not covered by union agreements. We have no history of labor disputes at any of our facilities. We believe that our employee relationships are good.

ITEM 1A RISK FACTORS

Our net sales and operating results may vary significantly from period to period.

Our quarterly and annual results may vary significantly depending on various factors, many of which are beyond our control. These factors include:

- the volume and timing of customer orders relative to our capacity
- the typical short life-cycle of our customers' products
- customers' operating results and business conditions
- changes in our customers' sales mix
- failures of our customers to pay amounts due to us
- volatility of customer orders for certain programs and sectors
- possible non-compliance with the statutes and regulations covering the design, development, testing, manufacturing and labeling of medical devices
- the timing of our expenditures in anticipation of future orders
- our effectiveness in planning production and managing inventory, fixed assets and manufacturing processes
- changes in cost and availability of labor and components and
- changes in U.S. and global economic and political conditions and world events.

The majority of our net sales come from a relatively small number of customers and a limited number of market sectors; if we lose any of these customers or there are problems in those market sectors, our net sales and operating results could decline significantly.

Net sales to our ten largest customers have represented a majority of our net sales in recent periods. Our ten largest customers accounted for approximately 60 percent, 61 percent and 59 percent of our net sales for fiscal 2008, 2007 and 2006, respectively. For fiscal 2008 there was one customer that represented 10 percent or more of our net sales. For 2007 and 2006, there were two customers that represented 10 percent or more of our net sales. Our principal customers may vary from period to period, and our principal customers may not continue to purchase services from us at current levels, or at all. Significant reductions in net sales to any of these customers, or the loss of other major customers, could seriously harm our business.

In addition, we focus our net sales to customers in only a few market sectors. For example, net sales to customers in the wireline/networking sector recently have increased significantly in absolute dollars, making us more dependent upon the performance of that sector and the economic and business conditions that affect it. In addition, net sales in the defense/security/aerospace sector have become increasingly important in some periods; however, net sales in this sector are particularly susceptible to significant period-to-period variations. Any weakness in the market sectors in which our customers are concentrated could affect our business and results of operations.

The global credit market crisis and economic weakness may adversely affect our earnings, liquidity and financial condition.

Global financial and credit markets recently have been, and continue to be, extremely unstable and unpredictable. Worldwide economic conditions have been weak and may be further deteriorating. The instability of the markets and weakness of the economy could affect the demand for our customers' products, the amount, timing and stability of their orders to us, the financial strength of our customers and suppliers, their ability or willingness to do business with us, our willingness to do business with them, and/or our suppliers' and customers' ability to fulfill their obligations to us. These factors could adversely affect our operations, earnings and financial condition.

In addition, continued, and potentially increased, volatility, instability and weakness in the financial and credit markets could affect our ability to sell our investment securities and other financial assets, which in turn could adversely affect our liquidity and financial position. We encountered a situation in which we were unable to make such sales as described below in Item 7A, "Quantitative and Qualitative Disclosures About Market Risk – Auction Rate Securities." This instability also could affect the prices at which we could make any such sales, which also could adversely affect our earnings and financial condition. These conditions could also negatively affect our ability to secure funds or raise capital, if needed.

Our customers do not make long-term commitments and may cancel or change their production requirements.

EMS companies must respond quickly to the requirements of their customers. We generally do not obtain firm, long-term purchase commitments from our customers. Customers also cancel requirements, change production quantities or delay production for a number of reasons that are beyond our control. The success of our customers' products in the market and the strength of the markets themselves affect our business. Cancellations, reductions or delays by a significant customer, or by a group of customers, could seriously harm our operating results. Such cancellations, reductions or delays have occurred and may continue to occur.

In addition, we make significant decisions based on our estimates of customers' requirements, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, facility requirements, personnel needs and other resource requirements. The short-term nature of our customers' commitments and the possibility of rapid changes in demand for their products reduce our ability to accurately estimate the future requirements of those customers. Since many of our operating expenses are fixed, a reduction in customer demand can harm our operating results. Moreover, since our margins vary across customers and specific programs, a reduction in demand with higher margin customers or programs will have a more significant adverse effect on our operating results.

Rapid increases in customer requirements may stress personnel and other capacity resources. We may not have sufficient resources at any given time to meet all of our customers' demands or to meet the requirements of a specific program.

Defense contracting can be subject to extensive procurement processes and other factors that can affect the timing and duration of contracts and orders. For example, defense orders are subject to continued Congressional appropriations for these programs, as well as continued determinations by the Department of Defense regarding whether to continue them. Products for the military are also subject to continued testing of their operations in the field and changing military operational needs, which could affect the possibility and timing of future orders. While those arrangements may result in a significant amount of net sales in a short period of time as happened in the first half of fiscal 2008, they may or may not result in continuing long-term projects or relationships. Even in the case of continuing long-term projects or relationships, orders in the defense sector can be episodic and vary significantly from period to period.

Our manufacturing services involve inventory risk.

Most of our contract manufacturing services are provided on a turnkey basis, under which we purchase some, or all, of the required raw materials and component parts. Excess or obsolete inventory could adversely affect our operating results.

In our turnkey operations, we order materials and components based on customer forecasts and/or orders. Suppliers may require us to purchase materials and components in minimum order quantities that may exceed customer requirements. A customer's cancellation, delay or reduction of forecasts or orders can also result in excess inventory or additional expense to us. Engineering changes by a customer may result in obsolete raw materials or component parts. While we attempt to cancel, return or otherwise mitigate excess and obsolete materials and components and require customers to reimburse us for excess and obsolete inventory, we may not actually be reimbursed timely or be able to collect on these obligations.

In addition, we provide managed inventory programs for some of our key customers under which we hold and manage finished goods or work-in-process inventories. These managed inventory programs result in higher inventory levels, further reduce our inventory turns and increase our financial exposure with such customers. Even though our customers generally have contractual obligations to purchase such inventories from us, we remain subject to the risk of enforcing those obligations.

We may experience raw material and component parts shortages and price fluctuations.

We do not have any long-term supply agreements. At various times, we have experienced raw material and component parts shortages due to supplier capacity constraints or their failure to deliver. At times, raw material and component parts shortages have been prevalent due to industry-wide conditions, and such shortages can be expected to recur from time to time. World events, such as foreign government policies, terrorism, armed conflict, economic recession and epidemics, could also affect supply chains. We rely on a limited number of suppliers for many of the raw materials and component parts used in the assembly process and, in some cases, may be required to use suppliers that are the sole provider of a particular raw material or component part. Such suppliers may encounter quality problems or financial difficulties which could preclude them from delivering raw materials or component parts timely or at all. Supply shortages and delays in deliveries of raw materials or component parts have resulted in delayed production of assemblies, which have increased our inventory levels and adversely affected our operating results in certain periods. An inability to obtain sufficient inventory on a timely basis could also harm relationships with our customers.

Raw material and component part supply shortages and delays in deliveries have also resulted in increased pricing. While many of our customers permit quarterly or other periodic adjustments to pricing based on changes in raw material or component part prices and other factors, we typically bear the risk of price increases that occur between any such repricings or, if such repricing is not permitted, during the balance of the term of the particular customer contract. Conversely, raw material and component part price reductions have contributed positively to our operating results in the past. Our inability to continue to benefit from such reductions in the future could adversely affect our operating results.

Failure to manage periods of growth or contraction, if any, may seriously harm our business.

Our industry frequently sees periods of expansion and contraction to adjust to customers' needs and market demands. Plexus regularly contends with these issues and must carefully manage its business to meet customer and market requirements. If we fail to manage these growth and contraction decisions effectively, we can find ourselves with either excess or insufficient resources and our business, as well as our profitability, may suffer.

Expansion can inherently include additional costs and start-up inefficiencies. We are currently contemplating possible expansion of our operations to other countries. In fiscal 2007, we expanded our operations in Asia, including the addition of a third facility in Penang, Malaysia, as well as the doubling of capacity in our existing facility in Xiamen, China. We recently announced a planned expansion in Hangzhou, China. If we are unable to effectively manage our currently anticipated growth, or related anticipated net sales are not realized, our operating results could be adversely affected. In addition, we may expand our operations in new geographical areas where currently we do not operate. Other risks of current or future expansion include:

- the inability to successfully integrate additional facilities or incremental capacity and to realize anticipated synergies, economies of scale or other value
- additional fixed costs which may not be fully absorbed by new business

- difficulties in the timing of expansions, including delays in the implementation of construction and manufacturing plans
- diversion of management's attention from other business areas during the planning and implementation of expansions
- strain placed on our operational, financial and other systems and resources and
- inability to locate sufficient customers, employees or management talent to support the expansion.

Periods of contraction or reduced net sales create other challenges. We must determine whether facilities remain viable, whether staffing levels need to be reduced, and how to respond to changing levels of customer demand. While maintaining multiple facilities or higher levels of employment entail short-term costs, reductions in facilities and/or employment could impair our ability to respond to market improvements or to maintain customer relationships. Our decisions to reduce costs and capacity can affect our short-term and long-term results. When we make decisions to reduce capacity or to close facilities, we frequently incur restructuring charges.

In addition, to meet our customers' needs, or to achieve increased efficiencies, we sometimes require additional capacity in one location while reducing capacity in another. For example, we recently announced that we would close our Ayer, Massachusetts facility in fiscal 2009, even though we are expanding in other areas. Since customers' needs and market conditions can vary and change rapidly, we may find ourselves in a situation where we simultaneously experience the effects of contraction in one location and expansion in another location, such as those noted above.

Operating in foreign countries exposes us to increased risks, including foreign currency risks.

We have operations in China, Malaysia, Mexico and the United Kingdom, which in the aggregate represented approximately 39 percent of our revenues for fiscal 2008, compared to 37 percent of revenue in fiscal 2007. We have announced expansion plans in China and are considering expanding to additional countries. We also purchase a significant number of components manufactured in foreign countries. These international aspects of our operations subject us to the following risks that could materially impact our operating results:

- economic, political or civil instability
- transportation delays or interruptions
- foreign exchange rate fluctuations
- difficulties in staffing and managing foreign personnel in diverse cultures
- the effects of international political developments and
- foreign regulatory requirements.

We do not generally "hedge" foreign currencies. As our foreign operations expand, our failure to adequately hedge foreign currency transactions and/or the currency exposures associated with assets and liabilities denominated in non-functional currencies could adversely affect our consolidated financial condition, results of operations and cash flows.

In addition, changes in policies by the U.S. or foreign governments could negatively affect our operating results due to changes in duties, tariffs, taxes or limitations on currency or fund transfers. For example, our facility in Mexico operates under the Mexican Maquiladora program, which provides for reduced tariffs and eased import regulations; we could be adversely affected by changes in that program or our failure to comply with its requirements. Also, our Malaysian and Chinese subsidiaries currently receive favorable tax treatments from these governments which extend for approximately 11 years and 5 years, respectively, which may not be extended. Finally, China and Mexico have passed new tax laws that took effect on January 1, 2008. These new laws did not materially impact our tax rates in fiscal 2008, but may result in higher tax rates on our operations in those countries in future periods.

We and our customers are subject to extensive government regulations.

We are subject to extensive regulation relating to the products we design and manufacture and as to how we conduct our business. These regulations affect the sectors we serve and every aspect of our business, including our labor, employment, workplace safety, environmental and import/export practices, and many other facets of our operations. Our failure to comply with these regulations could seriously affect our operations and profitability.

Our medical sector business, which represented approximately 21 percent of our net sales for fiscal 2008, is subject to substantial government regulation, primarily from the federal Food and Drug Administration ("FDA") and similar regulatory bodies in other countries. We must comply with statutes and regulations covering the design, development, testing, manufacturing and labeling of medical devices and the reporting of certain information regarding their safety. Failure to comply with these regulations can result in, among other things, fines, injunctions, civil penalties, criminal prosecution, recall or seizure of devices, or total or partial suspension of production. The FDA also has the authority to require repair or replacement of equipment, or the refund of the cost of a device manufactured or distributed by our customers. Violations may lead to penalties or shutdowns of a program or a facility. Failure or noncompliance could have an adverse effect on our reputation as well as our results of operations.

We also design and manufacture products for customers in the defense and aerospace industries. Companies that design and manufacture products for these industries face significant regulation by the Department of Defense, Federal Aviation Authority, and other governmental agencies. Failure to comply with those requirements could result in fines, penalties, injunctions, criminal prosecution, and an inability to participate in contracts with the government or their contractors, any of which could materially affect our financial condition and results of operations.

The end-markets for most of our customers in the wireline/networking and wireless infrastructure sectors are subject to regulation by the Federal Communications Commission, as well as by various state and foreign government agencies. The policies of these agencies can directly affect both the near-term and long-term demand and profitability of the sector and therefore directly impact the demand for products that we manufacture.

At the corporate level, as a publicly-held company, we are subject to increasingly stringent laws, regulation and other requirements affecting among other things our accounting, corporate governance practices, and securities disclosures. Our failure to comply with these requirements could materially affect our financial condition and results of operations.

The growth and changing requirements of our business are imposing on us heightened import and export compliance requirements. We have been notified that we are a potential candidate for audit by U.S. Customs. The timing and scope of this audit is uncertain. In preparation for a potential audit, we have reassessed internal policies, procedures and controls respecting import law compliance. We have uncovered some deficiencies during this assessment but do not yet know whether such deficiencies affected duties owed by us and, if so, whether they will have a material adverse effect on Plexus or our results of operations.

Our operations are subject to federal, state, and local environmental regulations pertaining to air, water, and hazardous waste and the health and safety of our workplace. If we fail to comply with present and future regulations, we could be subject to liabilities or the suspension of business. These regulations could restrict our ability to expand our facilities or require us to acquire costly equipment or incur significant expense associated with the ongoing operation of our business or remediation efforts.

Our customers are also required to comply with various government regulations and legal requirements, including many of the industry-specific regulations which we discuss above. Our customers' failure to comply could affect their businesses, which in turn would affect our sales to them. The processes we engage in for these customers must comply with the relevant regulations. In addition, if our customers are required by regulation or other legal requirements to make changes in their product lines, these changes could significantly disrupt particular projects for these customers and create inefficiencies in our business.

If we are unable to maintain our engineering, technological and manufacturing process expertise, our results may be adversely affected.

The markets for our manufacturing and engineering services are characterized by rapidly changing technology and evolving process developments. Our manufacturing and design processes are also subject to these factors. The continued success of our business will depend upon our continued ability to:

- retain our qualified engineering and technical personnel
- maintain and enhance our technological capabilities
- successfully manage the implementation and execution of information systems
- develop and market manufacturing services which meet changing customer needs and
- successfully anticipate, or respond to, technological changes on a cost-effective and timely basis.

Although we believe that our operations utilize the assembly and testing technologies, equipment and processes that are currently required by our customers, we cannot be certain that we will develop the capabilities required by our customers in the future. The emergence of new technology, industry standards or customer requirements may render our equipment, inventory or processes obsolete or noncompetitive. In addition, we may have to acquire new design, assembly and testing technologies and equipment to remain competitive. The acquisition and implementation of new technologies and equipment may require significant expense or capital investment that could reduce our liquidity and negatively affect our operating results. Our failure to anticipate and adapt to our customers' changing technological needs and requirements could have an adverse effect on our business.

Start-up costs and inefficiencies related to new or transferred programs can adversely affect our operating results.

The management of labor and production capacity in connection with the establishment of new programs and new customer relationships, and the need to estimate required resources in advance of production can adversely affect our gross and operating margins. These factors are particularly evident in the early stages of the life-cycle of new products and new programs as well as in program transfers between facilities. We are managing a number of new programs at any given time. Consequently, we are exposed to these factors. In addition, if any of these new programs or new customer relationships were terminated, our operating results could worsen, particularly in the short term.

The effects of these start-up costs and inefficiencies can also occur when we transfer programs between locations. We conduct those transfers on a regular basis to address factors such as meeting customer needs, seeking long-term efficiencies or responding to market conditions. As a result of our decision to close our Ayer, Massachusetts facility, we will also be transitioning customer programs from that site to other Plexus facilities. Although we try to minimize the potential losses arising from transitioning customer programs between Plexus facilities, there are inherent risks that such transitions can result in operational inefficiencies and the disruption of programs and customer relationships.

There may be problems with the products we design or manufacture that could result in claims against us and reduced demand for our services.

The products that we design and/or manufacture may be subject to liability or claims in the event that defects are discovered or alleged. We design and manufacture products to our customers' specifications, many of which are highly complex. Despite our quality control and quality assurance efforts, problems may occur, or may be alleged, in the design and/or manufacturing of these products. Problems in the products we manufacture, whether real or alleged, whether caused by faulty customer specifications or in the design or manufacturing processes or by a component defect, and whether or not we are responsible, may result in delayed shipments to customers and/or reduced or cancelled customer orders. If these problems were to occur in large quantities or too frequently, our business reputation may also be tarnished. In addition, problems may result in liability claims against us, whether or not we are responsible. These potential claims may include damages for the recall of a product and/or injury to person or property. Even if customers or third parties, such as component suppliers, are responsible for defects, they may not, or may not be able to, assume responsibility for any such costs or required payments to us. We occasionally incur costs defending claims and any such disputes could affect our business relationships.

Intellectual property infringement claims against our customers or us could harm our business.

Our design and manufacturing services and the products offered by our customers involve the creation and use of intellectual property rights, which subject us and our customers to the risk of claims of intellectual property infringement from third parties. In addition, our customers may require that we indemnify them against the risk of intellectual property infringement. If any claims are brought against us or our customers for infringement, whether or not these have merit, we could be required to expend significant resources in defense of those claims. In the event of an infringement claim, we may be required to spend a significant amount of money to develop non-infringing alternatives or obtain licenses. We may not be successful in developing alternatives or obtaining licenses on reasonable terms or at all. Infringement by our customers could cause them to discontinue production of some of their products, potentially with little or no notice, which may reduce our net sales to them and disrupt our production.

Additionally, if third parties on whom we rely for products or services, such as component suppliers, are responsible for an infringement (including through the supply of counterfeit parts), we may or may not be able to hold them responsible and we may incur costs in defending claims or providing remedies. Such infringements may also cause our customers to abruptly discontinue selling the impacted products, which would adversely affect our net sales of those products, and could affect our customer relationships more broadly.

We are defendants in a securities class action lawsuit.

Two securities class action lawsuits were filed against us and several of our current or former officers and/or directors during June 2007. The two actions were consolidated, and a consolidated class action complaint was filed on February 1, 2008. Although the Company and the individual defendants filed a motion to dismiss the consolidated class action complaint, the plaintiff has asked the court to deny our motion and the court has not yet held a hearing or ruled on it. The consolidated complaint alleges securities law violations and seeks unspecified damages relating generally to the Company's statements regarding its defense sector business in early calendar 2006. We could be subject to additional or related lawsuits or other inquiries in connection with this matter. The defense of this lawsuit, and any future lawsuits, could result in the diversion of management's time and attention away from business operations and negative developments with respect to the lawsuits and the costs incurred defending ourselves could have an adverse impact on our business and our stock price. Adverse outcomes or settlements could also require us to pay damages or incur liability for other remedies that could have a material adverse effect on our consolidated results of operations, financial position and cash flows.

Our products are for the electronics industry, which produces technologically advanced products with relatively short life-cycles.

Factors affecting the electronics industry, in particular short product life-cycles, could seriously affect our customers and, as a result, Plexus. These factors include:

- the inability of our customers to adapt to rapidly changing technology and evolving industry standards that result in short product life-cycles
- the inability of our customers to develop and market their products, some of which are new and untested and
- the potential that our customers' products may become obsolete or the failure of our customers' products to gain widespread commercial acceptance.

Even if our customers successfully respond to these market challenges, their responses, including any consequential changes we must make in our business relationships with them and our production for them, can affect our production cycles, inventory management and results of operations.

Increased competition may result in reduced demand or reduced prices for our services.

The EMS industry is highly competitive and has become more so as a result of excess capacity in the industry. We compete against numerous U.S. and foreign EMS providers with global operations, as well as those which operate on only a local or regional basis. In addition, current and prospective customers continually evaluate the merits of manufacturing products internally and may choose to manufacture products themselves rather than outsource that process. Consolidations and other changes in the EMS industry result in a changing competitive landscape. The consolidation trend in the industry also results in larger and more geographically diverse competitors that may have significantly greater resources with which to compete against us.

Some of our competitors have substantially greater managerial, manufacturing, engineering, technical, financial, systems, sales and marketing resources than ourselves. These competitors may:

- respond more quickly to new or emerging technologies
- have greater name recognition, critical mass and geographic and market presence
- be better able to take advantage of acquisition opportunities
- adapt more quickly to changes in customer requirements
- devote greater resources to the development, promotion and sale of their services and
- be better positioned to compete on price for their services.

We may operate at a cost disadvantage compared to other EMS providers which have lower internal cost structures or have greater direct buying power with component suppliers, distributors and raw material suppliers. Our manufacturing processes are generally not subject to significant proprietary protection, and companies with greater resources or a greater market presence may enter our market or become increasingly competitive. Increased competition could result in price reductions, reduced sales and margins or loss of market share.

We depend on certain key personnel, and the loss of key personnel may harm our business.

Our success depends in large part on the continued services of our key technical and management personnel, and on our ability to attract and retain qualified employees, particularly highly skilled design, process and test engineers involved in the development of new products and processes and the manufacture of existing products. The competition for these individuals is significant, and the loss of key employees could harm our business.

From time to time, there are changes and developments, such as retirements, disability, death and other terminations of service that affect our executive officers and other key employees. Transitions of responsibilities among officers and key employees, particularly those that are unplanned, inherently can cause disruptions to our business and operations, which could have an effect on our results.

Energy price increases may reduce our profits.

We use some components made with petroleum-based materials. In addition, we use various energy sources transporting, producing and distributing products. Energy prices have recently been subject to increases and volatility caused by market fluctuations, supply and demand, currency fluctuation, production and transportation disruption, world events, and changes in governmental programs.

Energy price increases raise both our material and operating costs. We may not be able to increase our prices enough to offset these increased costs. Increasing our prices also may reduce our level of future customer orders and profitability.

We may fail to successfully complete future acquisitions and may not successfully integrate acquired businesses, which could adversely affect our operating results.

We have previously grown, in part, through acquisitions. If we were to pursue future growth through acquisitions, this would involve significant risks that could have a material adverse effect on us. These risks include:

Operating risks, such as:

- the inability to integrate successfully our acquired operations' businesses and personnel
- the inability to realize anticipated synergies, economies of scale or other value
- the difficulties in scaling up production and coordinating management of operations at new sites
- the strain placed on our personnel, systems and resources
- the possible modification or termination of an acquired business' customer programs, including the loss of customers and the cancellation of current or anticipated programs and
- the loss of key employees of acquired businesses.

Financial risks, such as:

- the use of cash resources, or incurrence of additional debt and related interest expense
- the dilutive effect of the issuance of additional equity securities
- the inability to achieve expected operating margins to offset the increased fixed costs associated with acquisitions, and/or inability to increase margins of acquired businesses to our desired levels
- the incurrence of large write-offs or write-downs
- the impairment of goodwill and other intangible assets and
- the unforeseen liabilities of the acquired businesses.

We may fail to secure or maintain necessary financing.

Under our Amended Credit Facility, we have borrowed $150 million in term loans and can borrow up to $200 million in revolving loans of which $100 million is currently available, depending upon compliance with its defined covenants and conditions. However, we cannot be certain that the credit facility will provide all of the financing capacity that we will need in the future or that we will be able to change the credit facility or revise covenants, if necessary or appropriate in the future, to accommodate changes or developments in our business and operations.

Our future success may depend on our ability to obtain additional financing and capital to support possible future growth and future initiatives. We may seek to raise capital by issuing additional common stock, other equity securities or debt securities, modifying our existing credit facilities or obtaining new credit facilities or a combination of these methods.

We may not be able to obtain capital when we want or need it, and capital may not be available on satisfactory terms. If we issue additional equity securities or convertible securities to raise capital, it may be dilutive to shareholders' ownership interests. Furthermore, any additional financing may have terms and conditions that adversely affect our business, such as restrictive financial or operating covenants, and our ability to meet any financing covenants will largely depend on our financial performance, which in turn will be subject to general economic conditions and financial, business and other factors.

If we are unable to maintain effective internal control over our financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a reduction in the value of our common stock.

As required by Section 404 of the Sarbanes-Oxley Act, the SEC adopted rules requiring public companies to include a report of management on the company's internal control over financial reporting in their annual reports on Form 10-K; that report must contain an assessment by management of the effectiveness of our internal control over financial reporting. In addition, the independent registered public accounting firm auditing a company's financial statements must attest to and report on the effectiveness of the company's internal control over financial reporting.

We are continuing our comprehensive efforts to comply with Section 404 of the Sarbanes-Oxley Act. If we are unable to maintain effective internal control over financial reporting, this could lead to a failure to meet our reporting obligations to the SEC, which in turn could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

The price of our common stock has been and may continue to be volatile.

Our stock price has fluctuated significantly in recent periods. The price of our common stock may fluctuate in response to a number of events and factors relating to us, our competitors and the market for our services, many of which are beyond our control.

In addition, the stock market in general, and share prices for technology companies in particular, have from time to time experienced extreme volatility, including weakness, that sometimes has been unrelated to the operating performance of these companies. These broad market and industry fluctuations, and concerns affecting the economy generally, may adversely affect the market price of our common stock, regardless of our operating results.

Among other things, volatility and weakness in our stock price could mean that investors may not be able to sell their shares at or above the prices that they paid. Volatility and weakness could also impair our ability in the future to offer common stock or convertible securities as a source of additional capital and/or as consideration in the acquisition of other businesses.

ITEM 1B UNRESOLVED SEC STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

Our facilities comprise an integrated network of engineering and manufacturing centers with corporate headquarters located in our engineering facility in Neenah, Wisconsin. We own or lease facilities with approximately 2.8 million square feet of capacity. This includes approximately 1.6 million square feet in the United States, approximately 0.2 million square feet in Mexico, approximately 0.9 million square feet in Asia and approximately 0.1 million square feet in Europe. Approximately 0.2 million square feet of this capacity is subleased. Our facilities are described in the following table:

Location	Type	Size (sq. ft.)	Owned/Leased
Penang, Malaysia (1)	Manufacturing/Engineering	671,000	Owned
Neenah, Wisconsin (1)	Manufacturing	277,000	Leased
Appleton, Wisconsin (1) (2)	Manufacturing	272,000	Owned
Nampa, Idaho	Manufacturing	216,000	Owned
Juarez, Mexico	Manufacturing	210,000	Leased
Buffalo Grove, Illinois (1) (3)	Manufacturing/Warehouse	189,000	Leased
Xiamen, China	Manufacturing	120,000	Leased
Hangzhou, China (4)	Manufacturing	106,000	Leased
Ayer, Massachusetts (5)	Manufacturing	65,000	Leased
Kelso, Scotland	Manufacturing	57,000	Leased
Fremont, California (6)	Manufacturing	46,000	Leased
Galashiels, Scotland (7)	Manufacturing/Warehouse	10,000	Leased
Neenah, Wisconsin	Engineering/Office	105,000	Owned
Louisville, Colorado	Engineering	24,000	Leased
Raleigh, North Carolina (1)	Engineering	19,000	Leased
Livingston, Scotland	Engineering	4,000	Leased
Neenah, Wisconsin (1)	Office/Warehouse	84,000	Owned
Neenah, Wisconsin	Office/Warehouse	48,000	Leased
Neenah, Wisconsin (1)	Office	39,000	Leased
Neenah, Wisconsin (8)	Warehouse	39,000	Leased
Jedburgh, Scotland (9)	Warehouse	4,000	Leased
San Diego, California (10)	Inactive/Other	198,000	Leased

(1) Includes more than one building.

(2) Purchased a 205,000 square foot building early in fiscal 2009.

(3) We entered into a new lease agreement in September 2008 for an additional 48,000 square feet of manufacturing and warehouse space.

(4) We entered into a new lease agreement in August 2008 for manufacturing.

(5) As previously announced, we anticipate closing this facility in the second quarter of fiscal 2009.

(6) Our lease expired on the previous 36,000 square foot facility and we entered into a new lease agreement for a new facility in August 2008.

(7) We entered into a new lease agreement in August 2008 for manufacturing and warehouse space.

(8) We entered into a new lease agreement in April 2008 for warehousing.

(9) This lease expired September 2008 and we are currently renting the space month-to-month as we vacate the property.

(10) This building is subleased and no longer used in our operations.

ITEM 3. LEGAL PROCEEDINGS

Two securities class action lawsuits were filed in the United States District Court for the Eastern District of Wisconsin on June 25 and June 29, 2007, against the Company and certain Company officers and/or directors. On November 7, 2007, the two actions were consolidated, and a consolidated class action complaint was filed on February 1, 2008. The consolidated complaint names the Company and the following individuals as defendants: Dean A. Foate, President, Chief Executive Officer and a Director of the Company; F. Gordon Bitter, the Company's former Senior Vice President and Chief Financial Officer; and Paul Ehlers, the Company's former Executive Vice President and Chief Operating Officer. The consolidated complaint alleges securities law violations and seeks unspecified damages relating generally to the Company's statements regarding its defense sector business in early calendar 2006. On April 15, 2008, the Company and the individual defendants filed a motion to dismiss the consolidated class action complaint. The plaintiff is opposing the dismissal. The briefing on the defendants' motion has been completed; however, the Court has not yet held a hearing or ruled on the motion.

The Company believes the allegations in the consolidated complaint are wholly without merit and it intends to vigorously defend against them. Since these matters are in the preliminary stages, the Company is unable to predict the scope or outcome or quantify their eventual impact, if any, on the Company. At this time, the Company is also unable to estimate associated expenses or possible losses. The Company maintains insurance that may reduce its financial exposure for defense costs and liability for an unfavorable outcome, should it not prevail.

The Company is party to certain other lawsuits in the ordinary course of business. Management does not believe that these proceedings or the securities class actions referenced above, individually or in the aggregate, will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of fiscal 2008.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth our executive officers, their ages and the positions currently held by each person:

Name	Age	Position
Dean A. Foate	50	President, Chief Executive Officer and Director
Ginger M. Jones	44	Vice President and Chief Financial Officer
Michael D. Buseman	47	Senior Vice President - Global Manufacturing Operations
Thomas J. Czajkowski	44	Vice President and Chief Information Officer
Steven J. Frisch	42	Senior Vice President - Global Engineering Services
Todd P. Kelsey	43	Senior Vice President - Global Customer Services
Yong Jin Lim	48	Regional President - Plexus Asia Pacific
Joseph E. Mauthe	46	Vice President - Global Human Resources
Angelo M. Ninivaggi	41	Vice President, General Counsel, Secretary and Corporate Compliance Officer
George W.F. Setton	62	Corporate Treasurer and Chief Treasury Officer
Michael T. Verstegen	50	Senior Vice President - Global Market Development

Dean A. Foate joined Plexus in 1984 and has served as President and Chief Executive Officer since 2002, and as a director since 2000.

Ginger M. Jones joined Plexus in 2007 as Vice President - Finance and since August 2007 has served as Vice President and Chief Financial Officer. Prior to joining Plexus, Ms. Jones served as the Vice President and Corporate Controller for Banta Corporation from 2002 to 2007.

Michael D. Buseman joined Plexus in 2006 and began serving as Senior Vice President – Global Manufacturing Operations in August 2007. Previously, he held various management roles in the Company including Vice President for Plexus Electronic Assembly – North American Operations and Vice President Manufacturing Technology and Quality. Prior to joining Plexus, Mr. Buseman served as Vice President and General Manager of Operations in Arden Hills, Minnesota for Celestica, Inc. from 2003 to 2006.

Thomas J. Czajkowski joined Plexus in 2001 and has served as Vice President and Chief Information Officer since 2002.

Steven J. Frisch joined Plexus in 1990 and began serving as Senior Vice President – Global Engineering Services in August 2007. Previously, Mr. Frisch served as Vice President of Plexus Technology Group's Raleigh and Livingston Design Centers from 2002 to 2007.

Todd P. Kelsey joined Plexus in 1994 and began serving as Senior Vice President – Global Customer Services in August 2007. Previously, Mr. Kelsey served as Vice President and then Senior Vice President of Plexus Technology Group from 2001 to 2007.

Yong Jin Lim joined Plexus in 2002 and began serving as Regional President – Plexus Asia Pacific in August 2007. From 2003 to 2007 he served as Vice President of Operations – Asia.

Joseph E. Mauthe joined Plexus in 2007 and began serving as Vice President – Global Human Resources in February 2008. Prior to joining Plexus, Mr. Mauthe served as Senior Director, Human Resources and various other positions for Kimberly-Clark Corporation from 1985 to 2007.

Angelo M. Ninivaggi joined Plexus in 2002 as Director of Legal Services. Since 2006, Mr. Ninivaggi has served as Vice President, General Counsel and Secretary. Since November 2007, Mr. Ninivaggi has also served as Corporate Compliance Officer.

George W.F. Setton joined Plexus in 2001 as Corporate Treasurer and Chief Treasury Officer.

Michael T. Verstegen joined Plexus in 1983 serving in various engineering positions and has served as Senior Vice President, Global Market Development since 2006. Prior thereto, he served as Vice President from 2002 to 2006.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Price per Share

For the fiscal years ended September 27, 2008 and September 29, 2007, the Company's common stock has traded on the Nasdaq Stock Market, in the Nasdaq Global Select Market tier. The price information below represents high and low sale prices of our common stock for each quarterly period.

Fiscal Year Ended September 27, 2008	High	Low	Fiscal Year Ended September 29, 2007	High	Low
First Quarter	$32.47	$24.38	First Quarter	$26.85	$18.96
Second Quarter	$29.51	$17.78	Second Quarter	$24.47	$15.78
Third Quarter	$30.49	$22.13	Third Quarter	$23.75	$17.01
Fourth Quarter	$32.17	$20.64	Fourth Quarter	$28.58	$20.14

Performance graph

The following graph compares the cumulative total return on Plexus common stock with the Nasdaq Stock Market Index for U.S. Companies and the Nasdaq Stock Market Index for Electronics Components Companies, both of which include Plexus. The values on the graph show the relative performance of an investment of $100 made on September 30, 2003 in Plexus common stock and in each of the indices.

Comparison of Cumulative Total Return



DOLLARS
200
180
160
140
120
100
80
60
40
20
0
2003
2004
2005
2006
2007
2008
Plexus
Nasdaq-US
Nasdaq-Electronics

	2003	2004	2005	2006	2007	2008
Plexus	100	71	110	124	176	140
Nasdaq-US	100	106	121	128	151	125
Nasdaq-Electronics	100	84	94	96	125	90

Shareholders of Record; Dividends

As of November 10, 2008, there were approximately 720 shareholders of record. We have not paid any cash dividends. We anticipate that the majority of earnings in the foreseeable future will be retained to finance the development of our business. See also Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources", for a discussion of the Company's intentions regarding dividends, and loan covenants which could restrict dividend payments.

Issuer Purchases of Equity Securities

The following table provides the specified information about the repurchases of shares by the Company during the three months ended September 27, 2008.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum approximate dollar value of shares that may yet be purchased under the plans or programs*
June 29 to July 26, 2008	679,154	$ 28.10	679,154	$ -
July 27 to August 23, 2008	-	-	-	$ -
August 24 to September 27, 2008	-	-	-	$ -
Total	679,154	$ 28.10	679,154	

* On February 25, 2008, Plexus adopted a common stock buyback program that permitted it to acquire shares of its common stock for an amount up to $200 million. The authorized stock repurchase program consisted of a $100 million accelerated repurchase program and an additional $100 million of open market purchases. See Note 7 in Notes to Consolidated Financial Statements for further information about our stock repurchase program.

The share purchases made during the fourth quarter of 2008 completed the repurchase program; all repurchases during the quarter were made in the open market. During fiscal 2008, the Company completed the $200 million share repurchase program with a total purchase of 7.4 million shares at a volume-weighted average per share price of $26.87.

ITEM 6. SELECTED FINANCIAL DATA

Financial Highlights (dollars in thousands, except per share amounts)

	Fiscal Years Ended				
Operating Statement Data	**September 27, 2008**	**September 29, 2007**	**September 30, 2006**	**October 1, 2005**	**September 30, 2004**
Net sales	$ 1,841,622	$ 1,546,264	$ 1,460,557	$ 1,228,882	$ 1,040,858
Gross profit	205,761	163,539	158,700	105,736	86,778
Gross margin percentage	11.2%	10.6%	10.9%	8.6%	8.3%
Operating income (loss)	102,827(1)	79,438(2)	80,262	(9,745)(4)	9,216(5)
Operating margin percentage	5.6%	5.1%	5.5%	(0.8%)	0.9%
Net income (loss)	84,144(1)	65,718(2)	100,025(3)	(12,417)(4)	(31,580)(5)
Earnings (loss) per share (diluted)	$ 1.92(1)	$ 1.41(2)	$ 2.15(3)	$ (0.29)(4)	$ (0.74)(5)
Cash Flow Statement Data					
Cash flows provided by (used in) operations	$ 64,181	$ 38,513	$ 83,084	$ 81,967	$ (21,352)
Capital equipment additions	54,329	47,837	34,865	21,707	18,086
Balance Sheet Data					
Working capital	$ 439,077	$ 427,116	$ 359,068	$ 239,392	$ 215,360
Total assets	992,230	916,516	801,462	602,040	545,708
Long-term debt and capital lease obligations	154,532	25,082	25,653	22,310	23,160
Shareholders' equity	473,945	573,265	481,567	340,015	351,413
Return on average assets	8.8%	7.7%	14.3%	(2.2%)	(5.7%)
Return on average equity	16.1%	12.5%	24.3%	(3.6%)	(8.7%)
Inventory turnover ratio	5.3x	5.5x	6.4x	6.4x	6.2x

1) In fiscal 2008, we recorded pre-tax restructuring costs totaling $2.1 million which related primarily to the closure of our Ayer, Massachusetts ("Ayer") facility and the reduction of our workforce in Juarez, Mexico ("Juarez").

2) In fiscal 2007, we recorded pre-tax restructuring and impairment costs totaling $1.8 million which related primarily to the closure of our Maldon, England ("Maldon") facility and the reduction of our workforces in Juarez and Kelso, Scotland ("Kelso").

3) In fiscal 2006, we recorded a favorable adjustment of $17.7 million in the Consolidated Statements of Operations related to the reduction of a previously recorded valuation allowance on our deferred income tax assets in the United States. In addition, we recorded $0.5 million loss, net of tax, related to a cumulative effect of a change in accounting principle related to the adoption of Financial Accounting Standards Board Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations."

4) In fiscal 2005, we recorded pre-tax restructuring and impairment costs totaling $39.2 million. The restructuring and impairment costs were associated with the impairments of goodwill related to our operations in the United Kingdom and Mexico, the closure of our Bothell, Washington ("Bothell") facility (announced in fiscal 2004), the write-off of the remaining elements of a shop floor data-collection system, and other restructuring costs. We also recorded certain adjustments to previously recognized restructuring and impairment costs.

5) In fiscal 2004, we recorded restructuring and impairment costs of approximately $9.3 million, which were primarily associated with the remaining lease obligations for two previously abandoned facilities near Seattle, Washington (the "Seattle facilities"), severance costs associated with the closure of our Bothell facility, the impairment of certain abandoned software, and the remaining lease obligation and severance costs related to the consolidation of a satellite PCB-design office in Hillsboro, Oregon into another Plexus design office. In addition, we recorded a $36.8 million valuation allowance for deferred income tax assets.

We have not paid cash dividends in the past and do not anticipate paying them in the foreseeable future.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Plexus Corp. and its subsidiaries (together "Plexus," the "Company," or "we") participate in the Electronic Manufacturing Services ("EMS") industry. We provide product realization services to original equipment manufacturers ("OEMs") and other technology companies in the wireline/networking, wireless infrastructure, medical, industrial/commercial and defense/security/aerospace market sectors. We provide advanced electronics design, manufacturing and testing services to our customers with a focus on the mid-to-lower-volume, higher-mix segment of the EMS market. Our customers' products typically require exceptional production and supply-chain flexibility, necessitating an optimized demand-pull-based manufacturing and supply chain solution across an integrated global platform. Many of our customers' products require complex configuration management and direct order fulfillment to their customers across the globe. In such cases we provide global logistics management and after-market service and repair. Our customers' products may have stringent requirements for quality, reliability and regulatory compliance. We offer our customers the ability to outsource all phases of product realization, including product specifications; development, design and design validation; regulatory compliance support; prototyping and new product introduction; manufacturing test equipment development; materials sourcing, procurement and supply-chain management; product assembly/manufacturing, configuration and test; order fulfillment, logistics and service/repair.

Plexus is passionate about its goal to be the best EMS company in the world at providing services for customers that have mid-to-lower-volume requirements and a higher mix of products. We have tailored our engineering services, manufacturing operations, supply-chain management, workforce, business intelligence systems, financial goals and metrics specifically to support these types of programs. Our flexible manufacturing facilities and processes are designed to accommodate customers with multiple product-lines and configurations as well as unique quality and regulatory requirements. Each of these customers is supported by a multi-disciplinary customer team and one or more uniquely configured "focus factories" supported by a supply-chain and logistics solution specifically designed to meet the flexibility and responsiveness required to support that customer's fulfillment requirements.

Our go-to-market strategy is also tailored to our target market sectors and business strategy. We have business development and customer management teams that are dedicated to each of the five sectors we serve. These teams are accountable for understanding the sector participants, technology, unique quality and regulatory requirements and longer-term trends. Further, these teams help set our strategy for growth in their sectors with a particular focus on expanding the services and value-add that we provide to our current customers while strategically targeting select new customers to add to our portfolio.

Our financial model is aligned with our business strategy, with our primary focus to earn a return on invested capital ("ROIC") in excess of our weighted average cost of capital ("WACC"). The smaller volumes, flexibility requirements and fulfillment needs of our customers typically result in greater investments in inventory than many of our competitors, particularly those that provide EMS services for high-volume, less complex products with less stringent requirements (such as consumer electronics). In addition, our cost structure relative to these peers includes higher investments in selling and administrative costs as a percentage of sales to support our sector-based go-to-market strategy, smaller program sizes, flexibility, and complex quality and regulatory compliance requirements. By exercising discipline to generate a ROIC in excess of our WACC, our goal is to ensure that Plexus creates a value proposition for our shareholders as well as our customers.

Our customers include both industry-leading original equipment manufacturers and technology companies that have never manufactured product internally. As a result of our focus on serving market sectors that rely on advanced electronics technology, our business is influenced by technological trends such as the level and rate of development of telecommunications infrastructure and the expansion of networks and use of the Internet. In addition, the federal Food and Drug Administration's approval of new medical devices, defense procurement practices and other government approval and regulatory processes can affect our business. Our business has also benefited from the trend to increased outsourcing by OEMs.

We provide most of our contract manufacturing services on a turnkey basis, which means that we procure some or all of the materials required for product assembly. We provide some services on a consignment basis, which means that the customer supplies the necessary materials, and we provide the labor and other services required for product assembly. Turnkey services require material procurement and warehousing, in addition to manufacturing, and involve greater resource investments than consignment services. Other than certain test equipment and software used for internal manufacturing, we do not design or manufacture our own proprietary products.

The following information should be read in conjunction with our consolidated financial statements included herein and "Risk Factors" included in Item 1A herein.

EXECUTIVE SUMMARY

Fiscal 2008. Net sales for fiscal 2008 increased by $295.3 million, or 19 percent, over fiscal year 2007 to $1,841.6 million. Our sector-focused business development strategy delivered growth in all five of our end-market sectors. Net sales in the defense/security/aerospace sector exhibited the highest percentage growth due to new program wins and strong end-market demand from the top three customers in this sector and strong demand from our largest defense customer in the first half of fiscal 2008. However, net sales to this customer decreased significantly in the second half of fiscal 2008, from $82.6 million in the first half of the year to $3.1 million in the second half. Net sales in our wireline/networking sector also increased due to increased demand from several customers, including Juniper Networks, Inc. ("Juniper"), our largest customer.

Gross margin was 11.2 percent for fiscal 2008, which compared favorably to 10.6 percent for fiscal 2007. Gross margin in fiscal 2008 benefited from the operating leverage gained on increased revenues while moderating the increase in fixed manufacturing costs, favorable changes in the customer and sector mix and further operational efficiencies.

Selling and administrative expenses were $100.8 million for fiscal 2008, an increase of $18.6 million, or 22.6 percent, from the $82.3 million for fiscal 2007. The current-year period had increased variable incentive compensation of $5.5 million over the prior-year period, as well as increased stock-based compensation expense of $1.9 million. In addition, salaries and benefits increased, reflecting wage increases and additional headcount.

Net income for fiscal 2008 was $84.1 million and diluted earnings per share were $1.92, which compared favorably to net income of $65.7 million, or $1.41 per diluted share, for fiscal 2007. Fiscal 2008 was favorably impacted by an 18 percent effective tax rate, a decrease from the 22 percent effective tax rate in fiscal 2007.

Fiscal 2007. Net sales for fiscal 2007 increased by $85.7 million, or 6 percent, over fiscal 2006 to $1,546.3 million. Net sales in our wireline/networking sector in fiscal 2007 were positively impacted by increased demand from several customers, including Juniper. Our wireless infrastructure sector experienced flat revenues, while our remaining sectors were impacted unfavorably by reduced demand from several customers. Net sales in the defense/security/aerospace sector experienced episodic demand from our largest defense sector customer during fiscal 2007.

Gross margin was 10.6 percent for fiscal 2007, which compared unfavorably to 10.9 percent for fiscal 2006. Gross margin in fiscal 2007 was negatively impacted by increased fixed manufacturing costs to support growth in Asia, lower pricing, changes in customer mix and the write-down of inventory.

Selling and administrative expenses were $82.3 million for fiscal 2007, an increase of $3.8 million or 4.9 percent over fiscal 2006. The increase was attributable to additional headcount and associated salaries and expenses to augment business development as well as increased stock-based compensation expense, partially offset by less variable incentive compensation.

Net income for fiscal 2007 was $65.7 million, and diluted earnings per share were $1.41, which compared unfavorably to net income of $100.0 million, or $2.15 per diluted share for fiscal 2006. Fiscal 2006 included a favorable adjustment of $17.7 million to the tax provision for a reduction in the valuation allowance on deferred income tax assets in the United States, whereas fiscal 2007 was unfavorably impacted by a 22 percent effective tax rate.

Other. The effective income tax rates for fiscal 2008, 2007 and 2006 were 18 percent, 22 percent and (20.6) percent, respectively. The decrease in our effective tax rate from fiscal 2007 to fiscal 2008 is primarily due to a higher proportion of income in Malaysia and China, where we currently have reduced tax rates due to tax holidays which extend through 2019 and 2013, respectively. Our effective tax rate increased in fiscal 2007 from fiscal 2006 because we recorded a tax provision associated with U.S. pre-tax income in fiscal 2007 whereas no such tax provision was required for the prior fiscal year. During fiscal 2006, we recorded minimal income tax expense as a result of the establishment in fiscal 2004 of a full valuation allowance on U.S. deferred income tax assets and increased income in Malaysia and China, which benefit from tax holidays, and reduced pre-tax income in the United Kingdom. In the fourth quarter of fiscal 2006, we reversed $17.7 million of the previously recorded valuation allowance as a credit to income tax.

We currently expect the annual effective tax rate for fiscal 2009 to be approximately 15 percent due to the mix of pre-tax income expected to occur in each tax jurisdiction. Due to significant tax rate differences in the jurisdictions in which we operate, our effective tax rate can change significantly as the relative amount of income earned in these jurisdictions changes. China and Mexico passed new tax laws that were effective on January 1, 2008. Those new laws may result in higher tax rates on our operations in those countries in fiscal 2009 and beyond.

ROIC. One of our metrics for measuring financial performance is after-tax ROIC, which in fiscal 2008 exceeded our estimated 15 percent WACC. We define after-tax ROIC as tax-effected operating income, excluding unusual charges, divided by average capital employed over a rolling five quarter period. Capital employed is defined as equity plus debt, less cash and cash equivalents and short-term investments. ROIC was 20.1 percent, 17.6 percent and 28.8 percent for fiscal 2008, 2007 and 2006, respectively. See the table below for our calculation of ROIC (dollars in millions):

	Fiscal years ended		
	September 27, 2008	September 29, 2007	September 30, 2006
Operating income (tax effected), excluding unusual charges	$ 86.1	$ 63.4	$ 79.8
Average capital employed	428.7	360.3	277.0
After-tax ROIC	20.1%	17.6%	28.8%

For a reconciliation of ROIC to our financial statements that were prepared using generally accepted accounting priciples ("GAAP"), see Exhibit 99.1 to this annual report on Form 10-K, which exhibit is incorporated herein by reference.

Fiscal 2009 outlook. Our financial goals for fiscal 2009 are to build on the prior year's achievements and to focus on attaining organic net sales growth and further improvements in operating income while maintaining our ROIC above our estimated WACC. Over the past several years, we have consistently set our target annual revenue growth range at 15 percent to 18 percent. However, given the current macroeconomic environment and our uncertainty in longer range customer forecasts, we are refraining from providing full year fiscal 2009 revenue targets until forecasts begin to stabilize and visibility improves.

We currently expect net sales in the first quarter of fiscal 2009 to be in the range of $455 million to $480 million; however, our results will ultimately depend upon the actual level of customer orders, which could vary. Assuming that net sales are in the range noted above, we would currently expect to earn, before any restructuring and impairment costs, between $0.38 to $0.43 per diluted share in the first quarter of fiscal 2009.

See "Risk Factors," in Item 1A hereof, which sets forth some of the other factors which could effect our net sales, operations and earnings going forward.

REPORTABLE SEGMENTS

A further discussion of our fiscal 2008 and 2007 financial performance by reportable segment is presented below (dollars in millions):

	Fiscal years ended		
	September 27, 2008	September 29, 2007	September 30, 2006
Net sales:			
United States	$ 1,267.9	$ 1,080.7	$ 1,052.5
Asia	574.1	427.2	315.5
Mexico	78.3	76.3	87.3
Europe	68.8	68.3	94.3
Elimination of inter-segment sales	(147.5)	(106.2)	(89.0)
	$ 1,841.6	$ 1,546.3	$ 1,460.6
Operating income (loss):			
United States	$ 116.1	$ 97.0	$ 103.1
Asia	59.5	40.7	27.8
Mexico	(2.7)	(11.6)	(4.2)
Europe	7.3	3.7	3.6
Corporate and other costs	(77.4)	(50.4)	(50.0)
	$ 102.8	$ 79.4	$ 80.3

- United States:

Net sales for fiscal 2008 increased $187.2 million, or 17.3 percent, over fiscal 2007 to $1,267.9 million. This growth reflected higher demand from an unnamed defense/security/aerospace customer, a wireless infrastructure customer and several wireline /networking customers, including Juniper. Operating income for fiscal 2008 improved $19.1 million from fiscal 2007 primarily as a result of increased sales and favorable changes in customer mix, offset by bad debt expense of approximately $1.3 million related to a customer that filed Chapter 11 bankruptcy during the year. In addition, operating income in the prior-year period was negatively impacted by a $5.9 million write-down of inventories.

Net sales for fiscal 2007 increased $28.2 million, or 2.7 percent, over fiscal 2006 to $1,080.7 million. This growth reflected increased sales to several customers within the wireline/networking sector, including Juniper. Operating income for fiscal 2007 declined $6.1 million from fiscal 2006, due to an unfavorable customer mix, lower pricing, a $1.3 million warranty-related charge and a $5.9 million write-down of inventories in the second quarter of fiscal 2007 due to financial concerns about a customer. In the third and fourth quarters of fiscal 2007, we partially offset the inventory write-down discussed above due to recognition of $4.7 million of revenue associated with the cash collection and subsequent shipments of this customer's inventory, which resulted in a pre-tax net impact recovery of $4.0 million.

- Asia:

Net sales for fiscal 2008 increased $146.9 million, or 34.4 percent, over fiscal 2007 to $574.1 million. This growth reflected increased net sales to several customers, with the most significant customer growth coming from a customer in the medical sector, two customers in the wireline/networking sector and a customer in the industrial/commercial sector. Operating income improved $18.8 million to $59.5 million for fiscal 2008 as compared to fiscal 2007. Operating income improved primarily as a result of higher net sales and operating efficiencies resulting from higher production levels. Increased operating income was partially offset by higher fixed manufacturing costs associated with the expansion of facilities and related production equipment, as well as additional selling and administrative costs incurred to support growth.

Net sales for fiscal 2007 increased $111.8 million, or 35.4 percent, over fiscal 2006 to $427.2 million. This growth reflected increased demand from wireline/networking, wireless infrastructure and medical customers as well as the transfer of a medical program from the United States. Operating income improved $12.9 million to $40.7 million for fiscal 2007 as compared to fiscal 2006. Earnings benefited from the incremental net sales and the operating efficiencies from the higher production levels. The increase in operating income was moderated by the increased fixed manufacturing costs associated with the expansion of facilities as well as additional selling and administrative costs incurred to support the revenue growth.

- Mexico:

  Net sales for fiscal 2008 increased $2.0 million, or 2.6 percent, over fiscal 2007 to $78.3 million. The net sales increase was primarily driven by increased demand from an industrial/commercial customer as well as a new wireline/networking customer, offset by decreased demand from two medical customers. Operating loss improved $8.9 million from the prior-year period to a loss of $2.7 million. The significant improvement from fiscal 2007 resulted from a concentrated effort to improve operating results and profitability. This included the replacement of certain key members of the leadership team, headcount reductions to better align the cost structure to revenue and assistance from other Plexus resources as needed. In addition, fiscal 2008 results benefited from approximately $2.6 million of revenue from shipping previously written-down inventories and the ramping up of production for several new customers of the site.

  Net sales in fiscal 2007 declined by $11.1 million, or 12.7 percent, from fiscal 2006, to $76.3 million. The decline in net sales was related to a wireless infrastructure customer going end-of-life as well as reduced demand from an industrial customer that disengaged. Operating losses widened to $(7.4) million as a result of the reduction in net sales and the write-down of $2.6 million of inventory for customers going end-of-life.

- Europe:

  Net sales for fiscal 2008 increased $0.5 million, or 0.7 percent, over fiscal 2007 to $78.3 million. The change in net sales can be attributed to increased demand from two customers offsetting the loss of three customer programs that went end-of-life. Operating income improved $3.6 million to $7.3 million for fiscal 2008 as compared to fiscal 2007, primarily as a result of favorable changes in customer mix and the recognition of $1.2 million of revenue related to the shipment of previously written-down inventories.

  Net sales in fiscal 2007 declined by $26.1 million, or 27.6 percent, from fiscal 2006, to $68.3 million. The revenue decline was attributable to three programs going end of life. Operating income increased $0.2 million or 5.0 percent, to $3.7 million for fiscal 2007 due to the reduced fixed manufacturing and administrative costs associated with the closure of the Maldon facility in the second quarter of fiscal 2007 as well as the recognition of $0.6 million of revenue related to the cash collection and subsequent shipment of previously written down inventory for a financially distressed customer in fiscal 2006.

For our significant customers, we generally manufacture products in more than one location. Net sales to Juniper, our largest customer, occur in the United States and Asia. Net sales to GE, another significant customer, occur in the United States, Asia, Mexico and Europe. See Note 13 in Notes to Consolidated Financial Statements for certain financial information regarding our reportable segments, including a detail of net sales by reportable segment.

FACILITY CLOSURES/EXPANSIONS

In early fiscal 2009, we purchased a second manufacturing facility in Appleton, Wisconsin. The new facility provides an additional 205,000 square feet of manufacturing space. We expect to begin manufacturing in this facility in the first half of fiscal 2009. See Note 15 in Notes to Consolidated Financial Statements for a discussion of this subsequent event.

In fiscal 2008, we announced our intention to close our Ayer manufacturing facility and transition the customer programs to other facilities in our organization. The decision was the result of our proactive strategic planning process. After this analysis we determined that the Ayer facility was not strategically aligned with our future growth prospects and we could provide greater value to its customers by providing services at other Plexus locations. The closure of the facility is expected by March 2009.

In fiscal 2008, we announced the addition of a new facility in Hangzhou, China. The leased facility is expected to require an investment of approximately $1.5 million for the leasehold and building improvements. The new facility will provide approximately 106,000 square feet of manufacturing space. We expect to begin manufacturing in the new facility during the first quarter of fiscal 2009.

In fiscal 2006, we announced our intention to close the Maldon manufacturing facility and transition the customer programs to our Kelso manufacturing facility. The decision was the result of reduced customer demand in the United Kingdom. The Maldon facility was closed in the second quarter of fiscal 2007.

In fiscal 2006, we announced the purchase of a third manufacturing and engineering facility in Penang, Malaysia ("Penang"). The new facility provides an additional 364,000 square feet of manufacturing space. The initial investment for the facility of approximately $11.0 million was completed in the first quarter of fiscal 2007; we began manufacturing in the second quarter of fiscal 2007.

In fiscal 2006, we also announced the expansion of our manufacturing facility in Xiamen, China by approximately 60,000 square feet. This increased our manufacturing capacity at this facility to 120,000 square feet. We began manufacturing in the additional space during the second quarter of fiscal 2008.

RESULTS OF OPERATIONS

Net sales. Net sales for the indicated periods were as follows (dollars in millions):

	Fiscal years ended		Variance		Fiscal years ended		Variance	
	September 27, 2008	September 29, 2007	Increase/ (Decrease)		September 29, 2007	September 30, 2006	Increase/ (Decrease)	
Net sales	$1,841.6	$1,546.3	$295.3	19.1%	$1,546.3	$1,460.6	$85.7	5.9%

Net sales for fiscal 2008 increased 19 percent from fiscal 2007. The net sales growth was due to increased demand from customers in each of our five end-market sectors. Significant increases were noted in our wireline/networking, defense/security/aerospace and industrial/commercial sectors. Increases in the wireline/networking sector included increases with our largest customer, Juniper.

Net sales for fiscal 2007 increased 6 percent from fiscal 2006. The net sales growth reflected increased demand from several customers within the wireline/networking sector, including Juniper, our largest customer. Reduced demand from customers within the medical, the industrial/commercial and the defense/security/aerospace sectors moderated the overall increase in fiscal 2007 net sales.

Our net sales percentages by market sector for the indicated periods were as follows:

	Fiscal years ended		
	September 27, 2008	September 29, 2007	September 30, 2006
Wireline/Networking	44%	44%	38%
Wireless Infrastructure	9%	8%	9%
Medical	21%	24%	26%
Industrial/Commercial	16%	15%	18%
Defense/Security/Aerospace	10%	9%	9%
	100%	100%	100%

The percentages of net sales to customers representing 10 percent or more of net sales and net sales to our ten largest customers for the indicated periods were as follows:

	Fiscal years ended		
	September 27, 2008	September 29, 2007	September 30, 2006
Juniper	20%	21%	19%
GE	*	10%	12%
Top 10 customers	60%	61%	59%

* Represents less than 10 percent of net sales

Net sales to our customers may vary from time to time depending on the size and timing of customer program commencements, terminations, delays, modifications and transitions. We remain dependent on continued net sales to our significant customers, and our customer concentration has remained at or above 60 percent during the year. We generally do not obtain firm, long-term purchase commitments from our customers. Customers' forecasts can and do change as a result of changes in their end-market demand and other factors. Any material change in forecasts or orders from these major accounts, or other customers, could materially affect our results of operations. In addition, as our percentage of net sales to customers in a specific sector becomes larger relative to other sectors, we become increasingly dependent upon economic and business conditions affecting that sector.

Gross profit. Gross profit and gross margin for the indicated periods were as follows (dollars in millions):

	Fiscal years ended		Variance		Fiscal years ended		Variance	
	September 27, 2008	September 29, 2007	Increase/ (Decrease)		September 29, 2007	September 30, 2006	Increase/ (Decrease)	
Gross Profit	$205.8	$163.5	$42.3	25.9%	$163.5	$158.7	$4.8	3.0%
Gross Margin	11.2%	10.6%			10.6%	10.9%		

For fiscal 2008, gross profit and gross margin were impacted by the following factors:

- increased net sales in all four (U.S., Asian, Mexican and European) reportable segments
- favorable changes in customer mix, including an increase in sales during the first half of fiscal 2008 to the large unnamed defense customer, which helped to improve operating efficiencies
- a moderate increase in fixed manufacturing costs in the U.S. and Asian reportable segments primarily due to higher salaries and benefits, as a result of additional employees to support net sales growth, and increased variable incentive compensation
- an increase in depreciation expense and other fixed manufacturing expenses as a result of our expanded facilities in Penang being operational for an entire fiscal year and
- recognition of $3.8 million of net sales in the European and Mexican reportable segments associated with shipments of previously written-down inventories.

For fiscal 2007, gross profit and gross margin were impacted by the following factors:

- the inventory write-downs of $8.5 million in the U.S. and Mexican reportable segments
- recognition of $5.3 million of revenue associated with the cash collection and subsequent shipments of previously written down inventory for two financially distressed customers in the U.S. and European reportable segments
- $1.3 million of warranty-related expense in the U.S. reportable segment
- an increase in fixed manufacturing costs as a result of our expansion in Penang and
- reduced net sales in the European and Mexican reportable segments, changes in customer mix, price reductions and increased depreciation expense, all of which unfavorably impacted gross margin.

Gross margin reflects a number of factors that can vary from period to period, including product and service mix, the level of new facility start-up costs, inefficiencies resulting from the transition of new programs, product life cycles, sales volumes, price reductions, overall capacity utilization, labor costs and efficiencies, the management of inventories, component pricing and shortages, the mix of turnkey and consignment business, fluctuations and timing of customer orders, changing demand for our customers' products and competition within the electronics industry. Additionally, turnkey manufacturing involves the risk of inventory management, and a change in component costs can directly impact average selling prices, gross margin and net sales. Although we focus on maintaining gross margin, there can be no assurance that gross margin will not decrease in future periods.

Design work performed by us is not our proprietary property and all costs incurred with this work are generally considered reimbursable by our customers. We do not track research and development costs that are not reimbursed by our customers and we consider these amounts immaterial.

Operating expenses. Selling and administrative ("S&A") expenses for the indicated periods were as follows (dollars in millions):

	Fiscal years ended		Variance		Fiscal years ended		Variance	
	September 27, 2008	September 29, 2007	Increase/ (Decrease)		September 29, 2007	September 30, 2006	Increase/ (Decrease)	
S&A	$100.8	$82.3	$18.5	22.5%	$82.3	$78.4	$3.9	5.0%
Percent of net sales	5.5%	5.3%			5.3%	5.4%		

The dollar increase in S&A for fiscal 2008 was due to increased salaries and benefits, reflecting wage increases, additional headcount to augment business development activities and additional expense for variable incentive compensation and stock-based compensation expense. Variable incentive compensation increased $5.5 million over the prior-year period as a result of strong financial performance compared to incentive plan targets.

The dollar increase in S&A for fiscal 2007 was related to several factors that impacted compensation expense. We added additional headcount to augment business development activities. In addition, we were impacted by wage increases as well as incremental stock-based compensation of $2.2 million in fiscal 2007. Offsetting these increases was variable incentive compensation, which decreased by $4.8 million in fiscal 2007 from fiscal 2006. The decrease in S&A as a percent of net sales was due to a 6 percent increase in net sales in fiscal 2007 over fiscal 2006.

Restructuring and impairment costs. Our restructuring and impairment costs for fiscal 2008, 2007 and 2006 were as follows (dollars in millions):

	Fiscal years ended		
	September 27, 2008	September 29, 2007	September 30, 2006
Asset impairments	$ -	$ -	$ 0.1
Severance costs	2.1	1.8	0.9
Adjustments to lease exit costs/other	-	-	(1.0)
Total restructuring and impairment costs	$ 2.1	$ 1.8	$ -

The restructuring and impairment costs were associated with various reportable segments. Such costs were not allocated to our reportable segments, as management excludes such costs when assessing the performance of the reportable segments. See Note 13 in Notes to Consolidated Financial Statements for certain financial information regarding our reportable segments, including a summary of restructuring and impairment costs by reportable segment.

Fiscal 2008 restructuring and asset impairment costs: For fiscal 2008, we recorded pre-tax restructuring and asset impairment costs of $2.1 million, related to the announcement of the closure of our Ayer facility and the reduction of our workforce in Juarez. The details of these fiscal 2008 restructuring actions are listed below.

<u>Ayer Facility Closure:</u> During the fourth quarter of fiscal 2008, we announced our intention to close our Ayer facility. In fiscal 2008, we recorded pre-tax restructuring charges of $1.9 million, related to severance for 170 impacted employees and costs to retain certain employees. In addition to the costs in fiscal 2008, approximately $0.4 million of costs related to the disposal of certain assets and costs to exit the leased facility are expected to be incurred through the second fiscal quarter of 2009.

<u>Other Restructuring Costs.</u> In fiscal 2008, we recorded pre-tax restructuring costs of $0.2 million related to severance at our Juarez facility. The Juarez workforce reductions affected approximately 20 employees.

Fiscal 2007 restructuring and asset impairment costs: For fiscal 2007, we recorded pre-tax restructuring and asset impairment costs of $1.8 million, related to the closure of our Maldon facility and the reduction of our workforces in Juarez and Kelso. The details of these fiscal 2007 restructuring actions are listed below:

Maldon Facility Closure: The Maldon facility ceased production on December 12, 2006, and the closure resulted in a workforce reduction of 75 employees at a cost of $0.5 million. During the second fiscal quarter of 2007, the Company sold the Maldon facility for $4.4 million and recorded a $0.4 million gain on this transaction.

Other Restructuring Costs. In fiscal 2007, we recorded pre-tax restructuring costs of $1.0 million related to severance at our Juarez facility. The Juarez workforce reductions affected approximately 125 employees. During fiscal 2007, we also recorded pre-tax restructuring costs of $0.3 million related to severance at our Kelso facility. The Kelso workforce reductions affected approximately 10 employees.

Fiscal 2006 restructuring and asset impairment costs: For fiscal 2006, we recorded pre-tax restructuring and asset impairment costs of $1.0 million, related to the decisions to initially convert and then ultimately close our Maldon facility and to reduce the workforce in Juarez. For fiscal 2006, these restructuring costs were offset by favorable adjustments in lease obligations of $0.8 million, as a result of entering into lease termination or sublease agreements for three of our previously closed facilities in the Bothell and Seattle, Washington area, as well as favorable adjustments of $0.2 million, related to other restructuring accruals. The details of these fiscal 2006 restructuring actions are listed below:

Maldon Facility Closure: We announced the decision to close our Maldon facility in July 2006. For fiscal 2006, we recorded $0.5 million for severance and asset impairments related to the closure of the Maldon facility. This restructuring affected 75 employees.

Maldon Facility Conversion: In the third quarter of fiscal 2005, we announced a planned workforce reduction at the Maldon facility to convert this manufacturing facility to a fulfillment, service and repair facility. As a result of this planned conversion, we recorded expenses of $0.2 million for retention costs (severance cost) for fiscal 2006 related to the workforce reduction as part of the Maldon facility conversion. This restructuring affected 43 employees.

Other Restructuring Costs. In fiscal 2006, we recorded pre-tax restructuring costs of $0.3 million related to severance at our Juarez facility. The Juarez workforce reductions affected approximately 46 employees.

Other income (expense). Other income (expense) for the indicated periods were as follows (dollars in millions):

	Fiscal years ended		Variance		Fiscal years ended		Variance	
	September 27, 2008	September 29, 2007	Increase/ (Decrease)		September 29, 2007	September 30, 2006	Increase/ (Decrease)	
Other income (expense)	$(0.2)	$4.8	$(5.0)	(104.2)%	$4.8	$3.1	$1.7	54.8%
Percent of net sales	0.0%	0.3%			0.3%	0.2%		

Other income (expense) for fiscal 2008 decreased $5.0 million, to $0.2 million of expense from $4.8 million of income in fiscal 2007. This was due to increased interest expense of $3.4 million, primarily related to servicing the $150 million term loan drawn in April 2008, and reduced interest income of $1.4 million, which was due to reduced effective interest rates and lower average cash balances during fiscal 2008. Miscellaneous income (expense) fluctuated unfavorably due primarily to foreign currency translation adjustments.

Other income (expense) for fiscal 2007 increased $1.7 million, to $4.8 million of income, over fiscal 2006 due to increased interest income related to higher average cash balances as well as a higher effective interest rate during fiscal 2007. Interest expense remained comparable between fiscal years. Miscellaneous income (expense) fluctuated unfavorably due primarily to foreign currency translation adjustments.

Income taxes. Income taxes for the indicated periods were as follows (dollars in millions):

	Fiscal years ended		
	September 27, 2008	September 29, 2007	September 30, 2006
Income tax expense (benefit)	$18.5	$18.5	$(17.2)
Effective annual tax rate	18.0%	22.0%	(20.6)%

The decrease in our effective tax rate from fiscal 2007 to fiscal 2008 is primarily due to a higher proportion of income in Malaysia and China where we currently have reduced tax rates due to tax holidays that extend through 2019 and 2013, respectively.

Our effective tax rate increased in fiscal 2007 from fiscal 2006 because we recorded a tax provision associated with U.S. pre-tax income in fiscal 2007 whereas no such tax provision was required for the prior fiscal years. During fiscal 2006, we recorded minimal income tax expense as a result of the establishment in fiscal 2004 of a full valuation allowance on U.S. deferred income tax assets (see further discussion below) and increased income in Malaysia and China, which benefit from tax holidays, and reduced pre-tax income in the United Kingdom. In the fourth quarter of fiscal 2006, we reversed $17.7 million of the previously recorded valuation allowance as a credit to income tax.

Under Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), historical and projected financial results (along with any other positive or negative evidence) should be considered when assessing our ability to generate future taxable income and realize any net deferred income tax assets. Our U.S. operations generated significant pre-tax income in fiscal 2006. Based on our fiscal 2006 pre-tax income and an assessment of expected future profitability in the U.S., we concluded that it was more likely than not that the tax benefits of our cumulative net deferred income tax assets in the U.S. would be utilized in the future. Therefore, we reversed $17.7 million of the valuation allowance as noted above.

As a result of using the with-and-without method under SFAS No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"), we recorded a valuation allowance against the amount of net operating loss and credit carryforwards related to tax deductions in excess of compensation expense for stock options until such time as the related deductions actually reduce income taxes payable. We had recorded a valuation allowance of $16.7 million in fiscal 2006 against our net operating loss carryforwards as of September 30, 2006. During fiscal 2007, we realized a reduction of our income taxes payable for all of our federal net operating loss carryforwards and a portion of our state net operating loss carryforwards. Consequently, we reversed approximately $15.0 million of this valuation allowance with a corresponding credit to additional paid in capital. During fiscal 2008, we released an additional $0.6 million to additional paid in capital due to the usage of our state net operating loss carryforwards. As a result, we had a remaining valuation allowance of $1.1 million related to tax deductions associated with stock-based compensation as of September 27, 2008.

In addition, there was a remaining valuation allowance of $1.5 million as of September 27, 2008, related to various state deferred income tax assets for which utilization was uncertain due to a lack of sustained profitability and limited carryforward periods in those states.

We currently expect the annual effective tax rate for fiscal 2009 to be approximately 15 percent. China and Mexico have passed new tax laws that were effective on January 1, 2008. Those new laws may result in higher tax rates on our operations in those countries during fiscal 2009 or in the future.

Net Income. As a result of the above factors, our net income increased by $18.4 million, or 28.0 percent, in fiscal 2008 compared to fiscal 2007. Diluted earnings per share increased 36.2 percent. The per share earnings increased at a higher rate than net income due to the effects of our stock repurchase program, which was conducted during fiscal 2008. Net income decreased by $34.3 million, or 34.3 percent, in fiscal 2007 compared to fiscal 2006; diluted earnings per share decreased 34.4 percent.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows provided by operating activities were $64.2 million for fiscal 2008, compared to cash flows provided by operating activities of $38.5 million and $83.1 million for fiscal 2007 and 2006, respectively. During fiscal 2008, cash provided by operating activities was primarily provided by earnings (after adjusting for the non-cash effects of depreciation and amortization expense, deferred income taxes and stock-based compensation expense). These positive cash flow effects were offset, in part, by higher accounts receivable and inventory to support increased customer demand in the first quarter of fiscal 2009.

Our annualized days sales outstanding in accounts receivable for fiscal 2008 decreased from 54 days in fiscal 2007 to 50 days in fiscal 2008, primarily as a result of stronger cash collections.

Our inventory turns decreased from 5.5 turns for fiscal 2007 to 5.3 turns for fiscal 2008. Inventories increased by $64.4 million from September 29, 2007, primarily as a result of increased finished goods to enhance flexibility and support inventory models such as DOF for various customers.

Cash flows used in investing activities totaled $1.1 million for fiscal 2008. The primary investments included $54.3 million for purchases of property, plant and equipment, offset by $53.0 million of net sales of short-term securities. Fiscal 2008 purchases of property, plant and equipment included $27.6 million, $22.3 million, $2.9 million and $1.5 million related to our Asian, U.S., Mexican and European reportable segments, respectively.

We utilized available cash and operating cash flows as the principal sources for funding our operating requirements during fiscal 2008. Our actual level of capital expenditures for fiscal 2009 will depend on anticipated demand, but we currently expect to spend in the range of $70 million to $75 million.

Cash flows utilized by financing activities, totaling $49.6 million for fiscal 2008, primarily represent the purchases of common stock related to our share repurchase program, offset by proceeds from the issuance of a $150 million term loan in April 2008.

On February 25, 2008, Plexus adopted a common stock buyback program that permitted it to acquire shares of its common stock for an amount up to $200 million. The authorized stock repurchase program consisted of a $100 million accelerated stock repurchase ("ASR") program and an additional $100 million of open market purchases.

During the second quarter of fiscal 2008, under our ASR plan, we purchased a total of 3.8 million shares classified as treasury stock at a volume-weighted average price of $26.51 per share. In addition to the ASR plan purchases, the Company repurchased 3.6 million shares at a volume-weighted average price of $27.25 per share in the open market during the third and fourth fiscal quarters of 2008. Therefore, the Company completed the $200 million share repurchase program with a total purchase of 7.4 million shares at a volume-weighted average price of $26.87 per share. See Note 7 to the Consolidated Financial Statements for further information regarding our share repurchase program.

On April 4, 2008, we entered into a second amended and restated credit agreement (the "Amended Credit Facility") with a group of banks which allows us to borrow $150 million in term loans and $100 million in revolving loans. The $150 million in term loans was immediately funded and the $100 million revolving credit facility is currently available. The Amended Credit Facility is unsecured and may be increased by an additional $100 million (the "accordion feature") if we have not previously terminated all or any portion of the Amended Credit Facility, there is no event of default existing under the credit agreement and both we and the administrative agent consent to the increase. The Amended Credit Facility expires on April 4, 2013. Borrowings under the Amended Credit Facility may be either through term loans or revolving or swing loans or letter of credit obligations. As of November 10, 2008, we have term loan borrowings of $142.5 million outstanding and no revolving borrowings under the Amended Credit Facility.

The Amended Credit Facility amended and restated our prior revolving credit facility ("Revolving Credit Facility") with a group of banks that allowed us to borrow up to $200 million of which $100 million was committed. The Revolving Credit Facility was due to expire on January 12, 2012 and was also unsecured. It also contained other terms and financial conditions, which were substantially similar to those under the Amended Credit Facility.

The Amended Credit Facility contains certain financial covenants, which include a maximum total leverage ratio, maximum value of fixed rentals and operating lease obligations, a minimum interest coverage ratio and a minimum net worth test, all as defined in the agreement. As of September 27, 2008, we were in compliance with all debt covenants. If we incur an event of default, as defined in the Amended Credit Facility (including any failure to comply with a financial covenant), the group of banks has the right to terminate the remaining Revolving Credit Facility and all other obligations, and demand immediate repayment of all outstanding sums (principal and accrued interest). Interest on borrowing varies depending upon our then-current total leverage ratio; as of September 27, 2008, the Company could elect to pay interest at a defined base rate or the LIBOR rate plus 1.25%. Rates would increase upon negative changes in specified Company financial metrics and would decrease upon reduction in the current total leverage ratio to no less than LIBOR plus 1.00%. We are also required to pay an annual commitment fee on the unused credit commitment based on our leverage ratio; the current fee is 0.30 percent. Unless the accordion feature is exercised, this fee applies only to the initial $100 million of availability (excluding the $150 million of term borrowings). Origination fees and expenses associated with the Amended Credit Facility totaled approximately $1.3 million and have been deferred. These origination fees and expenses will be amortized over the five-year term of the Amended Credit Facility. Quarterly principal repayments on the term loan of $3.75 million each began June 30, 2008, and end on April 4, 2013, with a final balloon repayment of $75.0 million.

The Amended Credit Facility allows for the future payment of cash dividends or the future repurchases of shares provided that no event of default (including any failure to comply with a financial covenant) is existing at the time of, or would be caused by, the dividend payment or the share repurchases.

As of September 27, 2008, we held $2.0 million of auction rate securities, which were classified as long-term investments and whose underlying assets were in guaranteed student loans backed by a U. S. government agency. Auction rate securities are adjustable rate debt instruments whose interest rates are reset every 7 to 35 days through an auction process, with underlying securities that have original contractual maturities greater than 10 years. Auctions for these investments failed during the second, third and fourth quarters of fiscal 2008 and there is no assurance that future auctions on these securities will succeed.

An auction failure means that the parties wishing to sell their securities could not do so. As a result, our ability to liquidate and fully recover the carrying value of our adjustable rate securities in the near term may be limited or not exist. These developments have resulted in the classification of these securities as long-term investments in our consolidated financial statements. If the issuers of these adjustable rate securities are unable to successfully close future auctions or their credit quality deteriorates, we may in the future be required to record an impairment charge on these investments. We may be required to wait until market stability is restored for these instruments or until the final maturity of the underlying notes to realize our investments' recorded value.

Based on current expectations, we believe that our projected cash flows from operations, available cash and short-term investments, the Amended Credit Facility, and our leasing capabilities should be sufficient to meet our working capital and fixed capital requirements through fiscal 2009. Although net sales growth anticipated for fiscal 2009 is expected to increase our working capital needs, we currently do not anticipate having to use our Amended Credit Facility to finance this growth. If our future financing needs increase, we may need to arrange additional debt or equity financing. Accordingly, we evaluate and consider from time to time various financing alternatives to supplement our financial resources. However, particularly due to the current instability of the credit and financial markets, we cannot be certain that we will be able to make any such arrangements on acceptable terms.

We anticipate using our earnings to support the future growth of our business. We have not paid cash dividends in the past and do not anticipate paying them in the foreseeable future. We may in the future consider repurchasing some of our outstanding shares, although at this time no board authorization is in place for additional purchases. The future payment of cash dividends or the future repurchase of shares would be dependent upon being compliant with the financial covenants existing under the Amended Credit Facility. These covenants require that there be no event of default existing at the time of, or be caused by, a dividend payment or share repurchase.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND OFF-BALANCE SHEET OBLIGATIONS

Our disclosures regarding contractual obligations and commercial commitments are located in various parts of our regulatory filings. Information in the following table provides a summary of our contractual obligations and commercial commitments as of September 27, 2008 (dollars in millions):

	Payments Due by Fiscal Year				
Contractual Obligations	Total	2009	2010-2011	2012-2013	2014 and thereafter
Long-Term Debt Obligations (1)	$ 146.3	$ 15.0	$ 30.0	$ 101.3	$ -
Capital Lease Obligations	37.3	4.3	8.1	8.7	16.2
Operating Lease Obligations	42.6	10.1	12.5	10.6	9.4
Purchase Obligations (2)	266.9	265.3	1.6	-	-
Other Long-Term Liabilities on the Balance Sheet (3)	7.1	0.7	1.6	0.8	4.0
Other Long-Term Liabilities not on the Balance Sheet (4)	2.7	0.9	1.8	-	-
Total Contractual Cash Obligations	$ 502.9	$ 296.3	$ 55.6	$ 121.4	$ 29.6

1) As of April 4, 2008, we entered into an amended and restated credit agreement and immediately funded a term loan for $150 million. As of September 27, 2008, the outstanding balance was $146.3 million. See Note 4 in Notes to Consolidated Financial Statements for further information.

2) As of September 27, 2008, purchase obligations consisted of purchases of inventory and equipment in the ordinary course of business.

3) As of September 27, 2008, other long-term obligations on the balance sheet included deferred compensation obligations to certain of our former and current executive officers and other key employees, and an asset retirement obligation related to FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations." We have excluded from the above table the impact of approximately $5.0 million related to unrecognized income tax benefits as of September 27, 2008, due to the adoption of FASB interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." The Company cannot make reliable estimates of the future cash flows by period related to this obligation.

4) As of September 27, 2008, other long-term obligations not on the balance sheet consisted of a commitment for salary continuation in the event employment of one executive officer of the Company is terminated without cause. We did not have, and were not subject to, any lines of credit, standby letters of credit, guarantees, standby repurchase obligations, other off-balance sheet arrangements or other commercial commitments that were material.

DISCLOSURE ABOUT CRITICAL ACCOUNTING POLICIES

Our accounting policies are disclosed in Note 1 of Notes to the Consolidated Financial Statements. During fiscal 2008, there were no material changes to these policies. Our more critical accounting policies are noted below:

Stock-Based Compensation - Effective October 2, 2005, we adopted SFAS No. 123(R), "Share-Based Payment" , which revised SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be measured at fair value and expensed in the consolidated statement of operations over the service period (generally the vesting period) of the grant. Upon adoption, we transitioned to SFAS No. 123(R) using the modified prospective application, under which compensation expense is only recognized in the consolidated statements of operations beginning with the first period that SFAS No. 123(R) is effective and continuing to be expensed thereafter. Prior periods' stock-based compensation expense is still presented on a pro forma basis. We continue to use the Black-Scholes valuation model to value stock options. See Note 1 in Notes to Consolidated Financial Statements for further information.

Impairment of Long-Lived Assets – We review property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property, plant and equipment is measured by comparing its carrying value to the projected cash flows the property, plant and equipment are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying value of the property exceeds its fair market value. The impairment analysis is based on significant assumptions of future results made by management, including revenue and cash flow projections. Circumstances that may lead to impairment of property, plant and equipment include reduced expectations for future performance or industry demand and possible further restructurings.

Intangible Assets – Under SFAS No. 142, "Goodwill and Other Intangible Assets," which was effective October 1, 2002, we no longer amortize goodwill and intangible assets with indefinite useful lives, but instead we test those assets for impairment, at least annually, and recognize any related losses when incurred. We perform goodwill impairment tests annually during the third quarter of each fiscal year or more frequently if an event or circumstance indicates that an impairment has occurred.

We measure the recoverability of goodwill under the annual impairment test by comparing a reporting unit's carrying amount, including goodwill, to the reporting unit's estimated fair market value, which is primarily estimated using the present value of expected future cash flows, although market valuations may also be employed. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second test is performed to measure the amount of impairment. Circumstances that may lead to impairment of goodwill include, but are not limited to, the loss of a significant customer or customers and unforeseen reductions in customer demand, future operating performance or industry demand.

Revenue – Net sales from manufacturing services are recognized when the product has been shipped, the risk of ownership has transferred to the customer, the price to the buyer is fixed or determinable, and recoverability is reasonably assured. This point depends on contractual terms and generally occurs upon shipment of the goods from Plexus. Generally, there are no formal customer acceptance requirements or further obligations related to manufacturing services; if such requirements or obligations exist, then a sale is recognized at the time when such requirements are completed and such obligations fulfilled.

Net sales from engineering design and development services, which are generally performed under contracts of twelve months or less duration, are recognized as costs are incurred utilizing a percentage-of-completion method; any losses are recognized when anticipated.

Sales are recorded net of estimated returns of manufactured product based on management's analysis of historical rates of returns, current economic trends and changes in customer demand. Net sales also include amounts billed to customers for shipping and handling, if applicable. The corresponding shipping and handling costs are included in cost of sales.

Derivatives and Hedging Activities – All derivatives are recognized on the balance sheet at their estimated fair value. On the date a derivative contract is entered into, the Company designates the derivative as a hedge of a recognized asset or liability (a "fair value" hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (a "cash flow" hedge), or a hedge of the net investment in a foreign operation. The Company does not enter into derivatives for speculative purposes. Changes in the fair value of a derivative that qualify as a fair value hedge are recorded in earnings along with the gain or loss on the hedged asset or liability. Changes in the fair value of a derivative that qualifies as a cash flow hedge are recorded in "Accumulated other comprehensive income", until earnings are affected by the variability of cash flows. Changes in the fair value of a derivative used to hedge the net investment in a foreign operation are recorded in the "Accumulated other comprehensive income" accounts within shareholders' equity.

In June 2008, the Company entered into three interest rate swap contracts related to the $150 million in term loans under the Amended Credit Facility that have a total notional value of $150 million and mature on April 4, 2013. These interest rate swap contracts will pay the Company variable interest at the three month LIBOR rate, and the Company will pay the counterparties a fixed interest rate. The fixed interest rates for each of these contracts are 4.415%, 4.490% and 4.435%, respectively. These interest rate swap contracts were entered into to convert $150 million of the variable rate term loan under the Amended Credit Facility into fixed rate debt. Based on the terms of the interest rate swap contracts and the underlying debt, these interest rate contracts were determined to be effective, and thus qualify as a cash flow hedge. As such, any changes in the fair value of these interest rate swaps are recorded in "Accumulated other comprehensive income" on the accompanying Consolidated Balance Sheets until earnings are affected by the variability of cash flows. Any gain or loss on the derivatives will be recorded in the income statement in

"Interest expense". The total fair value of these interest rate swap contracts is $3.0 million at September 27, 2008, and the Company has recorded this amount in "Other" current liabilities and "Other liabilities" in the accompanying Consolidated Balance Sheets.

Income Taxes – Deferred income taxes are provided for differences between the bases of assets and liabilities for financial and income tax reporting purposes. We record a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Realization of deferred income tax assets is dependent on our ability to generate sufficient future taxable income. Although our net deferred income tax assets as of September 27, 2008 still reflect a $1.5 million valuation allowance against certain deferred income tax assets, we may be able to utilize these deferred income tax assets to offset future taxable income in certain states. We also have a remaining valuation allowance of $1.1 million related to tax deductions associated with stock-based compensation as of September 27, 2008.

NEW ACCOUNTING PRONOUNCEMENTS

In March 2008, the Financial Accounting Standards Board ("FASB") issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS No. 161"). This statement changes the disclosure requirements for derivative instruments and hedging activities. SFAS No. 161 requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently assessing the impact of SFAS No. 161 on its consolidated results of operations, financial position and cash flows.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements - an amendment to ARB No. 51" ("SFAS No. 160"). SFAS No. 160 will change the accounting and reporting for minority interests, which will now be termed "non-controlling interests." SFAS No. 160 requires non-controlling interests to be presented as a separate component of equity and requires the amount of net income attributable to the parent and to the non-controlling interest to be separately identified on the consolidated statement of operations. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. The Company is currently assessing the impact of SFAS No. 160 on its consolidated results of operations, financial position and cash flows.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R, "Business Combinations" ("SFAS No. 141R"). SFAS No. 141R states that all business combinations (whether full, partial or step acquisitions) will result in all assets and liabilities of an acquired business being recorded at their fair values. Certain forms of contingent consideration and certain acquired contingencies will be recorded at fair value at the acquisition date. SFAS No. 141R also states acquisition costs will generally be expensed as incurred and restructuring costs will be expensed in periods after the acquisition date. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and will impact the Company's accounting for future acquisitions.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115" ("SFAS No. 159"). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. The fair value option permits a company to choose to measure eligible items at specified election dates. A company will report unrealized gains and losses on items for which the fair value option has been elected in earnings after adoption. The effective date for SFAS No. 159 is as of the beginning of fiscal years that start subsequent to November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its consolidated results of operations, financial position and cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. SFAS No. 157 also expands financial statement disclosures about fair value measurements. On February 12, 2008, the FASB issued FASB Staff Position ("FSP") 157-2 ("FSP 157-2") which delays the effective date of SFAS No. 157 for one year, for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FAS No. 157 and FSP 157-2 are effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 157 and FSP 157-2 on its consolidated results of operations, financial position and cash flows.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in foreign exchange and interest rates. We selectively use financial instruments to reduce such risks.

Foreign Currency Risk

We do not use derivative financial instruments for speculative purposes. Our policy is to selectively hedge our foreign currency denominated transactions in a manner that substantially offsets the effects of changes in foreign currency exchange rates. Historically, we have used foreign currency contracts to hedge only those currency exposures associated with certain assets and liabilities denominated in non-functional currencies. Corresponding gains and losses on the underlying transaction generally offset the gains and losses on these foreign currency hedges. Our international operations create potential foreign exchange risk. As of September 27, 2008, we had no foreign currency contracts outstanding.

Our percentages of transactions denominated in currencies other than the U.S. dollar for the indicated periods were as follows:

	Fiscal year		
	2008	2007	2006
Net Sales	4%	5%	7%
Total Costs	11%	11%	12%

Interest Rate Risk

We have financial instruments, including cash equivalents and short-term investments, which are sensitive to changes in interest rates. We consider the use of interest-rate swaps based on existing market conditions and have entered into interest rate swaps for $150 million in term loans as described in Note 5 in Notes to Consolidated Financial Statements.

The primary objective of our investment activities is to preserve principal, while maximizing yields without significantly increasing market risk. To achieve this, we maintain our portfolio of cash equivalents and short-term investments in a variety of highly rated securities, money market funds and certificates of deposit and limit the amount of principal exposure to any one issuer.

Our only material interest rate risk is associated with our Amended Credit Facility under which we borrowed $150 million on April 4, 2008. Through the use of interest rate swaps, as described above, we have fixed the basis on which we pay interest, thus eliminating much of our interest rate risk. A 10 percent change in the weighted average interest rate on our average long-term borrowings would have had only a nominal impact on net interest expense.

Auction Rate Securities

As of September 27, 2008, we held $2.0 million of auction rate securities, which were classified as long-term other assets. On February 21, 2008, we were unable to liquidate these investments, whose underlying assets were in guaranteed student loans backed by a U.S. government agency. We have the ability and intent to hold these securities until a successful auction occurs and these securities are liquidated at par value. At this time, we believe that the securities will eventually be recovered. However, we may be required to hold these securities until market stability is restored for these instruments or final maturity of the underlying notes to realize our investments' recorded value. Accordingly, we have classified these securities as long-term other assets.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Item 15 on page 39.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures: The Company maintains disclosure controls and procedures designed to ensure that the information the Company must disclose in its filings with the Securities and Exchange Commission ("SEC") is recorded, processed, summarized and reported on a timely basis. The Company's principal executive officer and principal financial officer have reviewed and evaluated, with the participation of the Company's management, the Company's disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of the end of the period covered by this report (the "Evaluation Date"). Based on such evaluation, the chief executive officer and chief financial officer have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective (a) in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports the Company files or submits under the Exchange Act, and (b) are accumulated and communicated to the Company's management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting: Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Management of the Company, including its chief executive officer and chief financial officer, has assessed the effectiveness of its internal control over financial reporting as of September 27, 2008, based on the criteria established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on its assessment and those criteria, management of the Company has concluded that, as of September 27, 2008, the Company's internal control over financial reporting was effective.

The independent registered public accounting firm of PricewaterhouseCoopers LLP has audited the Company's internal control over financial reporting as of September 27, 2008, as stated in their report included herein on page 41.

Changes in Internal Control Over Financial Reporting: There have been no changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the Company's most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations on the Effectiveness of Controls: Our management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls and internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Notwithstanding the foregoing limitations on the effectiveness of controls, we have nonetheless reached the conclusions set forth above on our disclosure controls and procedures and our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information in response to this item is incorporated herein by reference to "Election of Directors" and "Corporate Governance" in the Company's Proxy Statement for its 2009 Annual Meeting of Shareholders ("2009 Proxy Statement") and "Executive Officers of the Registrant" in Part I hereof.

Our Code of Conduct and Business Ethics is posted on our website at www.plexus.com. You may access the Code of Conduct and Business Ethics by following the links under "Investor Relations, Corporate Governance" at our website. Plexus' Code of Conduct and Business Ethics applies to all members of the board of directors, officers and employees.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated herein by reference to "Corporate Governance – Board Committees – Compensation and Leadership Development Committee," "Corporate Governance – Directors' Compensation," "Compensation Discussion and Analysis," "Executive Compensation" and "Compensation Committee Report" in the 2009 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Incorporated herein by reference to "Security Ownership of Certain Beneficial Owners and Management" in the 2009 Proxy Statement.

Equity Compensation Plan Information

The following table chart gives aggregate information regarding grants under all Plexus equity compensation plans through September 27, 2008:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in 1st column) (2)
Equity compensation plans approved by securityholders	3,491,510	$ 25.88	5,787,590
Equity compensation plans not approved by securityholders	-0-	$ n/a	-0-
Total	3,491,510	$ 25.88	5,787,590

(1) Represents options or stock-settled stock appreciation rights ("SARs") granted under the Plexus Corp. 2008 Long-Term Incentive Plan (the "2008 Plan"), or its predecessors, the 2005 Equity Incentive Plan, the 1998 Stock Option Plan and the 1995 Directors' Stock Option Plan, all of which were approved by shareholders. No further awards may be made under the predecessor plans.

(2) In addition to options and SARs reported above that may be granted under the 2008 Plan, there are 1,094,191 authorized shares which have not yet been purchased by employees under the Plexus 2005 Employee Stock Purchase Plan. These shares may be purchased at a 5% discount to market price at the end of a six-month contribution period; the number of shares which may be purchased by any employee is limited by the Internal Revenue Code. However, the Company terminated further purchases under the 2005 Purchase Plan in January 2008, and no more sales will be made even though the plan does not expire until 2010.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Incorporated herein by reference to "Corporate Governance – Director Independence" and "Certain Transactions" in the 2009 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated herein by reference to the subheading "Auditors - Fees and Services" in the 2009 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) Documents filed

Financial Statements and Financial Statement Schedules. See following list of Financial Statements and Financial Statement Schedules on page 40.

(b) Exhibits. See Exhibit Index included as the last page of this report, which index is incorporated herein by reference

PLEXUS CORP.
List of Financial Statements and Financial Statement Schedules
September 27, 2008

Contents

Contents	Pages
Report of Independent Registered Public Accounting Firm	41
Consolidated Financial Statements:	
Consolidated Statements of Operations for the years ended September 27, 2008, September 29, 2007 and September 30, 2006	42
Consolidated Balance Sheets as of September 27, 2008 and September 29, 2007........	43
Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss) for the years ended September 27, 2008, September 29, 2007 and September 30, 2006	44
Consolidated Statements of Cash Flows for the years ended September 27, 2008, September 29, 2007 and September 30, 2006	45
Notes to Consolidated Financial Statements	46
Financial Statement Schedules:	
Schedule II - Valuation and Qualifying Accounts for the years ended September 27, 2008, September 29, 2007 and September 30, 2006	71

Report of Independent Registered Public Accounting Firm

To the Shareholders
and Board of Directors
of Plexus Corp:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Plexus Corp. and its subsidiaries at September 27, 2008 and September 29, 2007, and the results of their operations and their cash flows for each of the three years in the period ended September 27, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 27, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"), effective at the beginning of fiscal year 2008.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
November 14, 2008

PLEXUS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended September 27, 2008, September 29, 2007 and September 30, 2006
(in thousands, except per share data)

	2008	2007	2006
Net sales	$ 1,841,622	$ 1,546,264	$ 1,460,557
Cost of sales	1,635,861	1,382,725	1,301,857
Gross profit	205,761	163,539	158,700
Operating expenses:			
Selling and administrative expenses	100,815	82,263	78,438
Restructuring costs	2,119	1,838	-
	102,934	84,101	78,438
Operating income	102,827	79,438	80,262
Other income (expense):			
Interest expense	(6,543)	(3,168)	(3,507)
Interest income	7,661	9,099	6,163
Miscellaneous	(1,330)	(1,115)	434
Income before income taxes and cumulative effect of change in accounting principle	102,615	84,254	83,352
Income tax expense (benefit)	18,471	18,536	(17,178)
Income before cumulative effect of change in accounting principle	84,144	65,718	100,530
Cumulative effect of change in accounting principle, net of income taxes of $3	-	-	(505)
Net income	$ 84,144	$ 65,718	$ 100,025
Earnings per share:			
Basic:			
Income before cumulative effect of change in accounting principle	$ 1.94	$ 1.42	$ 2.23
Cumulative effect of change in accounting principle, net of income taxes	-	-	(0.01)
Net income	$ 1.94	$ 1.42	$ 2.22
Diluted:			
Income before cumulative effect of change in accounting principle	$ 1.92	$ 1.41	$ 2.16
Cumulative effect of change in accounting principle, net of income taxes	-	-	(0.01)
Net income	$ 1.92	$ 1.41	$ 2.15
Weighted average shares outstanding:			
Basic	43,340	46,312	45,146
Diluted	43,850	46,739	46,490

The accompanying notes are an integral part of these consolidated financial statements.

PLEXUS CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
as of September 27, 2008 and September 29, 2007
(in thousands, except per share data)

	2008	2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 165,970	$ 154,109
Short-term investments	-	55,000
Accounts receivable, net of allowances of $2,500 and $900, respectively	253,496	230,826
Inventories	340,244	275,854
Deferred income taxes	15,517	12,932
Prepaid expenses and other	11,742	5,434
Total current assets	786,969	734,155
Property, plant and equipment, net	179,123	159,517
Goodwill	7,275	8,062
Deferred income taxes	2,620	2,310
Other	16,243	12,472
Total assets	$ 992,230	$ 916,516
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt and capital lease obligations	$ 16,694	$ 1,720
Accounts payable	231,638	237,034
Customer deposits	26,863	10,381
Accrued liabilities:		
Salaries and wages	41,086	23,149
Other	31,611	34,755
Total current liabilities	347,892	307,039
Long-term debt and capital lease obligations, net of current portion	154,532	25,082
Other liabilities	15,861	9,372
Deferred income taxes	-	1,758
Commitments and contingencies (Notes 10 and 12)	-	-
Shareholders' equity:		
Preferred stock, $.01 par value, 2,000 shares authorized, none issued or outstanding	-	-
Common stock, $.01 par value, 200,000 shares authorized, 46,772 and 46,402 shares issued, respectively, and 39,326 and 46,402 shares outstanding, respectively	468	464
Additional paid-in capital	353,105	336,603
Common stock held in treasury, at cost, 7,446 shares and 0 shares, respectively	(200,110)	-
Retained earnings	309,708	224,586
Accumulated other comprehensive income	10,774	11,612
	473,945	573,265
Total liabilities and shareholders' equity	$ 992,230	$ 916,516

The accompanying notes are an integral part of these consolidated financial statements.

PLEXUS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
for the years ended September 27, 2008, September 29, 2007 and September 30, 2006
(in thousands)

	Common Stock					Accumulated Other	
	Shares	Amount	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Comprehensive Income (Loss)	Total
Balances, October 1, 2005	**43,752**	**$ 438**	**$ 273,419**	**$ -**	**$ 58,843**	**$ 7,315**	**$ 340,015**
Comprehensive income:							
Net income	-	-	-	-	100,025	-	100,025
Foreign currency translation adjustments	-	-	-	-	-	2,137	2,137
Total comprehensive income							102,162
Issuance of common stock under Employee Stock Purchase Plan	4	-	138	-	-	-	138
Stock based compensation expense	-	-	3,039	-	-	-	3,039
Exercise of stock options, including tax benefits	2,461	24	36,189	-	-	-	36,213
Balances, September 30, 2006	**46,217**	**462**	**312,785**	**-**	**158,868**	**9,452**	**481,567**
Comprehensive income:							
Net income	-	-	-	-	65,718	-	65,718
Foreign currency translation adjustments	-	-	-	-	-	2,160	2,160
Total comprehensive income							67,878
Issuance of common stock under Employee Stock Purchase Plan	18	-	402	-	-	-	402
Stock based compensation expense	-	-	6,166	-			6,166
Exercise of stock options, including tax benefits	167	2	17,250	-	-	-	17,252
Balances, September 29, 2007	**46,402**	**464**	**336,603**	**-**	**224,586**	**11,612**	**573,265**
Comprehensive income:							
Net income	-	-	-	-	84,144	-	84,144
Foreign currency translation adjustments	-	-	-	-	-	882	882
Change in fair market value of derivative instruments, net of tax	-	-	-	-	-	(1,720)	(1,720)
Total comprehensive income							83,306
Adoption of FIN48	-	-	-	-	978	-	978
Treasury shares purchased	(7,446)			(200,110)			(200,110)
Issuance of common stock under Employee Stock Purchase Plan	7	-	177	-	-	-	177
Stock based compensation expense	-	-	8,737	-	-	-	8,737
Exercise of stock options, including tax benefits	363	4	7,588	-	-	-	7,592
Balances, September 27, 2008	**39,326**	**$ 468**	**$ 353,105**	**$ (200,110)**	**$ 309,708**	**$ 10,774**	**$ 473,945**

The accompanying notes are an integral part of these consolidated financial statements.

PLEXUS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended September 27, 2008, September 29, 2007 and September 30, 2006
(in thousands)

	2008	2007	2006
Cash flows from operating activities			
Net income	$ 84,144	$ 65,718	$ 100,025
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	29,219	26,588	23,310
Cumulative effect of change in accounting principle	-	-	505
Non-cash goodwill and asset impairments	-	-	59
Gain on sale of property, plant and equipment	(39)	(352)	-
Stock based compensation expense	8,737	6,166	3,039
Provision for accounts receivable allowances	1,603	-	464
Deferred income taxes	562	14,155	(18,008)
Changes in assets and liabilities:			
Accounts receivable	(24,005)	(19,611)	(41,521)
Inventories	(64,159)	(50,235)	(42,712)
Prepaid expenses and other	(6,813)	(1,684)	(1,810)
Accounts payable	(1,548)	13,674	59,971
Customer deposits	16,486	3,145	(714)
Accrued liabilities and other	19,994	(19,051)	476
Cash flows provided by operating activities	64,181	38,513	83,084
Cash flows from investing activities			
Purchases of short-term investments	(53,400)	(63,050)	(32,500)
Sales and maturities of short-term investments	106,400	38,050	12,500
Payments for property, plant and equipment	(54,329)	(47,837)	(34,865)
Proceeds from sales of property, plant and equipment	239	4,460	608
Cash flows used in investing activities	(1,090)	(68,377)	(54,257)
Cash flows from financing activities			
Proceeds from debt issuance	150,000	-	1,292
Purchases of common stock	(200,110)		
Payments on debt and capital lease obligations	(6,737)	(1,522)	(2,149)
Proceeds from exercise of stock options	5,418	1,793	35,837
Income tax benefit of stock option exercises	1,603	15,459	376
Issuances of common stock under Employee Stock Purchase Plan	177	402	138
Cash flows (used in) provided by financing activities	(49,649)	16,132	35,494
Effect of foreign currency translation on cash and cash equivalents	(1,581)	2,929	1,864
Net increase (decrease) in cash and cash equivalents	11,861	(10,803)	66,185
Cash and cash equivalents, beginning of year	154,109	164,912	98,727
Cash and cash equivalents, end of year	$ 165,970	$ 154,109	$ 164,912

The accompanying notes are an integral part of these consolidated financial statements.

1. Description of Business and Significant Accounting Policies

Description of Business: Plexus Corp. and its subsidiaries (together "Plexus" or the "Company") participate in the Electronic Manufacturing Services ("EMS") industry. As a contract manufacturer, we provide product realization services to original equipment manufacturers ("OEMs") and other technology companies in the wireline/networking, wireless infrastructure, medical, industrial/commercial, and defense/security/aerospace market sectors. The Company provides advanced electronics design, manufacturing and testing services to our customers with a focus on complex and global fulfillment solutions, high technology manufacturing and test services, and high reliability products. The Company offers our customers the ability to outsource all stages of product realization, including development and design; materials sourcing, procurement and management; prototyping and new product introduction; testing; manufacturing; product configuration; logistics and test/repair.

The Company provides most of our contract manufacturing services on a turnkey basis, which means that we procure some or all of the materials required for product assembly. The Company provides some services on a consignment basis, which means that the customer supplies the necessary materials and the Company provides the labor and other services required for product assembly. Turnkey services require material procurement and warehousing, in addition to manufacturing, and involve greater resource investments than consignment services. Other than certain test equipment and software used for internal manufacturing, the Company does not design or manufacture our own proprietary products.

Consolidation Principles and Basis of Presentation: The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include the accounts of Plexus Corp. and its subsidiaries. All significant intercompany transactions have been eliminated.

The Company's fiscal year ends on the Saturday closest to September 30. The Company also uses a "4-4-5" weekly accounting system for the interim periods in each quarter. Each quarter, therefore, ends on a Saturday at the end of the 4-4-5 period. The accounting years for fiscal 2008, 2007 and 2006 each included 364 days. Periodically, an additional week must be added to the fiscal year to re-align with the Saturday closest to September 30. Fiscal 2009 will include this additional week and the fiscal year-end will be October 3, 2009. Therefore the accounting year for 2009 will include 371 days. The additional week will be added to our first quarter which will include 98 days and end on January 3, 2009.

Cash Equivalents and Short-Term Investments: Cash equivalents are highly liquid investments purchased with an original maturity of less than three months. Short-term investments include investment-grade short-term debt instruments with original maturities greater than three months. Short-term investments are generally comprised of securities with contractual maturities greater than one year but with optional or early redemption provisions or rate reset provisions within one year.

Investments in debt securities are classified as "available-for-sale." Such investments are recorded at fair value as determined from quoted market prices, and the cost of securities sold is determined on the specific identification method. If material, unrealized gains or losses are reported as a component of comprehensive income or loss, net of the related income tax effect. For fiscal 2008, 2007 and 2006, unrealized or realized gains and losses were not material.

As of September 27, 2008 and September 29, 2007, cash and cash equivalents included the following securities (in thousands):

	2008	2007
Cash	$ 6,136	$ 23,409
Money market funds and other	114,234	37,500
U.S. corporate and bank debt	45,600	93,200
	$ 165,970	$ 154,109

Short-term investments as of September 29, 2007 consisted of state and municipal auction rate securities.

Inventories: Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method. Valuing inventories at the lower of cost or market requires the use of estimates and judgment. Customers may cancel their orders, change production quantities or delay production for a number of reasons that are beyond the Company's control. Any of these, or certain additional actions, could impact the valuation of inventory. Any actions taken by the Company's customers that could impact the value of its inventory are considered when determining the lower of cost or market valuations.

Customer deposits primarily include amounts received, per contractual terms, for obsolete and excess inventory.

Property, Plant and Equipment and Depreciation: These assets are stated at cost. Depreciation, determined on the straight-line method, is based on lives assigned to the major classes of depreciable assets as follows:

Buildings and improvements	15-50 years
Machinery and equipment	3-10 years
Computer hardware and software	2-10 years

Certain facilities and equipment held under capital leases are classified as property, plant and equipment and amortized using the straight-line method over the lease terms and the related obligations are recorded as liabilities. Lease amortization is included in depreciation expense (see Note 3) and the financing component of the lease payments is classified as interest expense.

For the capitalization of software costs, the Company follows Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed for Internal Use." The Company capitalizes significant costs incurred in the acquisition or development of software for internal use, including the costs of the software, consultants and payroll and payroll related costs for employees directly involved in developing internal use computer software once the final selection of the software is made (see Note 3). Costs incurred prior to the final selection of software and costs not qualifying for capitalization are expensed as incurred.

Expenditures for maintenance and repairs are expensed as incurred.

Goodwill and Other Intangible Assets: The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") effective October 1, 2002. Under SFAS No. 142, the Company no longer amortizes goodwill and intangible assets with indefinite useful lives, but instead, the Company tests those assets for impairment at least annually, and recognizes any related losses when incurred. Recoverability of goodwill is measured at the reporting unit level.

The Company is required to perform goodwill impairment tests at least annually, for which the Company selected the third quarter of each fiscal year, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. No assurances can be given that future impairment tests of goodwill will not result in further goodwill impairment or that changes in circumstances will not arise which result in further goodwill impairment.

We measure the recoverability of goodwill under the annual impairment test by comparing the reporting unit's carrying amount, including goodwill, to the reporting unit's estimated fair market value, which is primarily estimated using the present value of expected future cash flows, although market valuations may also be employed. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second test is performed to measure the amount of impairment. Circumstances that may lead to impairment of goodwill include, but are not limited to, the loss of a significant customer or customers and unforeseen reductions in customer demand, future operating performance or industry demand.

For the years ended September 27, 2008 and September 29, 2007 changes in the carrying amount of goodwill for the European reportable segment were as follows (in thousands):

	Europe
Balance as of September 30, 2006	$ 7,400
Foreign currency translation adjustment	662
Balance as of September 29, 2007	8,062
Foreign currency translation adjustment	(787)
Balance as of September 27, 2008	$ 7,275

The Company has a nominal amount of identifiable intangibles that are subject to amortization. These intangibles relate to patents with useful lives of twelve years. Intangible asset amortization expense was nominal for fiscal 2008, 2007 and 2006. The Company has no intangibles, except goodwill, that are not subject to amortization. During fiscal 2008, there were no additions to intangible assets.

Impairment of Long-Lived Assets: The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property, plant and equipment is measured by comparing its carrying value to the projected cash flows the property, plant and equipment are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying value of the property exceeds its fair market value. The impairment analysis is based on significant assumptions of future results made by management, including sales and cash flow projections. Circumstances that may lead to impairment of property, plant and equipment include reduced expectations for future performance or industry demand and possible further restructurings.

Revenue Recognition: Net sales from manufacturing services are recognized when the product has been shipped, the risk of ownership has transferred to the customer, the price to the buyer is fixed or determinable, and recoverability is reasonably assured. This point depends on contractual terms and generally occurs upon shipment of the goods from Plexus. Generally, there are no formal customer acceptance requirements or further obligations related to manufacturing services; if such requirements or obligations exist, then a sale is recognized at the time when such requirements are completed and such obligations are fulfilled.

Net sales from engineering design and development services, which are generally performed under contracts with a duration of twelve months or less, are recognized as costs are incurred utilizing a percentage-of-completion method; any losses are recognized when anticipated. Progress towards completion of product design and development contracts is based on units of work for labor content and costs incurred for component content. Net sales from engineering design and development services were less than five percent of total sales in fiscal 2008, 2007 and 2006.

Sales are recorded net of estimated returns of manufactured products based on management's analysis of historical returns, current economic trends and changes in customer demand. Net sales also include amounts billed to customers for shipping and handling. The corresponding shipping and handling costs are included in cost of sales.

Restructuring Costs: From time to time, the Company has recorded restructuring costs in response to the reduction in its sales levels and reduced capacity utilization. These restructuring charges included employee severance and benefit costs, costs related to plant closures, including leased facilities that will be abandoned (and subleased, as applicable), and impairment of equipment.

Costs associated with a restructuring activity are recorded in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). The timing and related recognition of recording severance and benefit costs that are not presumed to be an ongoing benefit, as defined in SFAS No. 146, depend on whether employees are required to render service until they are terminated in order to receive the termination benefits and, if so, whether employees will be retained to render service beyond a minimum retention period. The Company concluded that it had a substantive severance plan based upon past severance practices; therefore, certain severance and benefit costs were recorded in accordance with SFAS No. 112, "Employer's Accounting for Postemployment Benefits" ("SFAS No. 112"), which resulted in the recognition of a liability as the severance and benefit costs arose from an existing condition or situation and the payment was both probable and reasonably estimated.

For leased facilities that will be abandoned and subleased, a liability is recognized and measured at fair value for the future remaining lease payments subsequent to abandonment, less any estimated sublease income that could be reasonably obtained for the property. For contract termination costs, including costs that will continue to be incurred under a contract for its remaining term without economic benefit to the Company, a liability for future remaining payments under the contract is recognized and measured at its fair value.

The recognition of restructuring costs requires that the Company make certain judgments and estimates regarding the nature, timing and amount of cost associated with the planned exit activity. If actual results in exiting these facilities differ from the Company's estimates and assumptions, the Company may be required to revise the estimates of future liabilities, which could result in recording additional restructuring costs or the reduction of liabilities already recorded. At the end of each reporting period, the Company evaluates the remaining accrued balances to ensure that no excess accruals are retained, no additional accruals are required and the utilization of the provisions are for their intended purpose in accordance with developed exit plans.

Income Taxes: Deferred income taxes are provided for differences between the bases of assets and liabilities for financial and income tax reporting purposes. The Company records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized (see Note 6). Realization of deferred income tax assets is dependent on the Company's ability to generate future taxable income. The Company records windfall tax benefits upon stock option exercises using the with-and-without method.

Foreign Currency: For foreign subsidiaries using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at year-end, with net sales, expenses and cash flows translated at the average monthly exchange rates. Adjustments resulting from translation of the financial statements are recorded as a component of "Accumulated other comprehensive income". Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and remeasurement adjustments for foreign operations where the U.S. dollar is the functional currency are included in our Statements of Operations as a component of miscellaneous other income (expense). Exchange gains (losses) on foreign currency transactions were $(1.7) million, $(1.5) million and $0.4 million for the fiscal years ended September 27, 2008, September 29, 2007 and September 30, 2006, respectively.

Derivatives: The Company periodically enters into derivative contracts such as foreign currency forward, call and put contracts, which are designated as cash-flow hedges. All derivatives are recognized on the balance sheet at their estimated fair value. On the date a derivative contract is entered into, the Company designates the derivative as a hedge of a recognized asset or liability (a "fair value" hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (a "cash flow" hedge), or a hedge of the net investment in a foreign operation. The Company does not enter into derivatives for speculative purposes. Changes in the fair value of a derivative that qualify as a fair value hedge are recorded in earnings along with the gain or loss on the hedged asset or liability. Changes in the fair value of a derivative that qualifies as a cash flow hedge are recorded in "Accumulated other comprehensive income", until earnings are affected by the variability of cash flows. Changes in the fair value of a derivative used to hedge the net investment in a foreign operation are recorded in the "Accumulated other comprehensive income" accounts within shareholders' equity. Our interest rate swaps are treated as cash flow hedges and therefore $(1.7) million for 2008 was recorded in "Accumulated other comprehensive income." These amounts were not material during fiscal 2007 or 2006.

Earnings Per Share: The computation of basic earnings per common share is based upon the weighted average number of common shares outstanding and net income (loss). The computation of diluted earnings per common share reflects additional dilution from stock options and restricted stock awards, unless such options are antidilutive.

Stock-based Compensation: Effective October 2, 2005, the Company adopted SFAS No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"), which revised SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be measured at fair value and expensed in the consolidated statement of operations over the service period (generally the vesting period) of the grant. Upon adoption, the Company transitioned to SFAS No. 123(R) using the modified prospective application, under which compensation expense is only recognized in the consolidated statements of operations beginning with the first period that SFAS No. 123(R) is effective and continuing to be expensed thereafter.

Comprehensive Income: The Company has adopted SFAS No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting comprehensive income, which it defines as the changes in equity of an enterprise except those resulting from stockholder transactions.

Accumulated other comprehensive income consists of the following as of September 27, 2008 and September 29, 2007 (in thousands):

	2008	2007
Foreign currency translation adjustment	$ 12,494	$ 11,612
Change in fair market value of derivative instruments, net of tax	(1,720)	-
Accumulated other comprehensive income	$ 10,774	$ 11,612

The change in fair market value of derivative instruments, net of tax adjustment that is recorded to "Accumulated other comprehensive income" is more fully explained in Note 5 - Derivatives.

Conditional Asset Retirement Obligations: In March 2005, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"), which clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated even though uncertainty exists about the timing and/or method of settlement. Upon adoption of FIN 47 in the fourth quarter of fiscal 2006, we recorded an increase in property, plant and equipment, net of $0.1 million and recognized an asset retirement obligation of $0.6 million. This resulted in the recognition of a non-cash charge of $0.5 million ($0.5 million after-tax, or $0.01 per share) for the year ended September 30, 2006 that was reported as a cumulative effect of an accounting change. The liability is adjusted for any additions or deletions of related property, plant and equipment.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value of Financial Instruments: Accounts payable and accrued liabilities were reflected in the consolidated financial statements at cost because of the short-term duration of these instruments. Accounts receivable were reflected at net realizable value based on anticipated losses due to potentially uncollectible balances. Anticipated losses were based on management's analysis of historical losses and changes in customer credit status. The fair value of capital lease obligations was approximately $22.9 million and $28.5 million as of September 27, 2008 and September 29, 2007, respectively. The fair value of the Company's term loan debt was $120.4 million and $0 as of September 27, 2008 and September 29, 2007, respectively.

The Company uses quoted market prices when available or discounted cash flows to calculate these fair values.

Business and Credit Concentrations: Financial instruments that potentially subject the Company to concentrations of credit risk consisted of cash, cash equivalents, short-term investments and trade accounts receivable. In accordance with the Company's investment policy, the Company's cash, cash equivalents and short-term investments were placed with recognized financial institutions. The Company's investment policy limits the amount of credit exposure in any one issue and the maturity date of the investment securities that typically comprise investment grade short-term debt instruments. Concentrations of credit risk in accounts receivable resulting from sales to major customers are discussed in Note 13. The Company, at times, requires advanced cash deposits for services performed. The Company also closely monitors extensions of credit.

New Accounting Pronouncements: In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. SFAS No. 157 also expands financial statement disclosures about fair value measurements. On February 12, 2008, the FASB issued FASB Staff Position ("FSP") 157-2 ("FSP 157-2") which delays the effective date of SFAS No. 157 for one year, for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FAS No. 157 and FSP 157-2 are effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 157 and FSP 157-2 on its consolidated results of operations, financial position and cash flows.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115" ("SFAS No. 159"). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. The fair value option permits a company to choose to measure eligible items at specified election dates. A company will report unrealized gains and losses on items for which the fair value option has been elected in earnings after adoption. The effective date for SFAS No. 159 is as of the beginning of fiscal years that start subsequent to November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its consolidated results of operations, financial position and cash flows.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations" ("SFAS No. 141R"). SFAS No. 141R states that all business combinations (whether full, partial or step acquisitions) will result in all assets and liabilities of an acquired business being recorded at their fair values. Certain forms of contingent consideration and certain acquired contingencies will be recorded at fair value at the acquisition date. SFAS No. 141R also states acquisition costs will generally be expensed as incurred and restructuring costs will be expensed in periods after the acquisition date. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements — an amendment to ARB No. 51" ("SFAS 160"). SFAS No. 160 will change the accounting and reporting for minority interests, which will now be termed "non-controlling interests." SFAS No. 160 requires non-controlling interests to be presented as a separate component of equity and requires the amount of net income attributable to the parent and to the non-controlling interest to be separately identified on the consolidated statement of operations. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. The Company is currently assessing the impact of SFAS No. 160 on its consolidated results of operations, financial position and cash flows.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS No. 161"). This statement changes the disclosure requirements for derivative instruments and hedging activities. SFAS No. 161 requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently assessing the impact of SFAS No. 161 on its consolidated results of operations, financial position and cash flows.

2. Inventories

Inventories as of September 27, 2008 and September 29, 2007 consisted of (in thousands):

	2008	2007
Raw materials	$ 241,041	$ 194,596
Work-in-process	39,810	32,068
Finished goods	59,393	49,190
	$ 340,244	$ 275,854

3. Property, Plant and Equipment

Property, plant and equipment as of September 27, 2008 and September 29, 2007, consisted of (in thousands):

	2008	2007
Land, buildings and improvements	$ 103,047	$ 96,366
Machinery and equipment	200,001	171,392
Computer hardware and software	71,444	67,405
Construction in progress	11,827	10,696
	386,319	345,859
Less: accumulated depreciation and amortization	207,196	186,342
	$ 179,123	$ 159,517

As of September 27, 2008 and September 29, 2007, computer hardware and software includes $29.7 million and $29.3 million, respectively, related to a common Enterprise Resource Planning ("ERP") platform. As of September 27, 2008 and September 29, 2007, construction in process includes $3.1 million and $1.7 million, respectively, of manufacturing software implementation costs related to the common ERP platform. The conversion timetable and future project scope remain subject to change based upon our evolving needs and sales levels. Fiscal 2008, 2007 and 2006 amortization of the ERP platform totaled $3.1 million, $3.2 million and $3.3 million, respectively.

Assets held under capital leases and included in property, plant and equipment as of September 27, 2008 and September 29, 2007 consisted of (in thousands):

	2008	2007
Buildings and improvements	$ 29,228	$ 29,508
Machinery and equipment	616	616
	29,844	30,124
Less: accumulated amortization	5,839	4,235
	$ 24,005	$ 25,889

The building and improvements category in the above table includes a manufacturing facility in San Diego, California, which was closed during fiscal 2003 and is no longer used. The Company subleased a portion of the facility during fiscal 2003 and the remaining portion during fiscal 2005. The San Diego facility is recorded at the net present value of the sublease income, net of cash outflows for broker commissions and building improvements associated with the subleases. The net book value of the San Diego facility is reduced on a monthly basis by the amortization of the sublease cash receipts, net of certain cash outflows associated with the subleases. The net book value of the San Diego facility, adjusted for impairment, is approximately $14.0 million as of September 27, 2008.

Amortization of assets held under capital leases totaled $0.8 million, $0.4 million and $0.1 million for fiscal 2008, 2007 and 2006, respectively. There were no capital lease additions in fiscal 2008 and one capital lease addition in fiscal 2007.

As of September 27, 2008 and September 29, 2007, accounts payable included approximately $3.9 million and $7.9 million, respectively, related to the purchase of property, plant and equipment, which have been treated as non-cash transactions for purposes of the Consolidated Statements of Cash Flows.

In July 2006, the Company entered into a capital lease for $4.1 million for the expansion in Xiamen, China, which was treated as a non-cash transaction for purposes of the Consolidated Statement of Cash Flows.

4. Debt, Capital Lease Obligations and Other Financing

Debt and capital lease obligations as of September 27, 2008 and September 29, 2007, consisted of (in thousands):

	2008	2007
Debt:		
Borrowings under term loan, expiring on April 4, 2013, interest rate of base rate or LIBOR rate plus 1.25%. See also Note 5 Derivatives.	$ 146,250	$ -
Capital lease:		
Capital lease obligations for equipment and facilities located in San Diego, the United Kingdom and Xiamen, China, expiring on various dates through 2022; weighted average interest rates of 9.4% and 9.3% for fiscal 2008 and 2007, respectively.	24,976	26,802
Less: current portion	(16,694)	(1,720)
Long-term debt and capital lease obligations, net of current portion	$ 154,532	$ 25,082

The aggregate scheduled maturities of the Company's debt obligations as of September 27, 2008, are as follows (in thousands):

2009	$ 15,000
2010	15,000
2011	15,000
2012	15,000
2013	86,250
Total	$ 146,250

The aggregate scheduled maturities of the Company's obligations under capital leases as of September 27, 2008, are as follows (in thousands):

2009	$ 3,970
2010	4,048
2011	4,122
2012	4,265
2013	4,359
Thereafter	16,193
	36,957
Less: interest portion of capital leases	11,981
Total	$ 24,976

On April 4, 2008, the Company entered into a second amended and restated credit agreement (the "Amended Credit Facility") with a group of banks which allows the Company to borrow $150 million in term loans and $100 million in revolving loans. The $150 million in term loans was immediately funded and the $100 million revolving credit facility is currently available. The Amended Credit Facility is unsecured and the revolving credit facility may be increased by an additional $100 million (the "accordion feature") if the Company has not previously terminated all or any portion of the Amended Credit Facility, there is no event of default existing under the Amended Credit Facility and both the Company and the administrative agent consent to the increase. The Amended Credit Facility expires on April 4, 2013. Borrowings under the Amended Credit Facility may be either through term loans or revolving or swing loans or letter of credit obligations. As of September 27, 2008, the Company has term loan borrowings of $146.3 million outstanding and no revolving borrowings under the Amended Credit Facility.

The Amended Credit Facility amended and restated the Company's prior revolving credit facility ("Revolving Credit Facility") with a group of banks that allowed the Company to borrow up to $200 million of which $100 million was committed. The Revolving Credit Facility was due to expire on January 12, 2012 and was also unsecured. It also contained other terms and financial conditions, which were substantially similar to those under the Amended Credit Facility.

The Amended Credit Facility contains certain financial covenants, which include a maximum total leverage ratio, maximum value of fixed rentals and operating lease obligations, a minimum interest coverage ratio and a minimum net worth test, all as defined in the agreement. As of September 27, 2008, the Company was in compliance with all debt covenants. If the Company incurs an event of default, as defined in the Amended Credit Facility (including any failure to comply with a financial covenant), the group of banks has the right to terminate the remaining Revolving Credit Facility and all other obligations, and demand immediate repayment of all outstanding sums (principal and accrued interest). Interest on borrowing varies depending upon the Company's then-current total leverage ratio; as of September 27, 2008, the Company could elect to pay interest at a defined base rate or the LIBOR rate plus 1.25%. Rates would increase upon negative changes in specified Company financial metrics and would decrease upon reduction in the current total leverage ratio to no less than LIBOR plus 1.00%. The Company is also required to pay an annual commitment fee on the unused credit commitment based on its leverage ratio; the current fee is 0.30 percent. Unless the accordion feature is exercised, this fee applies only to the initial $100 million of availability (excluding the $150 million of term borrowings). Origination fees and expenses associated with the Amended Credit Facility totaled approximately $1.3 million and have been deferred. These origination fees and expenses will be amortized over the five-year term of the Amended Credit Facility. Equal quarterly principal repayments of the term loan of $3.75 million per quarter began June 30, 2008 and end on April 4, 2013 with a balloon repayment of $75.0 million.

The Amended Credit Facility allows for the future payment of cash dividends or the future repurchases of shares provided that no event of default (including any failure to comply with a financial covenant) is existing at the time of, or would be caused by, a dividend payment or a share repurchase.

Interest expense related to the commitment fee and amortization of deferred origination fees and expenses for the Amended Credit Facility totaled approximately $0.5 million, $0.6 million and $1.2 million for fiscal 2008, 2007 and 2006, respectively.

Cash paid for interest in fiscal 2008, 2007 and 2006 was $4.2 million, $2.8 million and $2.9 million, respectively.

5. Derivatives

All derivatives are recognized in the Consolidated Balance Sheets at their estimated fair value. On the date a derivative contract is entered into, the Company designates the derivative as a hedge of a recognized asset or liability (a "fair value" hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (a "cash flow" hedge), or a hedge of the net investment in a foreign operation. The Company does not enter into derivatives for speculative purposes. Changes in the fair value of a derivative that qualify as a fair value hedge are recorded in earnings along with the gain or loss on the hedged asset or liability. Changes in the fair value of a derivative that qualifies as a cash flow hedge are recorded in "Accumulated other comprehensive income" in the Consolidated Balance Sheets until earnings are affected by the variability of cash flows. Changes in the fair value of a derivative used to hedge the net investment in a foreign operation are recorded in the "Accumulated other comprehensive income" account within shareholders' equity.

In June 2008, the Company entered into three interest rate swap contracts related to the $150 million in term loans under the Amended Credit Facility that have a total notional value of $150 million and mature on April 4, 2013. These interest rate swap contracts will pay the Company variable interest at the three month LIBOR rate, and the Company will pay the counterparties a fixed interest rate. The fixed interest rates for each of these contracts are 4.415%, 4.490% and 4.435%, respectively. These interest rate swap contracts were entered into to convert $150 million of the variable rate term loan under the Amended Credit Facility into fixed rate debt. Based on the terms of the interest rate swap contracts and the underlying debt, these interest rate contracts were determined to be effective, and thus qualify as a cash flow hedge. As such, any changes in the fair value of these interest rate swaps are recorded in "Accumulated other comprehensive income" on the Consolidated Balance Sheets until earnings are affected by the variability of cash flows. The total fair value of these interest rate swap contracts is $3.0 million at September 27, 2008, and the Company has recorded this in "Other" current liabilities and "Other liabilities" in the accompanying Consolidated Balance Sheets.

6. Income Taxes

The domestic and foreign components of income (loss) before income taxes and cumulative effect of change in accounting principle for fiscal 2008, 2007 and 2006 consisted of (in thousands):

	2008	2007	2006
U.S.	$ 49,449	$ 51,706	$ 57,812
Foreign	53,166	32,548	25,540
	$ 102,615	$ 84,254	$ 83,352

Income tax expense (benefit) for fiscal 2008, 2007 and 2006 consisted of (in thousands):

	2008	2007	2006
Current:			
Federal	$ 15,593	$ 4,139	$ (31)
State	949	355	22
Foreign	1,367	(113)	839
	17,909	4,381	830
Deferred:			
Federal	443	14,110	(16,026)
State	25	806	(1,648)
Foreign	94	(761)	(334)
	562	14,155	(18,008)
	$ 18,471	$ 18,536	$ (17,178)

Following is a reconciliation of the federal statutory income tax rate to the effective income tax rates reflected in the Consolidated Statements of Operations for fiscal 2008, 2007 and 2006:

	2008	2007	2006
Federal statutory income tax rate	35.0%	35.0%	35.0%
Increase (decrease) resulting from:			
State income taxes, net of federal income tax benefit	1.6	2.1	3.0
Foreign income and tax rate differences	(18.5)	(16.5)	(12.3)
Change in valuation allowance	-	-	(46.9)
Other, net	(0.1)	1.4	0.6
Effective income tax rate	18.0%	22.0%	(20.6)%

The Company recorded income tax expense of $18.5 million for both fiscal 2008 and fiscal 2007. The reduction to the income tax expense recorded as compared to our normal statutory rates is primarily due to the effect of pre-tax income in Malaysia and China, which benefit from reduced effective tax rates due to tax holidays.

During fiscal 2006, the Company recorded minimal income tax expense as a result of the establishment in fiscal 2004 of a full valuation allowance on our U.S. deferred income tax assets as well as increased pre-tax income in Malaysia and China, which benefit from tax holidays, and reduced pre-tax income in the U.K.. In the fourth quarter of fiscal 2006, the Company reversed $17.7 million of the previously recorded valuation allowance as a credit to income taxes.

The components of the net deferred income tax asset as of September 27, 2008 and September 29, 2007, consisted of (in thousands):

	2008	2007
Deferred income tax assets:		
Loss carryforwards	$ 4,102	$ 6,290
Goodwill	5,098	5,661
Inventories	7,585	7,173
Accrued benefits	10,730	7,593
Allowance for bad debts	917	326
Other	4,453	2,829
Total gross deferred income tax assets	32,885	29,872
Less valuation allowance	(2,607)	(5,014)
Deferred income tax assets	30,278	24,858
Deferred income tax liabilities:		
Property, plant and equipment	7,597	4,121
Other	4,544	7,253
	12,141	11,374
Net deferred income tax asset	$ 18,137	$ 13,484

Under SFAS No. 109, "Accounting for Income Taxes," historical and projected financial results (along with any other positive or negative evidence) should be considered when assessing our ability to generate future taxable income and realize any net deferred income tax assets. The Company's U.S. operations generated significant pre-tax income in fiscal 2006. Based on our fiscal 2006 U.S. pre-tax income and an assessment of expected future profitability in the U.S., the Company concluded that it was more likely than not that the tax benefits of our cumulative net deferred income tax assets in the U.S. would be utilized in the future. Therefore, the Company reversed $17.7 million of the valuation allowance as noted above.

As a result of using the with-and-without method under SFAS No. 123(R), the Company recorded a valuation allowance against the amount of net operating loss and credit carryforwards related to tax deductions in excess of compensation expense for stock options until such time as the related deductions actually reduce income taxes payable. The Company recorded a valuation allowance of $16.7 million in fiscal 2006 against its $42.5 million net operating loss carryforwards as of September 30, 2006. During fiscal 2007 and 2008, the Company realized a reduction of its income taxes payable for all of its federal net operating loss carryforwards and a portion of its state net operating loss carryforwards. Consequently, the Company reversed approximately $15.0 million and $0.6 million of this valuation allowance with corresponding credits to additional paid in capital in fiscal 2007 and fiscal 2008, respectively.

In addition, there is a remaining valuation allowance of $1.5 million as of September 27, 2008 related to various state deferred income tax assets for which utilization is uncertain due to a lack of sustained profitability and limited carryforward periods in these states.

In October 2007, the Mexican Congress enacted a series of new tax laws, effective beginning on January 1, 2008. These laws did not have a material effect for our fiscal 2008 tax year. However, these laws could have a significant effect on the taxes levied on our Mexican income in the future.

In March 2007, the Chinese government made significant changes to its tax law with a bias toward a unified tax rate for domestic and foreign enterprises of 25 percent. The law was effective on January 1, 2008. The effect of the law on enterprises with agreed-upon incentives requires that their China federal taxes will be increased to the new unified tax rate over a five-year period beginning in calendar 2008. This law did not have a material effect on our income taxes for our fiscal 2008 tax year. However, depending upon the relative amount of income earned in China in the future, the increased tax rates on our China income could create a material effect.

In July 2005, a legislative body in the United Kingdom enacted the Finance Act (the "Finance Act"), which limits the deduction of interest expense incurred in the United Kingdom when the corresponding interest income earned by the other party is not taxable to such party. The Company currently extends loans from a U.S. subsidiary to a United Kingdom subsidiary, which is affected by the Finance Act. For fiscal 2008, 2007 and 2006, management provided income tax expense for the effect of the Finance Act on the non-deductibility of this interest expense based on proposed agreement with the tax authorities in the United Kingdom regarding the application of the Finance Act to the Company's circumstances.

The Company has been granted tax holidays for its Malaysian and Chinese subsidiaries. These tax holidays expire in 2019 and 2013, respectively, and are subject to certain conditions with which the Company expects to comply. In fiscal 2008, 2007 and 2006, these subsidiaries generated income, which resulted in tax reductions of approximately $13.6 million, $8.6 million and $6.9 million, respectively.

The Company does not provide for taxes that would be payable if undistributed earnings of foreign subsidiaries were remitted because the Company considers these earnings to be invested for an indefinite period. The aggregate undistributed earnings of the Company's foreign subsidiaries for which a deferred income tax liability has not been recorded is approximately $143.0 million as of September 27, 2008.

In October 2004, the American Jobs Creation Act of 2004 (the "Jobs Act") was signed into law in the United States. The Jobs Act includes a deduction of 85 percent of certain foreign earnings that are repatriated, as defined in the Jobs Act. During fiscal 2008, 2007 and 2006, the Company did not repatriate any qualified earnings pursuant to the Jobs Act.

As of September 27, 2008, the Company has approximately $67.3 million of state net operating loss carryforwards that expire between fiscal 2009 and 2026.

Cash paid for income taxes in fiscal 2008, 2007 and 2006 was $22.7 million, $2.2 million and $3.2 million, respectively.

In June 2006, the FASB issued interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements by standardizing the level of confidence needed to recognize uncertain tax benefits and the process for measuring the amount of benefit to recognize. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Effective at the beginning of fiscal 2008, the Company adopted FIN 48. Upon adoption, the Company recorded an increase in income tax liabilities for uncertain tax benefits and a decrease in valuation allowance of approximately $0.8 million, which resulted in no cumulative effect adjustment to retained earnings. During the three months ended June 28, 2008, approximately $1.0 million of valuation allowance was recorded to retained earnings as an out-of-period adjustment as a result of the additional review of the interaction between the assessment of valuation allowances and FIN 48. The Company does not believe the adjustment was material to its Consolidated Financial Statements for fiscal 2008, or any previously issued financial statements.

As required by FIN 48, the Company has classified the amounts recorded for uncertain tax positions in the Consolidated Balance Sheets as "Other liabilities" (non-current) to the extent that payment is not anticipated within one year. Prior year financial statements have not been restated. Presented below is a reconciliation of the beginning and ending amounts of unrecognized income tax benefits:

Balance at beginning of fiscal 2008	$ 4.6
Gross increases for tax positions of prior years	0.1
Gross decreases for tax positions of prior years	(0.2)
Gross increases for tax positions of the current year	1.6
Settlements	(0.1)
Lapse of statute of limitations	(0.1)
Balance at September 27, 2008	$ 5.9

Approximately $5.1 million and $3.8 million of the balances as of September 27, 2008, and at the beginning of fiscal 2008, respectively, would reduce the Company's effective tax rate if recognized.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. The total accrued penalties and net accrued interest with respect to income taxes was approximately $0.4 million and $0.1 million as of September 27, 2008, and upon the Company's adoption of FIN 48 at the beginning of fiscal 2008, respectively. The Company recognized $0.4 million of expense for accrued penalties and net accrued interest in the Consolidated Statements of Operations for the year ended September 27, 2008.

It is reasonably possible that a number of uncertain tax positions related to federal and state tax positions may be settled within the next 12 months. Settlement of these matters is not expected to have a material effect on the Company's consolidated results of operations, financial position and cash flows.

Upon adoption, the Company had tax years from fiscal 2004 and forward open and subject to examination by the Internal Revenue Service ("IRS"). For the major state tax jurisdictions, the Company has fiscal 2001 and forward open and subject to examination.

7. Shareholders' Equity

On February 25, 2008, the Company announced approval by its board of directors of a new share repurchase program authorizing the Company to repurchase up to $200 million of common stock. The new repurchase authorization replaced the Company's existing authorization to repurchase up to $25 million in common stock.

Also on February 25, 2008, the Company entered into two accelerated stock repurchase ("ASR") agreements with Morgan Stanley & Co. Incorporated ("Morgan Stanley") to repurchase an aggregate of $100 million of its common stock. On February 26, 2008, the Company paid $100 million to Morgan Stanley in exchange for a variable number of shares over a variable period of time. The final total number of shares to be repurchased under the ASR agreements was based generally on the volume-weighted average price of the Company's common stock during the term of the agreements. Purchases under one of the ASR agreements were subject to collar provisions that established minimum and maximum numbers of shares based on the average price at which Morgan Stanley purchases shares over an initial hedge period to establish its hedge position. Under the collared ASR agreement, the Company's common stock repurchases totaled $50 million. The remaining $50 million of share repurchases under the ASR program were not subject to collar provisions. On April 24, 2008, the Company completed its ASR program with a total of 3.8 million shares purchased at a volume-weighted average price of $26.51 per share.

In addition to the ASR agreements, the Company announced that the remaining $100 million of authorized share repurchases would be repurchased in the open market. The Company repurchased 3.6 million shares at a volume-weighted average price of $27.25 per share in the open market. Therefore, the Company completed the $200 million share repurchase program with a total purchase of 7.4 million shares at a volume-weighted average price of $26.87 per share. The Company's Amended Credit Facility allows the Company to repurchase its common shares and pay cash dividends as long as it remains in compliance with the various covenants (see Note 4).

As of August 28, 2008, the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.01 per share, of the Company. The dividend was payable on September 26, 2008 to the shareholders of record upon the close of business on September 12, 2008. Each Right entitled the registered holder to purchase from the Company one one-hundredth of a share of Series B Junior Participating Preferred Stock, $0.01 par value per share ("Preferred Share"), of the Company, at a price of $125.00 per one one-hundredth of a Preferred Share, subject to adjustment. The Rights will expire on August 28, 2018, subject to extension. This was the renewal of a similar plan that expired on August 12, 2008.

8. Earnings Per Share

The following is a reconciliation of the amounts utilized in the computation of basic and diluted earnings per share (in thousands, except per share amounts):

	Years Ended		
	September 27, 2008	September 29, 2007	September 30, 2006
Earnings:			
Income before cumulative effect of change in accounting principle	$ 84,144	$ 65,718	$ 100,530
Cumulative effect of change in accounting principle, net of income taxes	-	-	(505)
Net income	$ 84,144	$ 65,718	$ 100,025
Basic weighted average common shares outstanding	43,340	46,312	45,146
Dilutive effect of stock options	510	427	1,344
Diluted weighted average shares outstanding	43,850	46,739	46,490
Basic earnings per share:			
Income before cumulative effect of change in accounting principle	$ 1.94	$ 1.42	$ 2.23
Cumulative effect of change in accounting principle, net of income taxes	-	-	(0.01)
Net income	$ 1.94	$ 1.42	$ 2.22
Diluted earnings per share:			
Income before cumulative effect of change in accounting principle	$ 1.92	$ 1.41	$ 2.16
Cumulative effect of change in accounting principle, net of income taxes	-	-	(0.01)
Net income	$ 1.92	$ 1.41	$ 2.15

In fiscal 2008, stock options and stock-settled stock appreciation rights ('SARs") to purchase approximately 1.5 million shares were outstanding but were not included in the computation of diluted earnings per share because the options' and SARs' exercise prices were greater than the average market price of the common shares and, therefore, their effect would be antidilutive. In fiscal 2007 and 2006, options to purchase 1.9 million and 0.9 million shares, respectively, of common stock were outstanding but not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares and, therefore, their effect would be antidilutive.

9. Operating Lease Commitments

The Company has a number of operating lease agreements primarily involving manufacturing facilities, manufacturing equipment and computerized design equipment. These leases are non-cancelable and expire on various dates through 2016. Rent expense under all operating leases for fiscal 2008, 2007 and 2006 was approximately $11.5 million, $10.6 million and $10.4 million, respectively. Renewal and purchase options are available on certain of these leases. Rental income from subleases amounted to $0, $0, and $0.2 million in fiscal 2008, 2007 and 2006, respectively.

Future minimum annual payments on operating leases are as follows (in thousands):

2009	$ 10,095
2010	6,725
2011	5,829
2012	5,579
2013	5,024
Thereafter	9,397
	$ 42,649

10. Restructuring and Impairment Costs

Fiscal 2008 restructuring and impairment costs: For fiscal 2008, we recorded pre-tax restructuring and asset impairment costs of $2.1 million, related to the closure of our Ayer, Massachusetts ("Ayer") facility and the restructuring of our workforce in Juarez, Mexico ("Juarez"). The details of these fiscal 2008 restructuring actions are listed below:

Ayer Facility Closure: During the fourth quarter of fiscal 2008, we announced our intention to close our Ayer facility. In fiscal 2008, we recorded pre-tax restructuring charges of $1.9 million, related to severance for 170 impacted employees and costs to retain certain employees. In addition to the costs in fiscal 2008, approximately $0.4 million of costs related to the disposal of certain assets and costs to exit the leased facility are expected to be incurred through the second fiscal quarter of 2009. The closure of the facility is expected by March 2009.

Other Restructuring Costs. In fiscal 2008, we recorded pre-tax restructuring costs of $0.2 million related to severance at our Juarez facility. The Juarez workforce reductions affected approximately 20 employees.

Fiscal 2007 restructuring and asset impairment costs: For fiscal 2007, we recorded pre-tax restructuring and asset impairment costs of $1.8 million, related to the closure of our Maldon, England ("Maldon") facility and the reduction of our workforces in Juarez and Kelso, Scotland ("Kelso"). The details of these fiscal 2007 restructuring actions are listed below:

Maldon Facility Closure: The Maldon facility ceased production on December 12, 2006, and its closure resulted in a workforce reduction of 75 employees at a cost of $0.5 million. During the second fiscal quarter, the Company sold the Maldon facility for $4.4 million and recorded a $0.4 million gain on this transaction.

Other Restructuring Costs. In fiscal 2007, we recorded pre-tax restructuring costs of $1.0 million related to severance at our Juarez facility. The Juarez workforce reductions affected approximately 125 employees. During fiscal 2007, we also recorded pre-tax restructuring costs of $0.3 million related to severance at our Kelso facility. The Kelso workforce reductions affected approximately 10 employees.

Fiscal 2006 restructuring and asset impairment costs: For fiscal 2006, the Company recorded pre-tax restructuring and asset impairment costs of $1.0 million, related to the decision to close its Maldon facility and to reduce the workforce in Juarez. For fiscal 2006, these restructuring costs were offset by reductions in lease obligations of $0.8 million, as a result of the Company entering into lease termination or sublease agreements for three of its previously closed facilities in the Bothell and Seattle, Washington area, as well as favorable adjustments totaling $0.2 million for fiscal 2006, related to other restructuring accruals. The details of the fiscal 2006 restructuring actions are listed below:

Maldon Facility Closure: The Company announced in July 2006 its intention to close the Maldon facility. In fiscal 2006 the Company recorded $0.5 million for severance and asset impairments related to the expected closure of the Maldon facility. This restructuring affected 75 employees.

Maldon Facility Conversion: In the third quarter of fiscal 2005, the Company announced a planned workforce reduction at the Maldon facility as the Company decided to convert this manufacturing facility to a fulfillment, service and repair facility. As a result of this planned conversion, the Company recorded expenses of $0.2 million for retention costs in fiscal 2006 related to the workforce reduction as part of the Maldon facility conversion. This restructuring affected 43 employees.

Other Restructuring Costs. For fiscal 2006, the Company recorded pre-tax restructuring costs of $0.3 million related to severance at its Juarez facility. The Juarez workforce reductions affected approximately 46 employees.

A detail of restructuring and impairment costs are provided below (in thousands):

	Employee Termination and Severance Costs	Lease Obligations and Other Exit Costs	Non-cash Asset Impairments	Total
Accrued balance, October 1, 2005	$ 519	$ 11,503	$ -	$ 12,022
Restructuring and impairments costs	889	-	59	948
Adjustment to provisions	-	(948)	-	(948)
Accretion of lease	-	238	-	238
Amount utilized	(947)	(8,657)	(59)	(9,663)
Accrued balance, September 30, 2006	461	2,136	-	2,597
Restructuring and impairments costs	1,966	-	-	1,966
Adjustment to provisions	(104)	(24)	-	(128)
Amount utilized	(1,334)	(2,112)	-	(3,446)
Accrued balance, September 29, 2007	989	-	-	989
Restructuring and impairments costs	2,350	-		2,350
Adjustment to provisions	(231)	-	-	(231)
Amount utilized	(1,070)	-	-	(1,070)
Accrued balance, September 27, 2008	$ 2,038	$ -	$ -	$ 2,038

As of September 27, 2008, all of the remaining employee termination and severance costs are expected to be paid in the next twelve months and are included in the Consolidated Balance Sheets in other current accrued liabilities.

For a detail of restructuring and impairment costs by reportable segment, see Note 13 – Reportable Segment, Geographic Information and Major Customers.

11. Benefit Plans

Employee Stock Purchase Plans: Under the shareholder-approved 2005 Employee Stock Purchase Plan (the "2005 Purchase Plan"), the Company could issue up to 1.2 million shares of its common stock. The terms of the 2005 Purchase Plan originally allowed for qualified employees to participate in the purchase of the Company's common stock at a price equal to the lower of 85 percent of the average high and low stock price at the beginning or end of each semi-annual stock purchase period. The 2005 Purchase Plan was effective on July 1, 2005.

As subsequently amended, the 2005 Purchase Plan allowed qualified employees to purchase the Company's common stock at a price equal to 95 percent of the average high and low stock price at the end of each semi-annual purchase period. The effect of the amendment was to reduce the discount available to employees who purchase shares under the 2005 Purchase Plan. With the amendment, the Company did not record any compensation expense related to the 2005 Purchase Plan under SFAS No. 123(R) in fiscal 2008 and 2007.

The Company issued 6,976 shares and 17,751 shares under the 2005 Purchase Plan during the fiscal years ended September 27, 2008 and September 29, 2007, respectively. Purchases under the 2005 Purchase Plan were terminated by the board of directors in January 2008. Therefore, no additional shares will be offered or issued under the 2005 Purchase Plan, which will expire in 2010.

401(k) Savings Plan: The Company's 401(k) Savings Plan covers all eligible U.S. employees. The Company matches employee contributions, after one year of service, up to 2.5 percent of eligible earnings. The Company's contributions for fiscal 2008, 2007 and 2006 totaled $2.8 million, $2.4 million and $2.2 million, respectively.

Stock-based Compensation Plans: In February 2008, the Company's shareholders approved the Plexus Corp. 2008 Long-Term Incentive Plan (the "2008 Plan"), a stock-based incentive plan for officers, key employees and directors; the 2008 Plan includes provisions by which the Company may grant stock-based awards, including stock options, stock-settled stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs") and performance stock, in addition to long-term cash awards, to directors, executive officers and other officers and key employees. The maximum number of shares of Plexus common stock which may be issued pursuant to the 2008 Plan is 5,500,000 shares; in addition, long-term cash awards of up to $1.5 million may be granted annually. The exercise price of each stock option and SAR granted must not be less than the fair market value on the date of grant. The Compensation and Leadership Development Committee (the "Committee") of the board of directors may establish a term and vesting period for stock options, SARs and other awards under the 2008 Plan as well as accelerate the vesting of such awards. Currently, stock options vest in two annual installments and have a term of ten years, SARs vest in two annual installments and have a term of seven years, and RSUs fully vest on the third anniversary of the grant date (assuming continued employment), which is also the date as of which the underlying shares will be issued.

The 2008 Plan replaces the shareholder-approved 2005 Equity Incentive Plan (the "2005 Plan"). The 2005 Plan constituted a stock-based incentive plan for the Company and included provisions by which the Company could grant stock-based awards to directors, executive officers and other officers and key employees. The maximum number of shares of Plexus common stock that could be issued pursuant to the 2005 Plan was 2.7 million shares, all of which could be issued pursuant to stock options, although up to 1.2 million shares could be issued pursuant to the following: up to 0.6 million shares as SARs and up to 0.6 million shares as RSUs. The exercise price of each stock option granted must have been not less than the fair market value on the date of grant. The Committee could establish the term and vesting period of stock options, as well as accelerate the vesting of stock options. Unless otherwise directed by the Committee, stock options vested over a three-year period from date of grant and had a term of ten years. In fiscal 2007, the Committee established that the vesting period for stock options would be two years. The 2005 Plan terminated upon the approval of the 2008 Plan, except that outstanding awards continue until expiration.

During fiscal 2007, the Committee changed the timing of stock option grants so that they would be determined annually, but granted on a quarterly basis going forward. In fiscal 2008, the Committee continued that practice under the 2008 Plan and extended it to grants of SARs. However, grants of RSUs and long-term cash awards are made only on an annual basis.

For options issued to the members of the board of directors in fiscal 2008, fiscal 2007 and fiscal 2006, 50 percent of their stock options vested immediately at the date of grant. Their remaining stock options vested over one year.

The Company granted options, SARs and RSUs to purchase 2.1 million shares of the Company's common stock under the 2005 Plan from the approval date of the 2005 Plan through September 27, 2008. In fiscal 2008, the Company granted options to purchase 0.1 million shares of the Company's stock, which had a term of ten years and 0.2 million stock-settled SARs, which had a term of seven years. Additionally, the Committee made awards of RSUs for 0.1 million shares of common stock and long-term cash awards that totaled $0.7 million, all of which vest on the third anniversary of grant. Under the 2008 Plan, the Company granted options to purchase 0.1 million shares of the Company's common stock and 0.2 million stock-settled SARs from the approval date of the 2008 Plan through September 27, 2008.

The Company recognized $8.7 million of compensation expense associated with stock options and SARs for the fiscal year ended September 27, 2008, and $6.2 million and $3.0 million of compensation expense associated with stock options for the fiscal years ended September 29, 2007 and September 30, 2006, respectively. No SARs were granted in fiscal 2007 or 2006.

A summary of the Company's stock option and SAR activity follows:

	Number of Shares (in thousands)	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)
Outstanding as of October 1, 2005	4,954	$ 17.55	
Granted	816	39.99	
Cancelled	(44)	31.89	
Exercised	(2,478)	14.68	
Outstanding as of September 30, 2006	3,248	$ 25.18	
Granted	443	22.64	
Cancelled	(138)	36.14	
Exercised	(175)	10.95	
Outstanding as of September 29, 2007	3,378	$ 25.13	
Granted	563	26.62	
Cancelled	(185)	36.66	
Exercised	(363)	14.93	
Outstanding as of September 27, 2008	3,393	$ 25.88	$ 7,488

	Shares (in thousands)	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)
Exercisable as of:			
September 30, 2006	2,485	$ 20.32	
September 29, 2007	2,558	$ 22.72	
September 27, 2008	2,533	$ 24.78	$ 7,428

Included in the table above are 308,955 SARs, which were granted in fiscal 2008.

The following table summarizes outstanding stock option and SAR information as of September 27, 2008 (shares in thousands):

Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life	Number of Shares Exercisable	Weighted Average Exercise Price
$ 8.97 - $13.45	434	$ 11.51	5.3	434	$ 11.51
$13.46 - $20.18	529	$ 15.46	4.2	516	$ 15.41
$20.19 - $30.28	1,333	$ 24.25	6.3	789	$ 24.00
$30.29 - $61.19	1,097	$ 38.56	5.1	794	$ 38.91
$ 8.97 - $61.19	**3,393**	**$ 25.88**	**5.5**	**2,533**	**$ 24.78**

The Company continues to use the Black-Scholes valuation model to value options and SARs. The Company used its historical stock prices as the basis for its volatility assumptions. The assumed risk-free rates were based on U.S. Treasury rates in effect at the time of grant with a term consistent with the expected option and SAR lives. The expected option and SAR lives represent the period of time that the options and SARs granted are expected to be outstanding and were based on historical experience.

The weighted average fair value per share of options and SARs issued for the fiscal years ended September 27, 2008, September 29, 2007, and September 30, 2006 were $11.30, $11.05 and $20.04, respectively. The fair value of each option and SAR grant was estimated at the date of grant using the Black-Scholes option-pricing model based on the assumption ranges below:

	Years Ended		
	September 27, 2008	**September 29, 2007**	**September 30, 2006**
Expected life (years)	3.75 – 5.48	3.75 – 5.48	3.75 – 5.48
Risk-free interest rate	2.59 – 5.00%	3.69 – 5.00%	2.43 – 5.00%
Expected volatility	46 – 66%	50 - 67%	51 - 85%
Weighted average volatility	53%	57%	64%
Dividend yield	-	-	-

The fair value of options vested for fiscal years ended September 27, 2008, September 29, 2007 and September 30, 2006 were $5.0 million, $4.3 million and $0.9 million, respectively.

For the fiscal years ended September 27, 2008 and September 29, 2007, the total intrinsic value of options exercised was $4.9 million and $1.9 million, respectively.

As of September 27, 2008, there was $8.9 million of unrecognized compensation cost related to non-vested options and SARs that is expected to be recognized over a weighted average period of 1.08 years.

A summary of the Company's RSU awards activity follows:

	Number of Shares (in thousands)	**Weighted Average Fair Value at Date of Grant**	**Aggregate Intrinsic Value (in thousands)**
Units outstanding as of September 29, 2007	-	$ -	
Granted	104	30.54	
Cancelled	(5)	30.54	
Vested	-	-	
Units outstanding as of September 27, 2008	99	$ 30.54	$ -

The Company uses the fair value at the date of grant to value RSUs. As of September 27, 2008, there was $2.2 million of total unrecognized compensation cost related to restricted stock unit awards granted under the 2005 Plan.

Deferred Compensation Arrangements: In September 1996, the Company entered into agreements with certain of its former executive officers to provide nonqualified deferred compensation. Under those agreements, the Company agreed to pay to these former executives, or their designated beneficiaries upon such executives' deaths, certain amounts annually for the first 15 years subsequent to their retirements. Life insurance contracts owned by the Company fund this plan.

In fiscal 2000, the Company established a supplemental executive retirement plan (the "SERP") as an additional deferred compensation plan for executive officers and other key employees. Under the SERP, a covered executive may elect to defer some or all of the participant's compensation into the plan, and the

Company may credit the participant's account with a discretionary employer contribution. Participants are entitled to payment of deferred amounts and any related earnings upon termination or retirement from Plexus.

In fiscal 2003, due to changes in the law, Plexus terminated a split-dollar life insurance program under the SERP and replaced it with a rabbi trust arrangement (the "Trust"). The Trust allows investment of deferred compensation held on behalf of the participants into individual accounts and, within these accounts, into one or more designated investments. Investment choices do not include Plexus stock. During fiscal 2003, the cash value proceeds that were received upon the surrender of the split-dollar life insurance policies attributable to each plan participant totaled approximately $0.4 million and were placed in the Trust. In fiscal 2008, 2007 and 2006, the Company made contributions to the participants' SERP accounts in the amount of $0.5 million, $0.4 million and $0.3 million, respectively. The increase in the Company's contributions in fiscal 2006 was the result of the Company's board of directors' determination to increase the Company's discretionary contributions to the greater of 7 percent of the executive's total target cash compensation less the Company's permitted contributions to the executive's 401(k) Savings Plan account or $13,500. The contributions were made in fiscal 2006 as though this policy had been in effect for fiscal 2005 as well.

As of September 27, 2008 and September 29, 2007, the SERP assets held in the Trust totaled $5.1 million and $5.1 million, respectively and the related liability to the participants totaled approximately $3.7 million and $4.8 million, respectively. The Trust assets are subject to the claims of the Company's creditors. The Trust assets and the related liabilities to the participants are included in "Other assets" and "Other liabilities", respectively, in the accompanying Consolidated Balance Sheets.

Other: The Company is not obligated to provide any post retirement medical or life insurance benefits to employees.

12. Litigation

Two securities class action lawsuits were filed in the United States District Court for the Eastern District of Wisconsin on June 25 and June 29, 2007, against the Company and certain Company officers and/or directors. On November 7, 2007, the two actions were consolidated, and a consolidated class action complaint was filed on February 1, 2008. The consolidated complaint names the Company and the following individuals as defendants: Dean A. Foate, President, Chief Executive Officer and a Director of the Company; F. Gordon Bitter, the Company's former Senior Vice President and Chief Financial Officer; and Paul Ehlers, the Company's former Executive Vice President and Chief Operating Officer. The consolidated complaint alleges securities law violations and seeks unspecified damages relating generally to the Company's statements regarding its defense sector business in early calendar 2006. On April 15, 2008, the Company and the individual defendants filed a motion to dismiss the consolidated class action complaint. The plaintiff is opposing the dismissal. The briefing on the defendants' motion has been completed; however, the Court has not yet held a hearing or ruled on the motion.

The Company believes the allegations in the consolidated complaint are wholly without merit and it intends to vigorously defend against them. Since these matters are in the preliminary stages, the Company is unable to predict the scope or outcome or quantify their eventual impact, if any, on the Company. At this time, the Company is also unable to estimate associated expenses or possible losses. The Company maintains insurance that may reduce its financial exposure for defense costs and liability for an unfavorable outcome, should it not prevail.

The Company is party to certain lawsuits in the ordinary course of business. Management does not believe that these proceedings, individually or in the aggregate, will have a material adverse effect on the Company's consolidated results of operations, financial position or cash flows. Due to their immateriality, all expenses associated with these lawsuits are expensed as incurred.

13. Reportable Segment, Geographic Information and Major Customers

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131") establishes standards for reporting information about segments in financial statements. Reportable segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or group, in assessing performance and allocating resources.

The Company uses an internal management reporting system, which provides important financial data to evaluate performance and allocate the Company's resources on a geographic basis. Net sales for segments are attributed to the region in which the product is manufactured or service is performed. The services provided, manufacturing processes used, class of customers serviced and order fulfillment processes used are similar and generally interchangeable across the segments. A segment's performance is evaluated based upon its operating income (loss). A segment's operating income (loss) includes its net sales less cost of sales and selling and administrative expenses, but excludes corporate and other costs, interest expense, interest income, other income (expense) and income tax expense (benefit). Corporate and other costs primarily represent corporate selling and administrative expenses, and restructuring and impairment costs. These costs are not allocated to the segments, as management excludes such costs when assessing the performance of the segments. Inter-segment transactions are generally recorded at amounts that approximate arm's length transactions. The accounting policies for the regions are the same as for the Company taken as a whole.

Information about the Company's four reportable segments in fiscal 2008, 2007 and 2006 were as follows (in thousands):

	Years Ended		
	September 27, 2008	**September 29, 2007**	**September 30, 2006**
Net sales:			
United States	$1,267,885	$1,080,665	$1,052,496
Asia	574,079	427,237	315,442
Mexico	78,296	76,254	87,338
Europe	68,837	68,276	94,327
Elimination of inter-segment sales	(147,475)	(106,168)	(89,046)
	$1,841,622	$1,546,264	$1,460,557
Depreciation and amortization:			
United States	$ 8,994	$ 9,494	$ 9,701
Asia	12,471	8,641	5,631
Mexico	1,791	2,044	1,399
Europe	836	764	1,020
Corporate	5,127	5,645	5,559
	$ 29,219	$ 26,588	$ 23,310
Operating income (loss):			
United States	$ 116,143	$ 97,019	$ 103,074
Asia	59,535	40,700	27,832
Mexico	(2,693)	(11,581)	(4,170)
Europe	7,259	3,747	3,569
Corporate and other costs	(77,417)	(50,447)	(50,043)
	$ 102,827	$ 79,438	$ 80,262
Capital expenditures:			
United States	$ 18,078	$ 7,457	$ 10,323
Asia	27,556	31,397	18,453
Mexico	2,900	5,367	880
Europe	1,485	754	380
Corporate	4,310	2,862	4,829
	$ 54,329	$ 47,837	$ 34,865

	September 27, 2008	September 29, 2007
Total assets:		
United States	$ 418,534	$ 381,947
Asia	304,252	224,135
Mexico	41,671	28,340
Europe	97,874	94,814
Corporate	129,899	187,280
	$ 992,230	$ 916,516

The following enterprise-wide information is provided in accordance with SFAS No. 131. Net sales to unaffiliated customers were based on the Company's location providing product or services (in thousands):

	Years ended		
	September 27, 2008	September 29, 2007	September 30, 2006
Net sales:			
United States	$ 1,267,885	$1,080,665	$1,052,496
Malaysia	486,751	357,144	260,922
Mexico	78,296	76,254	87,338
China	87,328	70,093	54,520
United Kingdom	68,837	68,276	94,327
Elimination of inter-segment sales	(147,475)	(106,168)	(89,046)
	$1,841,622	$1,546,264	$1,460,557

	September 27, 2008	September 29, 2007
Long-lived assets:		
Malaysia	$ 71,369	$ 61,576
United States	38,900	31,687
United Kingdom	15,238	16,290
China	10,398	6,622
Mexico	7,111	6,059
Corporate	43,382	45,345
	$ 186,398	$ 167,579

Long-lived assets as of September 27, 2008 and September 29, 2007 exclude other long-term assets and deferred income tax assets which totaled $18.9 million and $14.8 million, respectively.

Restructuring and impairment costs are not allocated to reportable segments, as management excludes such costs when assessing the performance of the reportable segments, but rather includes such costs within the "Corporate and other costs" section of the above table of operating income (loss). In fiscal 2008, 2007 and 2006, the Company incurred restructuring and impairment costs (see Note 10) which were associated with various segments (in thousands):

	Years Ended		
	September 27, 2008	September 29, 2007	September 30, 2006
Restructuring and impairment costs:			
United States	$ 1,852	$ (24)	$ (1,018)
Asia	-	-	-
Mexico	267	1,053	346
Europe	-	809	672
Corporate	-	-	-
	$ 2,119	$ 1,838	$ -

The percentages of net sales to customers representing 10 percent or more of total net sales for the indicated periods were as follows:

	Years Ended		
	September 27, 2008	**September 29, 2007**	**September 30, 2006**
Juniper Networks, Inc. ("Juniper")	20%	21%	19%
General Electric Company ("GE")	*	10%	12%

*Represents less than 10 percent of total net sales

For our significant customers, we generally manufacture products in more than one location. Net sales to Juniper, our largest customer, occur in the United States and Asia reportable segments. Net sales to GE, another significant customer, occur in the United States, Asia, Mexico and Europe reportable segments.

The percentages of accounts receivable from customers representing 10 percent or more of total accounts receivable for the indicated periods were as follows:

	September 27, 2008	**September 29, 2007**
Juniper	20%	21%
Defense customer	*	14%

*Represents less than 10 percent of total accounts receivable

No other customers represented ten percent or more of the Company's total net sales or total trade receivable balances as of September 27, 2008 and September 29, 2007.

14. Guarantees

The Company offers certain indemnifications under its customer manufacturing agreements. In the normal course of business, the Company may from time to time be obligated to indemnify its customers or its customers' customers against damages or liabilities arising out of the Company's negligence, misconduct, breach of contract, or infringement of third party intellectual property rights. Certain of the agreements have extended broader indemnification rights, and while most agreements have contractual limits, some do not. However, the Company generally does not provide for such indemnities, and seeks indemnification from its customers, for damages or liabilities arising out of the Company's adherence to customers' specifications or designs, or use of materials furnished, or directed to be used, by its customers. The Company does not believe its obligations under such indemnities are material.

In the normal course of business, the Company also provides its customers a limited warranty covering workmanship, and in some cases materials, on products manufactured by the Company. Such warranty generally provides that products will be free from defects in the Company's workmanship and meet mutually agreed upon specifications for periods generally ranging from 12 months to 24 months. If a product fails to comply with the Company's limited warranty, the Company's obligation is generally limited to correcting, at its expense, any defect by repairing or replacing such defective product. The Company's warranty generally excludes defects resulting from faulty customer-supplied components, design defects or damage caused by any party or cause other than the Company.

The Company provides for an estimate of costs that may be incurred under its limited warranty at the time product revenue is recognized and establishes additional reserves for specifically identified product issues. These costs primarily include labor and materials, as necessary, associated with repair or replacement and are included in our Consolidated Balance Sheets in other current accrued liabilities. The primary factors that affect the Company's warranty liability include the value and the number of shipped units and historical and anticipated rates of warranty claims. As these factors are impacted by actual experience and future expectations, the Company assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Below is a table summarizing the activity related to the Company's limited warranty liability for the fiscal years 2008 and 2007 (in thousands):

Limited warranty liability, as of September 30, 2006	$ 3,029
Accruals for warranties issued during the period	2,571
Settlements (in cash or in kind) during the period	(557)
Limited warranty liability, as of September 29, 2007	5,043
Accruals for warranties issued during the period	350
Settlements (in cash or in kind) during the period	(1,341)
Limited warranty liability, as of September 27, 2008	$ 4,052

15. Subsequent Event

On September 29, 2008, the Company completed the purchase of a facility in Appleton, Wisconsin for approximately $7.5 million. Cash settlement of the purchase price was made upon closing. This facility will add approximately 205,000 manufacturing square feet to our United States footprint.

16. Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for fiscal 2008 and 2007 consisted of (in thousands, except per share amounts):

2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$ 458,251	$ 451,049	$ 456,352	$ 475,970	$1,841,622
Gross profit	55,554	51,552	48,832	49,823	205,761
Net income	27,285	22,110	17,432	17,318	84,144
Earnings per share:					
Basic	$ 0.59	$ 0.48	$ 0.42	$ 0.44	$ 1.94
Diluted	$ 0.58	$ 0.48	$ 0.41	$ 0.43	$ 1.92

2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$ 380,835	$ 360,175	$ 379,574	$ 425,679	$1,546,264
Gross profit	39,655	31,642	38,522	53,719	163,539
Net income	15,117	10,158	15,540	24,903	65,718
Earnings per share:					
Basic	$ 0.33	$ 0.22	$ 0.34	$ 0.54	$ 1.42
Diluted	$ 0.32	$ 0.22	$ 0.33	$ 0.53	$ 1.41

The annual total amounts may not equal the sum of the quarterly amounts due to rounding. Earnings per share is computed independently for each quarter.

* * * * *

Plexus Corp. and Subsidiaries
Schedule II – Valuation and Qualifying Accounts

For the fiscal years ended September 27, 2008, September 29, 2007 and September 30, 2006 (in thousands):

Descriptions	Balance at beginning of period	Additions charged to costs and expenses	Additions charged to other accounts	Deductions	Balance at end of period
Fiscal Year 2008:					
Allowance for losses on accounts receivable (deducted from the asset to which it relates)	$ 900	$ 1,603	$ -	$ 3	$ 2,500
Valuation allowance on deferred income tax assets (deducted from the asset to which it relates)	$ 5,014	$ -	$ -	$ 2,407	$ 2,607
Fiscal Year 2007:					
Allowance for losses on accounts receivable (deducted from the asset to which it relates)	$ 1,100	$ 328	$ -	$ 528	$ 900
Valuation allowance on deferred income tax assets (deducted from the asset to which it relates)	$ 20,011	$ -	$ -	$ 14,997	$ 5,014
Fiscal Year 2006:					
Allowance for losses on accounts receivable (deducted from the asset to which it relates)	$ 3,000	$ 464	$ -	$ 2,364	$ 1,100
Valuation allowance on deferred income tax assets (deducted from the asset to which it relates)	$ 40,551	$ -	$ -	$ 20,540	$ 20,011

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLEXUS CORP. (Registrant)

By: /s/ Dean A. Foate
Dean A. Foate, President and Chief Executive Officer

November 14, 2008

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dean A. Foate, Ginger M. Jones and Angelo M. Ninivaggi, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and any other regulatory authority, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirement of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the date indicated.*

SIGNATURE AND TITLE

/s/ Dean A. Foate Dean A. Foate, President, Chief Executive Officer and Director (Principal Executive Officer)	/s/ Stephen P. Cortinovis Stephen P. Cortinovis, Director
/s/ Ginger M. Jones Ginger M. Jones, Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	/s/ David J. Drury David J. Drury, Director
/s/ John L. Nussbaum John L. Nussbaum, Chairman and Director	/s/ Peter Kelly Peter Kelly, Director
/s/ Ralf R. Böer Ralf R. Böer, Director	/s/ Michael V. Schrock Michael V. Schrock, Director
/s/ Dr. Charles M. Strother Dr. Charles M. Strother, Director	/s/ Mary A. Winston Mary A. Winston, Director

* Each of the above signatures is affixed as of November 14, 2008.

EXHIBIT INDEX

PLEXUS CORP.
Form 10-K for Year Ended September 29, 2008

Exhibit No.	Exhibit	Incorporated By Reference To	Filed Herewith
3(i)	(a) Restated Articles of Incorporation of Plexus Corp., as amended through August 27, 2008	Exhibit 3(i) to Plexus' Report on Form 10-Q for the quarter ended March 31, 2004	
	(b) Articles of Amendment, dated August 28, 2008, to the Restated Articles of Incorporation	Exhibit 3.1 to Plexus' Report on Form 8-K dated August 28, 2008	
3(ii)	Bylaws of Plexus Corp., as amended through February 13, 2008	Exhibit 3.1 to Plexus' Report on Form 8-K dated February 13, 2008	
4.1	Restated Articles of Incorporation of Plexus Corp., as amended through August 28, 2008	Exhibit 3(i) above	
4.2	Bylaws of Plexus Corp., as amended through February 13, 2008	Exhibit 3(ii) above	
4.3	Rights Agreement, dated as of August 28, 2008, between Plexus Corp. and American Stock Transfer & Trust Company, LLC	Exhibit 4.1 to Plexus' Report on Form 8-A dated August 28, 2008	
10.1	(a) Second Amended and Restated Credit Agreement dated as of April 4, 2008 among Plexus Corp., the Guarantors from time to time parties thereto, the Lenders from time to time parties thereto, and Bank of Montreal, as Administrative Agent	Exhibit 10.1 to Plexus' Report on Form 8-K dated April 4, 2008	
	(b) Amended and Restated Credit Agreement dated as of January 12, 2007 among Plexus Corp., the Guarantors from time to time parties thereto, the Lenders from time to time parties thereto, and Bank of Montreal, as Administrative Agent (superseded)	Exhibit 10.1 to Plexus Quarterly Report on Form 10-Q for the quarter ended December 30, 2006	
10.2	(a) Lease Agreement between Neenah (WI) QRS 11-31, Inc. ("QRS: 11-31") and Electronic Assembly Corp. (n/k/a Plexus Services Corp.), dated August 11, 1994	Exhibit 10.8(a) to Plexus' Report on Form 10-K for the year ended September 30, 1994	

	(b) Guaranty and Suretyship Agreement between Plexus Corp. and QRS: 11-31 dated August 11, 1994, together with related Guarantor's Certificate	Exhibit 10.8I to Plexus' Report on Form 10-K for the year ended September 30, 1994
10.3	Letter Agreement regarding Fixed Dollar Collared Accelerated Share Repurchase Transaction dated February 25, 2008, between Plexus and Morgan Stanley & Co. Incorporated	Exhibit 10.1 to Plexus' Report on Form 8-K dated February 25, 2008
10.4	Letter Agreement regarding Fixed Dollar Collared Accelerated Share Repurchase Transaction dated February 25, 2008, between Plexus and Morgan Stanley & Co. Incorporated	Exhibit 10.2 to Plexus' Report on Form 8-K dated February 25, 2008
10.5	(a) Supplemental Executive Retirement Agreements with John Nussbaum dated as of September 19, 1996*	Exhibit 10.1(b) to Plexus' Report on Form 10-K for the fiscal year ended September 30, 1996
	(b) First Amendment Agreement to Supplemental Retirement Agreement between Plexus and John Nussbaum, dated as of September 1, 1999*	Exhibit 10.1(b) to Plexus' Report on Form 10-Q for the quarter ended December 31, 2000
10.6	(a) Employment Agreement, dated May 15, 2008, by and between Plexus Corp. and Dean A. Foate*	Exhibit 10.1 to Plexus' Report on Form 8-K dated May 15, 2008
	(b) Amended and Restated Employment Agreement dated as of September 1, 2003 between Plexus Corp. and Dean A. Foate*[superseded]	Exhibit 10.15(b) to Plexus' Report on Form 10-K for the fiscal year ended September 30, 2003
10.7	(a) Form of Change of Control Agreement with each of the executive officers (other than Dean A. Foate)*	Exhibit 10.2 to Plexus' Report on Form 8-K dated May 15, 2008
	(b) Form of Change of Control Agreements with executive officers [superseded]*	Exhibit 10.2(a) to Plexus' Report on Form 10-K for the fiscal year ended September 30, 2003
10.8	Plexus Corp. 1998 Option Plan* [superseded]	Exhibit A to Plexus' definitive proxy statement for its 1998 Annual Meeting of Shareholders

10.9	(a) Summary of Directors' Compensation*		X
	(b) Summary of Directors' Compensation (11/07)*[superseded]	Exhibit 10.7(b) to Plexus' Report on Form 10-K for the year ended September 29, 2007	
	(c) Plexus Corp. 1995 Directors' Stock Option Plan*[superseded]	Exhibit 10.10 to Plexus' Report on Form 10-K for the year ended September 30, 1994	
10.10	Plexus Corp. 2005 Variable Incentive Compensation Plan – Executive Leadership Team (as amended and restated as of August 31, 2005)*	Exhibit 10.9(b) to Plexus' Report on Form 10-K for the year ended October 1, 2005	
10.11	(a) Plexus Corp. Executive Deferred Compensation Plan*	Exhibit 10.17 to Plexus' Report on Form 10-K for the fiscal year ended September 30, 2000	
	(b) Plexus Corp Executive Deferred Compensation Plan Trust dated April 1, 2003 between Plexus Corp. and Bankers Trust Company*	Exhibit 10.14 to Plexus' Report on Form 10-K for the fiscal year ended September 30, 2003	
10.12(a)	2008 Long-Term Incentive Plan*	Exhibit A to Plexus' definitive proxy statement for its 2008 Annual Meeting of Shareholders	
10.12(b)	Forms of award agreements thereunder*		
	(i) Form of Stock Option Agreement	Exhibit 10.5(a) to Plexus' Report on Form 10-Q dated March 29, 2008	
	(ii) Form of Restricted Stock Unit Award	Exhibit 10.5(b) to Plexus' Report on Form 10-Q dated March 29, 2008	
	(iii) Form of Stock Appreciation Rights Agreement	Exhibit 10.5(c) to Plexus' Report on Form 10-Q dated March 29, 2008	
10.13	Form of Plexus Corp. Long-Term Cash Agreement*	Exhibit 10.1 to Plexus Quarterly Report on Form 10-Q for the quarter ended December 29, 2007	
10.14(a)	Plexus Corp. 2005 Equity Incentive Plan (as amended)* [superseded]	Exhibit 10.8(a) to Plexus' Report on Form 10-K for the fiscal year ended October 1, 2005	
10.14(b)	Forms of award agreements thereunder [superseded]*		
	(i) Form of Option Grant (Officer or Employee)	Exhibit 10.1 to Plexus' Report on Form 8-K dated April 1, 2005	
	(ii) Form of Option Grant (Director)	Exhibit 10.2 to Plexus' Report on Form 8-K dated November 17, 2005	
	(iii) Form of Restricted Stock Unit Award with Time Vesting	Exhibit 10.4 to Plexus' Report on Form 8-K dated April 1, 2005	

	(iv) Form of Stock Appreciation Right Award	Exhibit 10.1 to Plexus' Report on Form 8-K dated August 29, 2007	
21	List of Subsidiaries		X
23	Consent of PricewaterhouseCoopers LLP		X
24	Powers of Attorney	(Signature Page Hereto)	
31.1	Certification of Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.		X
31.2	Certification of Chief Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.		X
32.1	Certification of the CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		X
32.2	Certification of the CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		X
99.1	Reconciliation of ROIC to GAAP Financial Statements		X

* Designates management compensatory plans or agreements

BOARD OF DIRECTORS

John L. Nussbaum – Chairman of the Board

Dean A. Foate – President and Chief Executive Officer

Ralf R. Böer – Partner, Chairman and Chief Executive Officer, Foley & Lardner LLP

Stephen P. Cortinovis – Private Equity Investor

David J. Drury – President, Poblocki Sign Company, LLC

Peter Kelly – Chief Financial Officer and Vice President, UGI Corp.

Michael V. Schrock – President and Chief Operating Officer, Pentair, Inc.

Charles M. Strother, M.D. – Physician; also Professor Emeritus at University of Wisconsin-Madison

Mary A. Winston – Senior Vice President and Chief Financial Officer, Giant Eagle, Inc.

EXECUTIVE OFFICERS

Dean A. Foate
President, Chief Executive Officer and Director

Ginger M. Jones
Vice President and Chief Financial Officer

Michael D. Buseman
Senior Vice President – Global Manufacturing Operations

Thomas J. Czajkowski
Vice President and Chief Information Officer

Steven J. Frisch
Senior Vice President – Global Engineering Services

Todd P. Kelsey
Senior Vice President – Global Customer Services

Yong Jin Lim
Regional President – Plexus Asia Pacific

Joseph E. Mauthe
Vice President – Global Human Resources

Angelo M. Ninivaggi
Vice President, General Counsel, Secretary and Corporate Compliance Officer

George W.F. Setton
Corporate Treasurer and Chief Treasury Officer

Michael T. Verstegen
Senior Vice President – Global Market Development

Investor Information

Direct all inquiries for investor relations information, including copies of the Company's Form 10-K and other reports filed with the SEC to:

Investor Relations
Plexus Corp.
55 Jewelers Park Drive
P.O. Box 156
Neenah, Wisconsin 54957-0156
920-722-3451
dianne.boydstun@plexus.com
www.plexus.com

For common stock market information, see Item 5 in the Form 10-K. The Form 10-K is an integral part of this Annual Report.

Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, New York 10038
1-800-937-5449

Auditors
PricewaterhouseCoopers LLP
Milwaukee, Wisconsin

Annual Meeting
February 4, 2009: 11:00 a.m.
The Westin Chicago Northwest
400 Park Boulevard
Itasca, Illinois

PLEXUS®
The Product Realization Company

END